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As filed with the Securities and Exchange Commission on January 10, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Accuride Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number)	61-1109077 (I.R.S. Employer Identification No.)

7140 Office Circle
Evansville, Indiana 47715
Telephone: (812) 962-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John R. Murphy
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715
Telephone: (812) 962-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher D. Lueking, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 South Wacker Drive Chicago, Illinois 60606 Telephone: (312) 876-7700 Facsimile: (312) 993-9767	Risë B. Norman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum offering price(1)	Amount of registration fee

Common stock, par value $0.01 per share	$290,000,000.00	$34,133.00

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. See "Underwriting."

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 10, 2005

PROSPECTUS

                  Shares

Common Stock

        We are offering                        shares of our common stock in this initial public offering. The selling stockholders named in this prospectus are offering an additional                         shares. We will not receive any proceeds from the sale of shares by the selling stockholders. We and the selling stockholders have granted the underwriters a 30-day option to purchase up to                        additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.

        No public market currently exists for our common stock. We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol "            ." We currently estimate that the initial public offering price will be between $            and $            per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 17.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Accuride Corporation (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2005.

Citigroup
Deutsche Bank Securities
UBS Investment Bank

                        , 2005

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If any person provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, the common stock only in jurisdictions where offers and sales are permitted.

        The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET AND INDUSTRY DATA

        This prospectus contains market and industry data, primarily from reports published by America's Commercial Transportation Publications and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data include estimates and forecasts regarding future growth in these industries, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data have been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, while believed by us to be reliable, have not been verified by any independent sources.

PROSPECTUS SUMMARY

        The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we have referred you. The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in this prospectus. For a discussion of certain factors to be considered in connection with an investment decision, see "Risk Factors."

        Unless otherwise indicated or the context otherwise requires, the terms "Company," "we," "us," "our" and "Accuride" refer to Accuride Corporation and its subsidiaries after giving effect to the acquisition of Transportation Technologies Industries, Inc. as described on page 8, which we refer to as the "TTI merger." "TTI" refers to Transportation Technologies Industries, Inc. and its subsidiaries. When we describe historical Accuride financial information on a "pro forma" basis, we are giving effect to the TTI merger and the borrowings described on page 8, which we refer to as the "Transactions," and when we describe Accuride financial information on a "pro forma as adjusted" basis, we are giving effect to the Transactions, this offering and the use of proceeds thereof as described under "Use of Proceeds."

Our Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have the number one or number two market position in the majority of our major product categories. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we generated pro forma net sales of $804.3 million and $790.8 million, respectively.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components. For commercial vehicle steel wheels, aluminum wheels and brake drums, we had estimated fiscal 2003 market share of approximately 87%, 48%, and 55%, respectively. We believe that we have number one or number two market positions in spoke wheels, metal grills, metal bumpers, crown assemblies, seating assemblies and fuel tanks in commercial vehicles. For the year ended December 31, 2003, we sold approximately 56% of our products to heavy- and medium-duty truck and commercial trailer OEMs and approximately 24% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9% while also growing as a percentage of overall sales. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Our Products

        The following table provides a summary of our key products and brands:

Product Category	2003 Pro Forma Net Sales	% of Total Sales	Principal Product Lines	Brands
	(dollars in millions)
Commercial vehicle steel wheels	$188.3	23.4%	Steel wheels for heavy- and medium-duty vehicles	Accuride
Commercial vehicle aluminum wheels	$93.3	11.6%	Forged aluminum wheels for heavy- and medium-duty vehicles	Accuride
Wheel-end components and assemblies	$198.6	24.7%	Brake drums, disc wheel hubs, spoke wheels, disc brake rotors and automatic slack adjusters	Gunite
Truck body and chassis parts	$88.6	11.0%	Bumpers, fuel tanks, bus components and chassis assemblies, battery boxes and toolboxes, front-end crossmembers, muffler assemblies, crown assemblies and components	Imperial
Light truck wheels	$82.5	10.3%	Steel wheels for light-duty trucks	Accuride
Seating assemblies	$43.9	5.4%	Air suspension and static seating assemblies: high-back, mid-back, low-back, three-man and two-man bench seats, school bus, transit bus and mechanical seats	Bostrom
Other components	$109.1	13.6%	Accuride: military and specialty wheels Fabco: steerable drive axles and gear boxes Brillion: flywheels, transmission and engine-related housing, chassis brackets and non-powered farm equipment	Accuride, Fabco and Brillion

Total	$804.3	100.0%

Our Industry

        We compete in the North American commercial vehicle components industry and serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarkets. Heavy- and medium-duty trucks are used for local and long-haul commercial trucking and are classified by gross vehicle weight. The heavy-duty truck market is comprised of trucks with gross weight in excess of 33,000 lbs. and the medium-duty truck market is comprised of trucks with gross weight from 16,001 lbs. to 33,000 lbs. Demand for our products is driven by demand for these vehicles, which is itself driven largely by the following key factors:

  •
  The Economic Cycle.  Growth in the commercial vehicle industry tends to grow in-line with the broader economy. As a result, the trucking industry generally correlates with economic indicators, including gross domestic product and industrial production indicators, such as the Industrial Production Index.

  •
  Freight Growth.  Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation (i.e., rail, pipeline, etc.), leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.9% in 2003. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking vis-à-vis other modes of transporting goods.

  •
  The Replacement Cycle.  Another key industry driver is the finite lives of commercial vehicles. Most leading national freight companies replace their vehicles every three to five years. According to America's Commercial Transportation Publications, or ACT, at the end of 2003, the average age of existing heavy-duty truck fleets reached a ten-year high of 5.9 years, relative to the ten-year average of 5.5 years. Historically, vehicle demand increases as trucking fleets revert to a normal age level for their vehicles.

        The relationship between suppliers and OEMs in the industry generally tends to be close, cooperative and long-term in nature. In contrast to the automotive industry, end customers generally have the ability to specify components used in the original production of commercial vehicles, increasing the importance of brand recognition. Frequently, higher-quality components are designated as "standard" equipment on an OEM's product line, meaning that any truck ordered in that line will come with the standard components unless the end user specifically requests a different product. As a result, once a product is designated as a standard component, the demand for it in both the OEM market and the aftermarket generally remains steady.

        According to ACT, North American heavy-duty truck production is expected to increase from 176,774 units in 2003 to 350,914 units in 2008, a compound annual growth rate of 14.7%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace through November 2004. North American year-to-date heavy-duty net truck orders increased 98.0% from November 2003 to November 2004. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand. The medium-duty market, which tends to be less cyclical than the heavy-duty market, also improved in 2004; production is expected to increase from 194,925 units in 2003 to 287,226 units in 2008. Similar to heavy-duty trucks, there was robust demand for commercial trailers in 2004; commercial trailer sales are expected to increase from 183,162 units in 2003 to 346,009 units in 2008.

        The heavy- and medium-duty commercial vehicle components aftermarket is characterized by steady sales and higher margins than the OEM market. Demand in the aftermarket is primarily driven by the number of trucks in operation and the number of miles driven. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles (the number of miles driven multiplied by the number of tons transported) driven in the overall trucking industry, which is expected to increase steadily through 2008.

Our Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

  •
  Leading Market Positions.  We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we have approximately an 87% market share (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we have approximately a 48% market share (an increase from approximately a 24% market share in 1998). The TTI merger expands our range of products and further solidifies our strong customer base by combining both companies' long-standing relationships with important OEMs. The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 55% market share in brake drums and approximately a 37% market share in disc wheel hubs. We expect to benefit from the combined businesses' broad product portfolio, established brand names and dedicated sales force, all of which we believe will help us to maintain and improve our strong market position by enhancing our ability to cross-sell products, increase our content per vehicle and market ourselves as a broad-based provider of commercial vehicle components to our customers. Based on internal market data, we believe that we have a number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
  •
  Significant and Increasing Profitability through Operational Excellence.  Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This system tracks operating metrics on a weekly and monthly basis and performance is tied to employees' annual compensation. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. These cost reduction efforts, in addition to the overall improvement in volume, have resulted in higher margins and profitability. We expect continued margin improvement as the benefits of improving market demand and a lower fixed cost base are more fully realized. Furthermore, the combination of Accuride and TTI provides the opportunity to create meaningful synergies in terms of rationalizing existing costs. We believe that combining the businesses will allow us to eliminate redundant corporate overhead expenses and reduce other costs through the consolidation of purchasing, research and development, information technology and sales and distribution.

  •
  Diversified Business.  We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. Our diversification also enables us to capitalize on the growth in our different end markets and enhances our recognition and reputation with our customer base. The following table describes our approximate 2003 pro forma net sales by product, end market and customer:

2003 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

  •
  Strong, Long-Term Customer Relationships.  We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. We have a dedicated sales force located near major customers such as Freightliner, PACCAR and International with additional field personnel positioned throughout North America to service other OEMs, independent distributors and trucking fleets. In addition, our research and development department works closely with customer engineering groups on technology development teams that develop new proprietary products and improve existing products and manufacturing processes. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Accuride and TTI manufacture and sell products that target the same end customers and in some cases, are sold to the same buying representatives at the commercial vehicle OEMs that we serve. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

  •
  Significant and Growing Aftermarket Presence.  The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9%. We believe that our increased penetration is a direct result of our focus on the aftermarket. Furthermore, we believe that the TTI merger will widen our sales channels, particularly in the aftermarket where TTI has a strong presence that will provide us with a broader distribution network to reach more customers.

  •
  Significant Barriers to Entry.  Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand and (5) strong name-brand recognition. Competition from non-U.S.

    manufacturers is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspect of many of our products, the need to be responsive to order changes on short notice, unique North American design requirements and the small labor component to most products.

  •
  State-of-the-Art Manufacturing Facilities.  Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. These investments have significantly lowered overall labor costs. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products and require only modest capital expenditures to increase capacity selectively and lower overall manufacturing costs. Our facilities are strategically located within relative proximity of many of our customers, facilitating more effective and efficient customer service and lowering customer freight charges.

  •
  Proven Management Team.  With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader. Most recently, our management team successfully led us through an industry downturn and implemented significant operational improvements.

Our Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented over the last five years, will enable us to benefit significantly from the anticipated growth in the North American truck market. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

  •
  Focus on Operational Excellence and Efficiency.  We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a low fixed-cost structure. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. As a result, we have maintained our gross profit margin over the past three years despite an industry-wide 30% reduction in heavy-duty truck builds from 252,006 units in 2000 to 176,774 units in 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. In 2004, we experienced an increase in raw material costs. To reduce our exposure to these and future cost increases, we have implemented a combination of price increases and surcharges.

  •
  Enhance Market Position through Organic Growth and Revenue Synergies.  We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offering, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components. Examples include increasing our aftermarket sales through the use of TTI's large and established distribution network, leveraging Accuride's long-standing truck and commercial trailer fleet relationships for TTI's products, expanding opportunities in the military market for TTI products, combining and enhancing product development functions and using Accuride's Monterrey, Mexico facility to establish our Imperial brand name in Mexico.

  •
  Realize Cost Synergies from TTI Merger.  The combination of Accuride and TTI provides the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of purchasing, research and development, information technology and sales and distribution functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

  •
  Increase Products under Standard Supplier Arrangements.  We provide standard content to a majority of truck platforms at each of PACCAR, Freightliner, International and Volvo/Mack. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

  •
  Build Upon Our Market Leading Product Portfolio.  As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio to further solidify our position as a leading supplier of commercial vehicle components. We expect to develop the portfolio through both internal product development efforts and through select acquisitions of strategic products. We have a market-driven approach to product development, leveraging our close relationships with commercial vehicle OEMs to quickly assess and react to market demand. We believe that we have a strong track record of initiating product improvements and designing customer-oriented solutions. Additionally, while our near-term focus will be on the successful integration of TTI, we will also continue to identify and pursue, where strategically and financially prudent, select acquisitions that complement our existing portfolio.

  •
  Expand Truck Aftermarket Penetration.  Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9%. We intend to continue our focus on increasing penetration in the aftermarket. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

Corporate Information

Our Sponsors

Kohlberg Kravis Roberts & Co. L.P.

        Kohlberg Kravis Roberts & Co. L.P. is one of the world's oldest and most experienced private equity firms specializing in management buyouts. KKR's investment approach is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Over the past 28 years, KKR has raised approximately $25 billion in private equity funds and invested over $19 billion of equity in more than 115 transactions.

Trimaran Capital Partners

        Trimaran Capital Partners is a private asset management firm headquartered in New York, with assets under management in excess of $3.8 billion. Trimaran Fund Management, L.L.C., an affiliate of Trimaran Capital Partners, is the investment manager to Trimaran Fund II and investors in the Trimaran investment program, collectively Trimaran, a $1.0 billion private equity fund dedicated to leveraged buyouts, recapitalizations and growth capital investments in middle-market companies throughout the United States and Western Europe. Since 1995, Trimaran Capital Partners has invested in more than 60 portfolio companies. In addition, Trimaran Capital Partners, through its affiliated entity, Trimaran Advisors, L.L.C., formerly Caravelle Advisors, L.L.C., manages a portfolio of bank loans, high yield securities and special situation investments. Caravelle Investment Fund, L.L.C., a fund managed by Trimaran Advisors, is also an investor in our company.

Additional Information

        We are a Delaware corporation and the address of our principal executive office is 7140 Office Circle, Evansville, Indiana 47715. Our telephone number is (812) 962-5000. Our website address is www.accuridecorp.com. Information contained on our website is not part of this prospectus.

        All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The TTI Merger and Related Transactions

        On December 24, 2004, Accuride entered into an agreement and plan of merger with TTI that provides for the merger of a wholly owned subsidiary of Accuride with and into TTI, pursuant to which TTI will become a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the Accuride stockholders will own 65% of the common stock of the combined company, with the remaining 35% of common stock of the combined company being held by TTI's stockholders, with up to an additional 3% of the common stock of the combined company issuable to TTI's stockholders upon the achievement of certain performance goals.

        In connection with the TTI merger (assuming an expected closing on or about January 28, 2005):

  •
  We intend to enter into a senior secured credit facility, consisting of a $615 million Term Loan B, a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility, approximately $25 million of which will be funded at closing;

  •
  We intend to repurchase all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

  •
  We intend to repay substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and a redemption premium; and

  •
  We expect to pay approximately $32.0 million of transaction fees and expenses.

        We refer to the TTI merger and the borrowings under our new senior credit facilities collectively as the Transactions.

THE OFFERING

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Over-allotment option	shares
Total common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that the net proceeds to us from the offering, after deducting underwriting discounts and commissions and estimated offering expenses we will pay, will be approximately $ million. We estimate that our net proceeds will be approximately $ million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for the repayment of outstanding indebtedness and for general corporate purposes. We will not receive any proceeds from sales of our common stock by the selling stockholders in the offering. The selling stockholders will receive all net proceeds from the sale of shares of our common stock by them under this prospectus. See "Use of Proceeds."
Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
Proposed New York Stock Exchange symbol

        The calculation of shares of common stock to be outstanding after this offering is based on 41,324.99 shares of our common stock (    shares after giving effect to the                         split described below) outstanding on December 31, 2004 and assumes:

  •
  the underwriters do not exercise their over-allotment option;

  •
  the                        split of our common stock that will occur immediately prior to the consummation of this offering; and

  •
  the issuance of 16,522.19 shares (including 2,025.80 shares issuable upon the achievement of certain performance goals) in connection with the TTI merger.

        The number of outstanding shares of common stock calculated above excludes 2,410.20 shares (                        shares after giving effect to the                        split and the TTI merger) issuable upon exercise of currently outstanding options under the Accuride Corporation 1998 Stock Purchase and Option Plan and                        shares issuable upon the exercise of new options to be issued concurrently with consummation of the offering under our new Equity Incentive Plan (which number would be                        shares if the underwriters exercise their over-allotment option in full).

Risk Factors

        Investing in our common stock involves a number of material risks. For a discussion of certain risks that should be considered in connection with an investment in our common stock, see "Risk Factors."

SUMMARY HISTORICAL AND PRO FORMA
CONSOLIDATED FINANCIAL AND OTHER DATA

        Set forth below is summary consolidated financial and other data of Accuride and TTI and pro forma financial and other data of Accuride at the dates and for the periods indicated. We derived the statements of operations data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 from Accuride's audited financial statements. We derived the statements of operations data for the nine months ended September 30, 2003 and 2004, as well as the balance sheet data as of September 30, 2004, from Accuride's unaudited financial statements.

        The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or any future period. The summary unaudited pro forma consolidated financial and other data for Accuride have been prepared to give effect to the Transactions. The summary unaudited pro forma consolidated financial and other data are provided for informational purposes only. The summary unaudited pro forma consolidated financial and other data do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, nor do such data purport to project the results of operations for any future period. The summary consolidated historical and pro forma financial and other data should be read in conjunction with "Pro Forma Consolidated Financial Data," "Selected Historical Consolidated Financial and Other Data of Accuride," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of Accuride and TTI and related notes included elsewhere in this prospectus.

	Accuride Historical							Pro Forma(a)
						Nine Months Ended September 30,
	Year Ended December 31,								Nine Months Ended September 30, 2004
								Year Ended December 31, 2003
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)		(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data:
Net sales(b)	$505,854	$475,804	$332,071	$345,549	$364,258	$269,894	$355,495	$804,267	$790,805
Cost of sales(b)(c)	395,237	396,587	298,275	286,232	301,428	222,608	282,207	668,114	650,453
Gross profit(b)(c)	110,617	79,217	33,796	59,317	62,830	47,286	73,288	136,153	140,352
Operating expenses	29,032	29,494	31,000	24,014	23,918	17,693	18,547	57,198	57,325
Income from operations(c)	81,585	49,723	2,796	35,303	38,912	29,593	54,741	78,955	83,027
Interest income (expense), net(d)	(38,988)	(36,230)	(40,199)	(42,017)	(49,877)	(39,725)	(27,380)	(51,560)	(37,890)
Equity in earning of affiliates(e)	2,316	455	250	182	485	461	441	485	441
Other income (expense), net(f)	(1,081)	(6,157)	(9,837)	1,430	825	(581)	(942)	10,825	(942)
Income tax (expense) benefit	(18,410)	(5,278)	13,836	(5,839)	930	928	(10,326)	(20,376)	(16,786)
Net income (loss)	25,331	2,513	(33,154)	(10,941)	(8,725)	(9,324)	16,534	18,329	27,850
Earnings (Loss) Per Share Data:(g)
Basic	$1,019.44	$101.35	$(1,337.07)	$(441.24)	$(351.86)	$(376.03)	$666.72	$466.47	$708.74
Diluted	1,019.44	101.19	(1,337.07)	(441.24)	(351.86)	(376.03)	644.53	451.71	683.86
Weighted average common shares outstanding:
Basic	24,848	24,796	24,796	24,796	24,797	24,796	24,799	39,293	39,295
Diluted	24,848	24,835	24,796	24,796	24,797	24,796	25,653	40,577	40,725

Balance Sheet Data (at period end):
Cash and cash equivalents	$32,493	$38,516	$47,708	$41,266	$42,692	$35,959	$40,229	N/A	$1,547
Working capital (deficit)(h)	40,492	2,977	(5,136)	17,587	33,945	44,011	64,578	N/A	127,220
Total assets	525,772	515,271	498,223	515,167	528,297	521,271	552,782	N/A	1,148,898
Total debt	460,561	448,886	476,550	474,155	490,475	490,449	488,653	N/A	832,653
Stockholders' equity (deficiency)	(32,131)	(29,200)	(62,354)	(53,249)	(65,842)	(62,054)	(48,452)	N/A	24,716
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	332,587	252,006	145,978	181,199	176,774	127,022	186,578	176,774	186,578
Net cash provided by (used in):
Operating activities	$86,835	$66,343	$1,359	$15,307	$7,964	$(8,525)	$16,036	N/A	N/A
Investing activities	(124,324)	(51,688)	(18,405)	(19,766)	(19,672)	(11,039)	(16,580)	N/A	N/A
Financing activities	66,511	(8,632)	26,238	(1,983)	13,134	14,257	(1,919)	N/A	N/A
EBITDA(i)	110,568	74,012	26,625	65,128	70,026	50,538	74,176	135,010	113,668
Unusual items (increasing) decreasing EBITDA(j)	1,114	15,333	14,353	3,421	2,061	2,550	1,775	(14,642)	7,718
Capital expenditures	44,507	50,420	17,705	19,316	20,261	11,797	15,903	35,305	21,239
Depreciation and amortization(k)	29,784	32,279	35,611	30,740	34,129	24,937	21,282	49,070	32,488

(a)
See "Pro Forma Consolidated Financial Data" on pages 36-44.

(b)
Results of operations for the year ended December 31, 1999 are based on our 50% ownership of Accuride Erie through March 31, 1999 and 100% ownership of Accuride Erie since April 1, 1999. Net sales and gross profit for aluminum wheels for the nine-month period from April 1, 1999 through December 31, 1999 were $76.1 million and $22.1 million, respectively.

(c)
Gross profit and income from operations for 1999 reflected a reduction to cost of sales of $3.0 million related to the favorable Accuride Erie recall adjustment. Gross profit for 2000 reflected $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico facility and $0.2 million of costs related to restructuring charges related to our other facilities. Gross profit for 2001 reflected $2.7 million of charges related to the closure of our Columbia, Tennessee facility, $1.6 million of restructuring charges related to our other facilities and a $2.6 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflected $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario.

(d)
Includes $11.3 million of refinancing costs during the nine months ended September 30, 2003 and the year ended December 31, 2003. In 2000, $2.5 million related to an extraordinary gain resulting from the repurchase of $10.1 million principal amount of our senior subordinated notes for $7.3 million.

(e)
Includes Accuride's income from (1) Accuride Erie, through March 31, 1999, in which we owned a 50% interest prior to such date, (2) AOT, Inc., a joint venture in which we own a 50% interest.

(f)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments. See "Pro Forma Consolidated Financial Data" on pages 36-44.

(g)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments.

(h)
Represents current assets less cash and current liabilities.

(i)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA as presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Net income (loss)	$25,331	$2,513	$(33,154)	$(10,941)	$(8,725)	$(9,324)	$16,534
Income tax expense (benefit)	18,410	5,278	(13,836)	5,839	(930)	(928)	10,326
Interest expense	38,988	36,230	40,199	42,017	49,877	39,725	27,380
Depreciation and amortization	27,839	29,991	33,416	28,213	29,804	21,065	19,936

EBITDA	$110,568	$74,012	$26,625	$65,128	$70,026	$50,538	$74,176

(j)
Net income (loss) was affected by the unusual items presented in the following table:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Restructuring and integration costs(1)		$6,032	$4,292	$2,334
Aborted merger & acquisition costs(2)	$1,443	3,147
Business interruption costs(3)					$2,157	$1,240	$833
Strike avoidance costs(4)					444	444
Other unusual items(5)	(1,500)		224	2,517	285	285
Items related to Accuride's credit agreement(6)	1,171	6,154	9,837	(1,430)	(825)	581	942

Unusual items (increasing) decreasing EBITDA	$1,114	$15,333	$14,353	$3,421	$2,061	$2,550	$1,775

  (1)
  Restructuring and integration costs for 2000 included $5.4 million of restructuring and integration costs related to operations in Monterrey, Mexico and $0.6 million for restructuring costs in the United States. Restructuring and integration costs for 2001 include $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

  (2)
  In 1999, we incurred $1.4 million of fees associated with merger and acquisition activities. In 2000 we incurred $3.1 million of costs related to aborted merger and acquisition activities.

  (3)
  Business interruption costs for 2003 included $2.2 million of costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $0.3 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 and $0.5 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio.

  (4)
  In 2003, we incurred $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania.

  (5)
  Other unusual items in 1999 included $1.5 million associated with the AKW wheel recall adjustment. Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute at our Henderson, Kentucky facility and $2.1 million of other non-recurring costs. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

  (6)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial convenants in Accuride's senior debt facility. Items related to our credit agreement in 1999 consisted of foreign currency losses in the amount of $1.2 million and other income of $0.1 million. Items related to our credit agreement in 2000 consist of foreign currency losses of $6.2 million. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement for the nine months ended September 30, 2003 included foreign currency losses of $0.5 million and other expense of $0.1 million. Items related to our credit agreement for the nine months ended September 30, 2004 included currency losses of $1.0 million and other income of $0.1 million.

(k)
Depreciation and amortization includes amortization of deferred financing costs, which we reported as interest expense in the consolidated financial statements, for all periods presented. Effective January 1, 2002, Accuride adopted Statement of Financial Accounting Standard, or SFAS, No. 142, "Accounting for Goodwill and Other Intangible Assets". No goodwill amortization was recorded during the years ended December 31, 2002 and 2003 or the nine months ended September 30, 2003 and 2004. Included in the year ended December 31, 2003 was $2.2 million of deferred financing costs related to the third amended and restated credit agreement that we entered into on June 13, 2003 to refinance a portion of the debt outstanding under the July 27, 2001 second amended and restated credit agreement.

	TTI Historical
	Year Ended December 31,					Nine Months Ended September 30,
	1999(a)	2000(b)	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$545,334	$522,577	$391,401	$411,598	$440,009	$328,308	$435,310
Cost of sales	434,385	438,876	330,873	340,103	368,931	274,315	372,545
Gross profit	110,949	83,701	60,528	71,495	71,078	53,993	62,765
Selling, general and administrative expenses	54,013	52,496	43,701	36,673	38,896	29,289	30,317
Other operating expenses		643	19,573		(9,236)	663	5,663

Income (loss) from operations	56,936	30,562	(2,746)	34,822	41,418	24,041	26,785
Interest income (expense), net	26,610	42,582	45,640	42,306	40,362	30,167	23,893
Other (income) expense, net	2,832	29,918	(3,209)	(92)	(8,693)	(411)	10,655
Income taxes expense (benefit)	12,763	(11,597)	(15,151)	(1,679)	6,248	(2,099)	(3,500)

Net income (loss) from continuing operations before cumulative effect of accounting change	14,731	(30,341)	(30,026)	(5,713)	3,501	(3,616)	(4,263)
Cumulative effect of accounting change, net of income taxes(c)				(3,794)

Net income (loss) from continuing operations	14,731	(30,341)	(30,026)	(9,507)	3,501	(3,616)	(4,263)
Discontinued operations, net of income taxes(d)	52,545

Net income (loss) before preferred dividends	67,276	(30,341)	(30,026)	(9,507)	3,501	(3,616)	(4,263)
Preferred dividends	—	9,662	13,393	15,267	17,769	12,849	22,842

Net income (loss) available for common shareholders	$67,276	$(40,003)	$(43,419)	$(24,774)	$(14,268)	$(16,465)	$(27,105)

Balance Sheet Data (at period end):
Cash and cash equivalents	$8,799	$4,352	$16,279	$14,085	$—	$1,040	$—
Working capital(e)	45,016	26,664	7,402	2,309	13,515	16,860	55,573
Total assets	535,381	519,562	463,649	450,543	450,744	461,435	490,408
Total debt	204,366	367,929	350,303	347,836	309,129	353,191	336,025
Stockholders' equity (deficiency)	182,675	14,496	(4,329)	(25,375)	19,769	(28,472)	15,506
Other Financial and Operating Data:
North American heavy-duty truck production (units)	332,587	252,006	145,978	181,199	176,774	127,022	186,578
Net cash provided by (used in):
Operating activities	$35,599	$3,224	$22,296	$23,194	$7,846	$5,876	$(11,002)
Investing activities	(12,605)	(19,618)	9,550	(10,242)	(8,393)	(12,103)	(5,336)
Financing activities	(36,329)	11,947	(19,919)	(15,146)	(13,538)	(6,818)	16,338
EBITDA(f)	79,168	41,827	25,716	50,340	66,964	36,132	36,961
Unusual items (increasing) decreasing EBITDA(g)	—	19,115	16,165	—	(18,826)	663	5,943
Capital expenditures	16,447	18,773	5,450	10,242	15,044	12,103	5,336
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	12,091	10,176

(a)
Results for the year ended December 31, 1999 included the results of acquisitions made in 1999 from their respective acquisition dates. These included the results for Imperial Group L.P. from April 29, 1999, EMI Company from May 17, 1999, Clark Engineering and Manufacturing, Inc. from September 30, 1999 and BMC Virginia, Inc. from October 21, 1999. Net sales and operating income in 1999 would have been higher by $68.5 million and $6.4 million, respectively, if these acquisitions had occurred on January 1, 1999.

(b)
In March 2000, TTI was recapitalized in a transaction in which approximately 88% of the fully diluted shares of TTI's common stock was converted into the right to receive $21.50 per share in cash. In connection with this recapitalization, TTI entered into new debt financing arrangements.

(c)
During 2002, as a result of TTI's adoption of SFAS 142, TTI recorded a transitional goodwill impairment charge net of taxes of $3.8 million. See Note 5 to TTI's audited consolidated financial statements included elsewhere in this prospectus.

(d)
Represents income of $22.7 million, net of taxes, from TTI's discontinued freight car manufacturing operations and a gain of $29.8 million, net of taxes, from the sale of such operations.

(e)
Represents current assets less cash and current liabilities.

(f)
EBITDA is a non-GAAP financial measure and is defined as net income (loss) before discontinued operations and the cumulative effect of accounting changes plus (1) depreciation and amortization, (2) interest expense, net of interest income, (3) loss on debt extinguishment and (4) income taxes. TTI relies on EBITDA as the primary measure to review and assess its operating performance and its management teams. Management and investors also review EBITDA to evaluate TTI's overall performance and to compare TTI's current operating results with corresponding periods and with other companies in the truck components industry. We believe that it is important and useful to investors to provide disclosure of TTI's operating results on the same basis as that used by TTI's management. TTI also believes that it can assist investors in comparing its performance to that of other companies on a consistent basis without regard to items that may not exist or do not directly affect its operating performance. You should not consider EBITDA in isolation or as a substitute for net income or cash flow from operations or other cash flow statement data determined in accordance with GAAP. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure presented here may differ from and may not be comparable to similarly titled measures used by other companies.

Historical
results for the year ended December 31, 1999 included the results from acquisitions made in 1999 from their respective acquisition dates. These included the results for Imperial Group L.P. from April 29, 1999, EMI Company from May 17, 1999, Clark Engineering and Manufacturing, Inc. from September 30, 1999 and BMC Virginia, Inc. from October 21, 1999. If these acquisitions had occurred on January 1, 1999, EBITDA in 1999 would have been higher by $9.0 million.

Set
forth below is a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
						(unaudited)
Net income (loss) before preferred dividends	$67,276	$(30,341)	$(30,026)	$(9,507)	$3,501	$(3,616)	$(4,263)
Discounted operations, net of income taxes	(52,545)	—	—	—	—	—	—
Cumulative effect of accounting change, net of income taxes	—	—	—	3,794	—	—	—
Depreciation and amortization	22,232	25,600	25,054	15,518	15,546	12,091	10,176
Interest expense, net of interest income	25,251	42,137	45,043	42,214	39,866	29,756	23,893
Loss on debt extinguishment	4,191	16,028	796	—	1,803	—	10,655
Income tax expense (benefit)	12,763	(11,597)	(15,151)	(1,679)	6,248	(2,099)	(3,500)

EBITDA	$79,168	$41,827	$25,716	$50,340	$66,964	$36,132	$36,961

(g)
Our net income (loss) was affected by the following unusual items:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Selling, general and administrative expenses (1)	—	$4,137	—	—	$410	—	$280
Other operating expenses:
Restructuring costs (2)	—	643	19,573	—	—	—	—
Reduction in estimated environmental remediation liability (3)	—	—	—	—	(6,636)	—	—
Net (gain) loss on disposition of property, plant and equipment (4)	—	—	—	—	(2,600)	663	2,203
Severance of former chief executive officer (5)	—	—	—	—	—	—	3,460
Other (income) expense, net:
Gain on sale of rail assets (6)	—	—	(5,000)	—	(10,000)	—	—
Transaction related costs (7)		14,335	1,592

Unusual items (increasing) decreasing EBITDA	$—	$19,115	$16,165	$—	$(18,826)	$663	$5,943

  (1)
  Selling, general and administrative expenses included $4.1 million of non-cash compensation in 2000 relating to the recapitalization of TTI (by way of a going-private transaction) in March of that year, $0.3 million for management bonuses related to the exchange of subordinated debt for preferred stock in December 2003 and $0.1 million and $0.3 million in 2003 and 2004, respectively, related to fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

  (2)
  In 2000, TTI recorded $0.6 million of restructuring costs related to the closure of its Fort Worth, Texas plating facility. In 2001, TTI recorded $19.6 million of restructuring costs, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expenses. The costs related primarily to the closure of TTI's Erie, Pennsylvania iron casting and machining operation.

  (3)
  In early 2003, TTI undertook a review, with assistance from third-party specialists, of its environmental exposures. The review indicated that there was a substantial reduction in TTI's probable exposure at identified sites due primarily to the inactive status or closure of many of the sites and consent decrees obtained at certain of the sites. Accordingly, TTI reduced its reserves relating to the sites by $6.6 million.

  (4)
  On October 30, 2003, TTI sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million. This $3.7 million gain was offset by losses on dispositions of fixed assets of $1.1 million, $0.7 million of which occurred in the third quarter of 2004. In the quarter ended September 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

  (5)
  In August of 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

  (6)
  TTI recorded gains from the sale of its residual ownership interest in its former rail car business of $5.0 million in 2001 and $10.0 million in 2003.

  (7)
  Transaction related costs include $14.3 million related to underwriting expenses in 2000 and $1.6 million of expense related to the issuance of $10.0 million in common stock and modification of TTI's borrowing agreements in 2001.

RISK FACTORS

        You should carefully consider the following factors, in addition to other information included in this prospectus, before investing in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

  We are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers.

        Sales, including aftermarket sales, to Freightliner, PACCAR, International and Volvo/Mack constituted approximately 16%, 14%, 13% and 9%, respectively, of our 2003 pro forma net sales. No other customer accounted for more than 8% of our pro forma net sales during this period. The loss of any significant portion of sales to any of our major customers could have a material adverse effect on our business, results of operations or financial condition.

        We are a standard supplier on a majority of truck platforms at each of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform, unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as a standard component may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations or financial condition.

        We are continuing to engage in efforts intended to improve and expand our relations with each of Freightliner, PACCAR, International and Volvo/Mack. We have supported our position with these customers through direct and active contact with end users, trucking fleets and dealers, and have located certain of our sales personnel in offices near these customers and most of our other major customers. We cannot assure you that we will maintain or improve our customer relationships, whether these customers will continue to do business with us as they have in the past or whether we will be able to supply these customers or any of our other customers at current levels. The loss of a significant portion of our sales to Freightliner, PACCAR, International and Volvo/Mack could have a material adverse effect on our business, results of operations or financial condition. In addition, the delay or cancellation of material orders from, or problems at, Freightliner, PACCAR, International or Volvo/Mack or any of our other major customers could have a material adverse effect on our business, results of operations or financial condition.

  Increased cost of raw materials and purchased components may adversely affect our business, results of operations or financial condition.

        Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials and purchased components that are beyond our control. Our operations require substantial amounts of raw steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for a material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seeks bankruptcy relief or otherwise cannot continue its business as anticipated or we cannot renew our supply contracts on favorable terms, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us, which at times may be more pronounced during periods of higher truck builds, may affect our profitability and, as a result, have a material adverse effect on our business, results of operations or financial condition.

        We use substantial amounts of raw steel and aluminum to produce wheels and rims. Although raw steel is generally available from a number of sources, we have obtained favorable sourcing by negotiating and entering into high-volume contracts with third parties with terms ranging from one to three years. We obtain raw steel and aluminum from various third-party suppliers. We cannot assure you that we will be successful in renewing our supply contracts on favorable terms or at all. A substantial interruption in the supply of raw steel or aluminum or inability to obtain a supply of raw steel or aluminum on commercially desirable terms could have an adverse effect on our business, results of operations or financial condition. We are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of raw steel or aluminum may have a material adverse effect on our business, results of operations or financial condition.

        Steel scrap and pig iron are also major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron which is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition. See "Business—Raw Materials and Suppliers."

  Our business is affected by the cyclical nature of the industries and markets that we serve.

        The heavy- and medium-duty truck and truck components industries, the heavy-duty truck OEM market and, to a lesser extent, the medium-duty truck OEM market and the heavy- and medium-wheel and light-wheel industries are highly cyclical. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations, consumer spending, fuel costs and our customers' inventory levels and production rates. These industries and markets are particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by trucks. Economic downturns in the industries or markets that we serve generally result in reduced sales of our products, which could lower our profits and cash flows. In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in decreased demand for our products and could have a material adverse effect on our business, results of operations or financial condition.

  Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business, results of operations or financial condition.

        We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations or financial condition.

  We may be unable to integrate TTI and other acquired companies successfully.

        Integrating TTI and any future acquired business requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Furthermore, integrating TTI or any future integration of an acquired business involves a number of special risks, some or all of which could have a material adverse effect on our business, results of operations or financial condition. These risks include:

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  unforeseen operating difficulties and expenditures associated with managing a substantially larger, broader and more geographically diverse organization;

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  difficulties in assimilating acquired personnel, operations and technologies;

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  challenges in implementing appropriate systems, policies, benefits and compliance programs;

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  impairment of goodwill and other intangible assets;

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  diversion of management's attention from ongoing development of our business or other business concerns;

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  potential loss of customers;

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  failure to retain key personnel of the acquired businesses;

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  the use of substantial amounts of our available cash; and

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  the incurrence of additional indebtedness.

        Any one or a combination of these factors may cause our revenues or earnings to decline and we cannot assure you that we will be able to maintain or enhance the profitability of TTI or any acquired business or consolidate its operations to achieve cost savings.

        In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material averse effect on our business, results of operations or financial condition.

  As a result of the TTI merger, we will be a substantially larger and broader organization, and if our management is unable to manage the larger organization, our operating results will suffer.

        As a result of the TTI merger, we will have over 4,700 employees based at 17 facilities in North America. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to successfully manage the substantially larger organization, or any significant delay in achieving successful management, could have a material adverse effect on our business, results of operations or financial position.

  We operate in highly competitive markets.

        The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies, that are larger and have greater financial and other resources than we do. Our products may not be able to compete successfully with the products of these other companies, divisions, units or subsidiaries. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. As a result, our products may not be able to compete successfully with their products. In addition, OEMs may expand their internal production of wheels, shift sourcing to other suppliers or take other actions that could reduce the market for our products and have a negative impact on our business. We may encounter increased competition in the future from existing competitors or new competitors. We expect these competitive pressures in our markets to remain strong. See "Business—Competition."

        In addition, potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete. Foreign truck components suppliers may in the future increase their currently modest share of the markets for truck components in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or international demand for trucks and/or truck components decreases, an increase of truck component imports into the United States may occur, which could have a material adverse effect on our business, results of operations or financial condition.

  We face exposure to foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our profitability may change in unpredictable ways.

        In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, particularly with respect to the Canadian dollar. A significant change in exchange rates could have a material impact on our expenses. We have implemented a hedging strategy for these exposures; however, we cannot be certain that our efforts to minimize this risk will be effective. Factors that could impact the effectiveness of our hedging strategy include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

  We may not be able to continue to meet our customers' demands for our products and services.

        We must continue to meet our customers' demand for our products and services. However, we may not be successful in doing so. If our customers' demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and/or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations or financial condition.

        In addition, it is important that we continue to meet our customers' demands in the truck components industry for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations for the truck components industry has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers' demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers' demand for product innovation.

  Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

        We manufacture our products at 17 facilities and provide logistical services at six just-in-time sequencing facilities in the United States. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

  We may incur potential product liability, warranty and product recall costs.

        We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

  Work stoppages or other labor issues at our facilities or at our customers' facilities could adversely affect our operations.

        As of December 31, 2004, approximately 48% of our workforce was represented by unions. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged work stoppage or strike at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations or financial condition. In addition, certain of our facilities have separate agreements covering the workers at each such facility and, as a result, we have collective bargaining agreements with several different unions. These collective bargaining agreements expire at various times over the next few years, with no contract expiring before April 2005, with the exception of our union contract with our hourly employees at our Monterrey, Mexico facility, which is renewed on an annual basis. Any failure by us to reach a new agreement upon expiration of such union contracts may have a material adverse effect on our business, results of operations or financial condition. In June 2004 certain employees at our Cuyahoga Falls, Ohio facility elected to be represented by United Auto Workers. The initial contract is currently under negotiation. See "Business—Employees and Labor Unions."

        In addition, if any of our customers experiences a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations or financial condition.

  We are subject to a number of environmental rules and regulations that may require us to make substantial expenditures.

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties, or PRPs, under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of December 31, 2003, we had an environmental reserve of approximately $3.0 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007. See "Business—Environmental Matters."

  We might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property.

        The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. In either case, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business, results of operations or financial condition.

  Litigation against us could be costly and time consuming to defend.

        We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management's attention and resources, which could adversely affect our business, results of operations or financial condition.

  If we fail to retain our executive officers, our business could be harmed.

        Our success largely depends on the efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly benefit us. The loss of any one of them, in particular Mr. Keating, could have a material adverse effect on our business, results of operations or financial condition. Our future success will also depend in part upon our continuing ability to attract and retain highly qualified personnel.

  Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

        Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We cannot assure you that we will be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive or that certain of our products will not, as a result, become obsolete or less attractive to our customers.

  The reliability of market and industry data included in this prospectus may be uncertain.

        This prospectus contains market and industry data, primarily from reports published by ACT and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to heavy- and medium-duty truck production, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. We have not independently verified the data or any of the assumptions on which any estimates or forecasts are based. Similarly, internal company surveys, studies and research, which while we believe to be reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business, results of operations or financial condition.

Other Risks Related to Our Business

  Our substantial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

        As of September 30, 2004, our pro forma indebtedness would have been $832.7 million. Our substantial level of indebtedness could have important negative consequences to you and us, including:

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  we may have difficulty satisfying our obligations with respect to our indebtedness;

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  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

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  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

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  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

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  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

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  our leverage could place us at a competitive disadvantage compared to our competitors that have less debt; and

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  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

        You should also be aware that certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. As of September 30, 2004, on a pro forma basis, the carrying value of our total debt would have been $832.7 million, of which $643.1 million, or 77%, would have been subject to variable interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same.

  Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our new credit facilities and the indenture governing our senior subordinated notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. As of September 30, 2004, on a pro forma basis, the revolving credit facility under our new senior credit facilities would have provided for additional borrowings of up to $95 million under our U.S. revolving credit facility and $5 million under our Canadian revolving credit facility. To the extent new debt is added to our and our subsidiaries' current debt levels, the risks described above would increase.

  To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

  We are subject to a number of restrictive covenants which, if breached, may restrict our business and financing activities.

        Our new credit facilities and the indenture governing our senior subordinated notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

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  incur additional debt;

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  pay dividends and make distributions;

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  issue stock of subsidiaries;

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  make certain investments;

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  repurchase stock;

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  create liens;

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  enter into affiliate transactions;

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  enter into sale-leaseback transactions;

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  merge or consolidate; and

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  transfer and sell assets.

        In addition, our new credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including our senior subordinated notes, while borrowings under our new credit facilities are outstanding. Our new credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        If we are unable to comply with the restrictions contained in the credit facilities, the lenders could:

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  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

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  require us to apply all of our available cash to repay the borrowings; or

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  prevent us from making debt service payments on the senior subordinated notes;

any of which would result in an event of default under our senior subordinated notes. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our new credit facilities, which constitutes substantially all of our and our subsidiaries' assets. Although holders of the senior subordinated notes could accelerate the notes upon the acceleration of the obligations under our credit facilities, we cannot assure you that sufficient assets will remain after we have paid all the borrowings under our new credit facilities and any other senior debt to repay the senior subordinated notes.

Risks Related to the Offering and Our Common Stock

  Future sales of our common stock may depress our stock price.

        The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

        There will be            shares of our common stock outstanding immediately after the offering. All of the            shares of our common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. After the offering, approximately 41,324.98 shares of common stock will be either "restricted securities" or affiliate securities as defined in Rule 144. Subject to the 180-day lock-up agreements with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144. Approximately 38,358.78 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules, and approximately 2,966.20 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). See "Shares Eligible for Future Sale—Sales of Restricted Shares."

        We and our executive officers and directors and substantially all of our stockholders have entered into 180-day lock-up agreements with the underwriters. The lock-up agreements prohibit each of us from selling or otherwise disposing of shares of common stock except in limited circumstances. The lock-up agreements are contractual agreements, and Citigroup Global Markets Inc., at its discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow any of us to sell shares of common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        We have also entered into an amended registration rights agreement in connection with the TTI merger providing for customary demand and piggyback registration rights to certain of our principal stockholders. Such agreement provides KKR and Trimaran with the right to cause us to register the sale of their shares of our common stock in the future. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." In addition, shares of our common stock are reserved for future issuance upon the exercise of stock options. We may also issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then-outstanding common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock.

  You will experience immediate and substantial dilution as a result of the offering.

        You will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our total liabilities. As of September 30, 2004, after giving effect to the            split of our common stock, our net tangible book value was a deficit of $            per share of common stock. After giving effect to the issuance and sale of            shares of our common stock in the offering, less underwriting discounts, offering-related expenses and other expenses and the completion of the transactions outlined in "Pro Forma Consolidated Financial Data," including the application of the net proceeds in accordance with "Use of Proceeds," our pro forma as adjusted net tangible book value as of September 30, 2004 would have been a deficit of $            per share of common stock. This represents an immediate decrease in net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares of our common stock in the offering. See "Dilution."

  Possible volatility in our stock price could negatively affect us and our stockholders.

        The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results, changes in financial estimates by securities analysts and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

        In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could negatively affect our business, results of operations or financial condition.

  Our common stock may not trade actively, which may cause our common stock to trade at a discount and make it difficult for you to sell your stock.

        This is our initial public offering, which means that our common stock currently does not trade in any market. Upon the consummation of the offering, our common stock may not trade actively. In addition, our common stock may have limited trading volume, and many investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. This illiquidity could have an adverse effect on the market price of our common stock. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors. The initial public offering price for shares of our common stock is or will be determined by negotiations between us, the selling stockholders and the underwriters and may bear no relationship to the price at which the common stock will trade after the offering.

  Our ability to pay dividends on our common stock will be limited.

        Under Delaware law, we may pay dividends, in cash or otherwise, only if we have surplus in an amount at least equal to the amount of the relevant dividend payment. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, our new senior credit facilities and the indenture governing our senior subordinated notes will restrict our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. We do not intend to pay dividends on our common stock for the foreseeable future. See "Dividend Policy."

  Our principal stockholders, executive officers and directors own a large percentage of our common stock and will be able to control substantially all corporate decisions.

        Immediately after the offering, our principal stockholders will beneficially own, in the aggregate, approximately            % of our outstanding common stock, including    % and    % of our outstanding common stock beneficially owned by KKR 1996 GP L.L.C., or KKR, and Trimaran, respectively, and our executive officers and directors will beneficially own, in the aggregate, approximately            % of our outstanding common stock. Our principal stockholders, executive officers and directors will together beneficially own approximately            % of our outstanding common stock (taking into account that some shares are considered beneficially owned by both principal stockholders and executive officers). In addition, immediately after the offering, KKR and Trimaran each have the right to appoint four and three members of our board of directors, respectively. As a result, our principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by our stockholders, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of our assets, and they may do so in a manner with which you may not agree or which may be adverse to your interests. For example, they could (1) cause our company to enter into transactions with their affiliates that are adverse to our interests or (2) cause us to redeem or make payments on securities owned by them. In addition, this concentration of ownership may have the effect of preventing, discouraging or deferring a change of control, which could depress the market price of our common stock. See "Principal Stockholders," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock—Common Stock."

  Provisions of our charter documents and the General Corporation Law of Delaware may inhibit a takeover, which could negatively affect our stock price.

        Provisions of our charter documents and the General Corporation Law of Delaware, the state in which we are organized, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. Our certificate of incorporation and bylaws provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions that could make it more difficult for stockholders to effect certain corporate actions include:

  •
  a classified board of directors;

  •
  the sole power of a majority of the board of directors to fix the number of directors and to fill any vacancy on the board of directors;

  •
  limitations on the removal of directors; and

  •
  the inability of stockholders to act by written consent or to call special meetings.

        See "Description of Capital Stock." These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

  We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we may create additional board committees and will adopt additional policies regarding internal controls, disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" in the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business" sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

        Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The "Risk Factors" section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

TTI MERGER

        On December 24, 2004, Accuride, Amber Acquisition Corp., a wholly-owned subsidiary of Accuride, TTI, the persons listed on Annex I to the merger agreement, whom we refer to as the signing stockholders, and Andrew Weller, Jay Bloom and Mark Dalton, as the TTI Stockholder Representatives, entered into an agreement and plan of merger, which we refer to as the merger agreement. Pursuant to, and subject to the terms and conditions contained in, the merger agreement, Accuride will acquire TTI through the merger of Amber Acquisition Corp. with and into TTI, with TTI continuing as the surviving corporation, which we refer to as the TTI merger.

        At the effective time of and as a result of the TTI merger, (1) each share of TTI common stock, Series D Preferred Stock and Series E Preferred Stock will be converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement, (2) each share of Series A Preferred Stock and Series C Preferred Stock will be converted into the right to receive the number of shares of our common stock equal to the applicable exchange ratio specified in the merger agreement and the right to receive a certain number of additional shares of our common stock contingent upon the occurrence of certain events, (3) all shares of common stock and preferred stock held in the treasury of TTI, or any of its subsidiaries, will be cancelled and retired, (4) each outstanding option to purchase TTI common stock will be terminated and (5) each outstanding warrant to purchase TTI common stock will be terminated. Certain holders of TTI's common stock and preferred stock will receive cash in exchange for their interests in TTI prior to the closing. The number of shares of common stock to be issued by us to holders of preferred and common stock of TTI in connection with the TTI merger is 14,496.39, plus up to 2,025.80 shares upon the achievement of certain performance goals.

        Following the effective time of the TTI merger, we will have a seven-member board of directors, which will include a total of four current Accuride directors and three current directors of TTI, who initially will be Messrs. Bloom, Dalton and Weller. Mr. Keating, our current President and Chief Executive Officer, will serve as President and Chief Executive Officer of the combined company. Mr. Keating will be joined by Mr. Weller, current President and Chief Executive Officer of TTI, who will serve as Executive Vice President of Accuride in charge of TTI Operations and Integration. In addition, Mr. Cirar, who was formerly an executive officer of TTI, will become our Senior Vice President/Gunite and Brillion Operations. Mr. Murphy will continue to serve as our Chief Financial Officer following the TTI merger.

        The merger agreement contains customary representations, warranties and covenants. The consummation of the TTI merger is contingent upon the restructuring of the debt of Accuride and TTI and other customary closing conditions.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $             million (or $            million if the underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We plan to use our net proceeds from this offering as follows:

  •
  approximately $             million will be used to repay a portion of the Term Loan B under our new senior credit facilities. Interest on our Term Loan B currently accrues at a rate of    % per annum and the loan will mature five years after the closing date for the new senior credit facilities;

  •
  the remainder, if any, for capital expenditures, working capital and other general corporate purposes, which may include strategic acquisitions.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings and we do not anticipate paying any cash dividends on our common stock. In addition, our new senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries.

CAPITALIZATION

        The following table sets forth our cash position and capitalization as of September 30, 2004, on (1) an actual basis, (2) a pro forma basis giving effect to the Transactions and (3) a pro forma basis as further adjusted to give effect to:

  •
  the                        split of our common stock that will occur immediately prior to the consummation of the offering; and

  •
  the sale of                        shares of common stock being offered by us hereby at an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, estimated offering expenses and other expenses.

        This table should be read in conjunction with our consolidated financial statements and the notes to the financial statements appearing elsewhere in this prospectus. See "Selected Historical Consolidated Financial and Other Data of Accuride" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2004
	Historical	Pro Forma for the Transactions	Pro Forma As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$40,229	$1,547		$—

Long-term debt (including current portion):
Revolving credit facilities(a)	$25,000	$25,000	$
Term credit facility	274,100	615,000
Senior subordinated notes	189,553	189,553
Other debt	0	3,100

Total long-term debt (including current portion)	$488,653	$832,653	$

Stockholders' equity
Preferred stock (par value)	0	0
Common stock (par value)	52,070	142,070
Treasury stock	(735)	(735)
Accumulated deficit	(89,052)	(105,884)
Accumulated other comprehensive loss	(10,735)	(10,735)

Total stockholders' equity	$(48,452)	$24,716	$

Total capitalization	$440,201	$857,369	$

(a)
Our new senior credit facilities provide for borrowings of up to $95.0 million under our U.S. revolving credit facility and $30.0 million under our Canadian revolving credit facility. As of September 30, 2004, on a pro forma as adjusted basis, we would have had revolving loans outstanding of $25 million.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the offering.

        Calculations relating to shares of common stock in the following discussion and tables assume that the following have occurred as of September 30, 2004:

  •
  the                        split of our common stock that will occur immediately prior to the consummation of the offering; and

  •
  the Transactions.

        Our net tangible book value as of September 30, 2004 was a deficit of approximately $8.5 million, or negative $1,888.7 per share of common stock. Net tangible book value per share represents total tangible assets (total assets less goodwill and other intangible assets) less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale of 16,522.19 shares of our common stock (including 2,025.80 shares issuable upon the achievement of certain performance goals) in the TTI merger, less underwriting discounts, offering-related expenses and other expenses, including the application of the net proceeds in accordance with "Use of Proceeds," our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $23.9 million, or $586.4 per share of common stock. This represents an immediate decrease in net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares of our common stock in the offering.

        The following table illustrates this dilution:

Assumed initial public offering price per share	$
Net tangible deficit per share as of September 30, 2004
Increase per share
Pro forma as adjusted net tangible book value per share

Dilution per share to new investors	$

        The following table summarizes, as of September 30, 2004, on a pro forma as adjusted basis, the total number of shares of common stock acquired from our company for cash during the past five years by existing stockholders, and the total consideration received by us and the average price per share paid by them and by new investors purchasing shares of common stock in the offering, before deducting the underwriting discounts and estimated offering expenses that we will pay:

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Existing stockholders purchasing shares in the past five years(1)			%	$		%	$
New investors			%			%

Total			%			%

(1)
Reflects an average per share price of $                        for the            shares of our common stock which will be outstanding after giving effect to the                        split.

        If the underwriters exercise their overallotment option in full, the number of shares held by new investors will be increased by                        , or approximately    % of the total number of outstanding shares of our common stock.

        The foregoing excludes 2,410.2 shares issuable upon exercise of currently outstanding options under the Accuride Corporation 1998 Stock Purchase and Option Plan and                         shares issuable upon the exercise of new options to be issued concurrently with consummation of the offering under our new Equity Incentive Plan (which number would be                        shares if the underwriters exercise their over-allotment option in full).

PRO FORMA CONSOLIDATED FINANCIAL DATA

Unaudited Pro Forma Consolidated Financial Statements

        The unaudited pro forma consolidated financial statements have been derived from the application of pro forma adjustments to the historical consolidated financial statements of Accuride and TTI and should be read in conjunction with those consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this prospectus. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have actually occurred if the Transactions had been in effect on the dates indicated below or that may occur in the future.

        The accompanying unaudited pro forma consolidated balance sheet of the combined companies at September 30, 2004 and the related unaudited pro forma consolidated statements of income for the year ended December 31, 2003 and the nine months ended September 30, 2004 give effect on a pro forma basis to the Transactions, as defined on page 8 of this prospectus.

        The unaudited pro forma consolidated statements of income for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been prepared to reflect the Transactions as if they were consummated on January 1, 2003. The unaudited pro forma consolidated balance sheet reflects the Transactions as if they were consummated on September 30, 2004. The unaudited pro forma adjustments and preliminary allocation of purchase price are based upon valuations and other studies that have not yet been completed. Accordingly, the actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. The unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma consolidated financial data should be read in conjunction with the information contained in "Selected Historical Consolidated Financial and Other Data of Accuride" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2004

	Accuride Historical	TTI Historical	Adjustments Acquisition		Notes	Adjustments Financing			Notes	Pro Forma
	(dollars in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$40,229	$0		$(11,500)	a(i)		$(27,182)		b(iii)	$1,547
Customer receivables, net of allowance for doubtful accounts of $822 and $1,364	63,530	81,949								145,479
Other receivables	7,896	—								7,896
Inventories, net	39,842	53,265		4,164 2,123	a(ii) a(iii)					99,394
Supplies	12,592	—								12,592
Deferred income taxes	2,543	11,295								13,838
Income taxes receivable	0	—								0
Prepaid expenses and other current assets	5,093	9,340								14,433

Total current assets	171,725	155,849		(5,213)			(27,182)			295,179
PROPERTY, PLANT AND EQUIPMENT, NET	202,852	84,281		10,199	a(iv)					297,332
OTHER ASSETS:
Goodwill	123,197	199,079		(199,079 246,155)	a(v) a(vi)					369,352
Investment in affiliates	3,547	0								3,547
Deferred financing costs	4,225	9,278		(9,278)	a(vii)		(1,557 6,000)		b(iv) b(v)	8,668
Deferred income taxes	17,916	0		(17,916)						0
Pension benefit plan asset	29,312	0								29,312
Intangible assets	0	41,921		(41,921 145,500)	a(ix) a(x)					145,500
Other	8	0								8

TOTAL	$552,782	$490,408		$128,447			$(22,739)			$1,148,898

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$45,013	$59,779	$			$				$104,792
Current portion of long-term debt	1,900	1,150					(3,050 6,150)		b(i) b(ii)	6,150
Accrued payroll and compensation	9,850	16,561		3,000	a(xi)					29,411
Accrued interest payable	3,523	3,282					(6,882)		b(iii)	(77)
Accrued and other liabilities	6,632	19,504								26,136

Total current liabilities	66,918	100,276		3,000			(3,782)			166,412
LONG-TERM DEBT, less current portion	486,753	334,875		7,000	a(xii)		633,850 (231,775 (100,000 (297,200 (7,000	) ) ) )	b(ii) b(i) b(i) b(i) b(iii)	826,503
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	22,260	17,413		32,587	a(xiii)					72,260
PENSION BENEFIT PLAN LIABILITY	24,921	4,914		4,400	a(xiii)					34,235
DEFERRED INCOME TAX LIABILITY		11,304		24,882 (17,916)	a(xv)					18,270
OTHER LIABILITIES	382	6,120								6,502
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock		2		(2)	a(xvi)					0
Common stock and additional paid in capital	52,070	208,811		(208,811 90,000)	a(xvi) a(xvii)					142,070
Treasury stock	(735)	0								(735)
Stock subscriptions receivable	0	0								0
Accumulated other comprehensive income (loss)	(10,735)	(12,725)		12,725	a(xvi)					(10,735)
Retained earnings (deficit)	(89,052)	(180,582)		180,582	a(xvi)		(16,832)		b(vi)	(105,884)

Total stockholders' equity (deficiency)	(48,452)	15,506		74,494			(16,832)			24,716

TOTAL	$552,782	$490,408		$128,447			$(22,739)			$1,148,898

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Statement of Income
Year Ended December 31, 2003

	Accuride Historical	TTI Historical	Adjustments Acquisitions			Notes	Adjustments Financing		Notes	Pro Forma
	(dollars in thousands, except per share data)
NET SALES	$364,258	$440,009	$				$			$804,267
COST OF GOODS SOLD	301,428	368,931		(4,225 2,123 (143	) )	c(i) c(ii) c(iii)				668,114

GROSS PROFIT	62,830	71,078		2,245				—		136,153
OPERATING EXPENSES:
Selling, general and administrative	23,918	38,896		3,620		c(iv)		—		66,434
Net gain on disposition of property, plant and equipment	0	(2,600)								(2,600)
Reduction in estimated environmental remediation liability	0	(6,636)								(6,636)

INCOME FROM OPERATIONS	38,912	41,418		(1,375)				—		78,955
OTHER INCOME (EXPENSE):
Interest income	252	496								748
Interest (expense)	(38,865)	(40,362)						5,016 21,903	c(v) c(vi)	(52,308)
Gain on sale of rail assets	0	10,000								10,000
Loss on debt extinguishment	0	(1,803)						1,803	c(vii)	0
Refinancing costs	(11,264)	0						11,264	c(viii)	0
Equity in earnings of affiliates	485	0								485
Other income (expense), net	825	0								825

INCOME (LOSS) BEFORE INCOME TAXES	(9,655)	9,749		(1,375)				39,986		38,705
INCOME TAX PROVISION (BENEFIT)	(930)	6,248		(536)		c(ix)		15,594	c(ix)	20,376

NET INCOME (LOSS)	$(8,725)	$3,501		$(839)				$24,392		$18,329

Preferred stock dividends	—	(17,769)								—
Net income (loss) available to common stockholders	$(8,725)	$(14,268)								$18,329

Weighted average common shares outstanding-basic	24,797	2,605,352								39,293
Basic earnings (loss) per share	$(351.86)	$(5.48)								$466.47
Weighted average common shares outstanding-diluted	24,797	2,605,352								40,577
Diluted earnings (loss) per share	$(351.86)	$(5.48)								$451.71

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Statement of Income
Nine Months Ended September 30, 2004

	Accuride Historical	TTI Historical	Adjustments Acquisitions			Notes	Adjustments Financing		Notes	Pro Forma
	(dollars in thousands, except per share data)
NET SALES	$355,495	$435,310	$				$			$790,805
COST OF GOODS SOLD	282,207	372,545		(1,768 (2,531	) )	d(i) d(ii)				650,453

GROSS PROFIT	73,288	62,765		4,299				—		140,352
OPERATING EXPENSES:
Selling, general and administrative	18,547	30,317		2,798		d(iii)				51,662
Net loss on disposition of property, plant and equipment	0	2,203								2,203
Severance expense for former chief executive officer	0	3,460								3,460

INCOME FROM OPERATIONS	54,741	26,785		1,501				—		83,027
OTHER INCOME (EXPENSE):
Interest income	110	0								110
Interest (expense)	(27,490)	(23,893)						2,045 11,338	d(iv) d(v)	(38,000)
Loss on debt extinguishment	0	(10,655)						10,655	d(vi)	0
Equity in earnings of affiliates	441	0								441
Other income (expense), net	(942)	0								(942)

INCOME (LOSS) BEFORE INCOME TAXES	26,860	(7,763)		1,501				24,038		44,636
INCOME TAX PROVISION (BENEFIT)	10,326	(3,500)		585		d(vii)		9,375	d(vii)	16,786

NET INCOME (LOSS)	$16,534	$(4,263)		$916				$14,663		$27,850

Preferred stock dividend	—	(22,842)								—
Net income (loss) available to common stockholders	$16,534	$(27,105)								$27,850

Weighted average common shares outstanding-basic	24,799	2,674,418								39,295
Basic earnings (loss) per share	$667.72	$(10.14)								$708.74
Weighted average common shares outstanding-diluted	25,653	2,674,418								40,725
Diluted earnings (loss) per share	$644.53	$(10.14)								$683.86

See Notes to Unaudited Pro Forma Consolidated Financial Statements

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 1: Pro Forma Adjustments

  (a)
  The TTI merger will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of TTI based upon their respective fair values. This allocation will be based upon valuations and other studies that have not yet been completed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities based on available information. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein.

			(dollars in thousands)
Estimated Purchase Price of Equity				$90,000	a(xvii)
Estimated Acquisition Costs				11,500	a(i)

				101,500
Net assets of TTI at historical costs				15,506	a(xvi)

Excess of purchase price over net assets acquired at historical costs				$85,994

Adjustments to Net Assets Acquired:
Elimination of existing goodwill		(199,079)	a(v)
Elimination of existing intangibles		(41,921)	a(ix)
Elimination TTI LIFO reserve		4,164	a(ii)
Estimated Fair Value of Assets and Liabilities (excluding Intangibles) in Excess of Book Value:
Increase in fair value of inventory		2,123	a(iii)
Increase in property, plant and equipment		10,199	a(iv)
Increase in pension and OPEB liability		(36,987)	a(xiii)
Increase in liabilities associated with severance contracts		(3,000)	a(xi)
Elimination of deferred financing costs		(9,278)	a(vii)
Increase in fair value of long term debt—prepayment penalty		(7,000)	a(xii)
Estimated Fair Values of Intangible Assets Acquired:
Backlog (finite life)		500	a(x)
Trade names (indefinite life)		50,000	a(x)
Technology (finite life)		20,000	a(x)
Customer relations (finite life)		75,000	a(x)
Adjustments to Deferred Income Taxes:
Total adjustments above (excluding goodwill)	63,800
Tax effect at 39%		(24,882)	a(xv)

Excess of Purchase Price Over Identifiable Net Assets				246,155	a(vi)

				$85,994

  (b)
  Assumptions related to refinancing adjustments for the unaudited pro forma consolidated balance sheet as of September 30, 2004:

  (i)
  Pro forma results contemplate the refinancing of Accuride's outstanding senior bank debt in the amount of $299.1 million, as well as TTI's senior bank debt in the amount of $232.9 million and TTI's subordinated debt in the amount of $100 million.

  (ii)
  Accuride anticipates available borrowings under the term credit facility and revolving credit facilities of its new senior credit facilities will be approximately $740 million. Accuride expects to draw $640 million at the closing of its new senior credit facilities and has reflected $634 million of such borrowings as long-term debt and $6 million as current portion of long-term debt. For this pro forma measure, interest on the new term debt is based on LIBOR plus 250 basis points.

  (iii)
  Accuride anticipates it will pay cash for financing costs of $8.3 million, advisement fees of $5.0 million, accrued interest of $6.9 million related to Accuride and TTI's outstanding senior bank debt and TTI's subordinated debt as part of the refinancing, and prepayment penalties of $7.0 million.

  (iv)
  Deferred financing costs of $1.6 million related to Accuride's former credit facility have been reflected as a charge to interest expense as a result of the refinancing.

  (v)
  Accuride expects to capitalize $6.0 million of deferred financing costs associated with the refinancing, as discussed in item b(iii) above.

  (vi)
  Accuride anticipates it will incur bank fees and other professional fees of approximately $16.8 million.

  (c)
  Assumptions for the unaudited pro forma consolidated statement of income for the year ended December 31, 2003:

  (i)
  Depreciation expense has been reduced by $4.2 million to reflect revised fair values and increases in and remaining useful lives of assets as part of the TTI merger.

  (ii)
  Cost of sales has been increased by $2.1 million to reflect the sale inventory that has been adjusted to fair value as part of the TTI merger.

  (iii)
  Cost of sales has been reduced by $0.1 million to reverse the impact in expected changes in the LIFO reserve.

  (iv)
  Amortization expense has been increased by $3.6 million to reflect the incremental amortization for intangible assets to be acquired.

  (v)
  Reversal of 2003 amortization of deferred financing costs of $5.0 million which had previously been charged to interest expense.

  (vi)
  Reduced interest expense of $21.9 million to reflect the reduction in historical interest expense resulting from the anticipated refinancing as compared to the actual interest expense of Accuride and TTI for 2003. For the year ended December 31, 2003 a 1/8 percent variance in the interest rate would cause a change in interest expense of $0.8 million

  (vii)
  Reversal of TTI's 2003 debt extinguishment costs of $1.8 million.

  (viii)
  Reversal of Accuride's 2003 refinancing fees of $11.3 million.

  (ix)
  Tax effect of pro forma adjustments at 39%.

  (d)
  Assumptions for the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2004:

  (i)
  Depreciation expense has been reduced by $1.8 million to reflect revised fair values and increases in remaining useful lives of assets as part of the TTI merger.

  (ii)
  Cost of sales has been reduced by $2.5 million to reverse the impact in historical changes in the LIFO reserve.

  (iii)
  Amortization expense has been increased by $2.8 million to reflect the incremental amortization for intangible assets to be acquired.

  (iv)
  Reversal of 2003 amortization of deferred financing costs of $2.0 million which had previously been charged to interest expense.

  (v)
  Reduced interest expense of $11.3 million to reflect the reduction in projected interest expense resulting from the anticipated refinancing as compared to the historical interest expense of Accuride and TTI for 2004. For the nine month period ended September 30, 2004, a 1/8 percent variance in the interest rate would cause a change in interest expense of $0.6 million.

  (vi)
  Reversal of TTI's 2003 debt extinguishment costs of $10.7 million.

  (vii)
  Tax effect of pro forma adjustments at 39%.

Note 2: Earnings Per Share

        Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt reflected in the pro forma adjustments.

Note 3: Management Services Agreement

        Pursuant to the management services agreement described in this prospectus, which is to be effective upon the completion of the TTI merger, KKR has agreed to render management, consulting and financial services to us for an annual fee of $0.65 million, while Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $0.35 million.

Note 4: Pro Forma EBITDA

        Pro forma EBITDA is not intended to represent cash flows as defined by GAAP and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning pro forma EBITDA because it is a basis upon which we assess our financial performance and incentive compensation and certain covenants in the Company's borrowing arrangements are tied to similar measures. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry.

    Pro forma EBITDA consists of our pro forma net income before pro forma interest expense, pro forma income tax expense and pro forma depreciation and amortization. Set forth below is a reconciliation of our pro forma net income to pro forma EBITDA:

	Year Ended December 31 2003	Nine Months Ended September 30, 2004
Pro Forma net income	$18,329	$27,850
Income tax expense	20,376	16,786
Interest expense	51,560	37,890
Depreciation and amortization	44,745	31,142

Pro Forma EBITDA	$135,010	$113,668

Note 5: Unusual Items (Increasing) Decreasing Pro Forma EBITDA

	Year Ended December 31 2003	Nine Months Ended September 30, 2004
Selling, general and administrative expenses (1)	410	280
Gain on sale of rail assets (2)	(10,000)	—
Net (gain) loss on disposition of property, plant and equipment (3)	(2,600)	2,203
Reduction in estimated environmental remediation liability (4)	(6,636)	—
Chief executive officer severance (5)	—	3,460
Business interruption costs (6)	2,157	833
Strike avoidance costs (7)	444	—
Other unusual items (8)	285	—
Items related to Accuride's credit agreement (9)	(825)	942
Inventory adjustment (10)	2,123	—

	(14,642)	7,718

(1)
TTI's selling, general and administrative expenses in 2003 included $0.3 million for management bonuses related to the exchange of subordinated debt for preferred stock in December 2003 and $0.1 million and $0.3 million in 2003 and 2004, respectively, related to fees for the 2001 audit performed in connection with TTI's proposed initial public offering.

(2)
TTI recorded gains from the sale of its residual ownership interest of its former rail car business of $10.0 million in 2003.

(3)
Primarily represents a gain resulting from TTI's sale of its Emeryville, California plant in 2003. On October 30, 2003, TTI sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million and a mandatory prepayment of senior credit facility term loans of $5.3 million. This $3.7 million gain was offset by losses on dispositions of fixed assets of $1.1 million. In the quarter ended June 30, 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," TTI recorded an impairment loss of $2.2 million.

(4)
In early 2003, TTI undertook a review, with assistance from third-party specialists, of its environmental exposures. The review indicated that there was a substantial reduction in TTI's probable exposure at identified sites due primarily to the inactive status or closure of many of the sites and consent decrees obtained at certain of these sites. Accordingly, TTI reduced its reserves relating to the sites by $6.6 million.

(5)
In August of 2004, TTI recorded severance expense of $3.5 million in connection with the retirement of its former chief executive officer.

(6)
Business interruption costs for 2003 included $2.2 million for costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $0.3 million for costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003 and $0.5 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio.

(7)
In 2003, Accuride incurred $0.4 million for strike contingency costs associated with renewal of its labor contract at its facility in Erie, Pennsylvania.

(8)
Other unusual items in 2003 included $0.3 million for pension related costs at Accuirde's facility in London, Ontario.

(9)
Items related to Accuride's credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to Accuride's credit agreement in 2004 included currency losses of $1.0 million and other income of $0.1 million.

(10)
Cost of sales on a pro forma basis included $2.1 million to reflect the sale of inventory that has been adjusted to fair value as part of the TTI merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE

        The following tables set forth our selected historical consolidated financial and other data as of the dates and for the periods indicated. The selected historical consolidated financial statements and other data as of and for the years ended December 31, 1999, 2000, 2001, 2002, and 2003 are derived from our audited consolidated financial statements for such periods, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected historical financial statements and other data as of and for the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements for such periods and include all adjustments that we consider necessary for a fair presentation of the financial information for such periods. The selected historical consolidated data are presented for informational purposes only and do not purport to project our financial position as of any future date or our results of operations for any future period. You should read the following selected historical financial information in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus and the information under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Historical Operations Data

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales(a)	$505,854	$475,804	$332,071	$345,549	$364,258	$269,894	$355,495
Cost of sales(a)(b)	395,237	396,587	298,275	286,232	301,428	222,608	282,207
Gross profit(a)(b)	110,617	79,217	33,796	59,317	62,830	47,286	73,288
Operating expenses	29,032	29,494	31,000	24,014	23,918	17,693	18,547
Income from operations(b)	81,585	49,723	2,796	35,303	38,912	29,593	54,741
Interest income (expense), net(c)	(38,988)	(36,230)	(40,199)	(42,017)	(49,877)	(39,725)	(27,380)
Equity in earnings of affiliates(d)	2,316	455	250	182	485	461	441
Other income (expense), net(e)	(1,081)	(6,157)	(9,837)	1,430	825	(581)	(942)
Income tax (expense) benefit	(18,410)	(5,278)	13,836	(5,839)	930	928	(10,326)
Net income (loss)	25,331	2,513	(33,154)	(10,941)	(8,725)	(9,324)	16,534
Earnings (Loss) Per Share Data:(f)
Basic	$1,019.44	101.35	$(1,337.07)	$(441.24)	$(351.86)	$(376.03)	$667.72
Diluted	1,019.44	101.19	(1,337.07)	(441.24)	(351.86)	(376.03)	644.53
Weighted average common shares outstanding:
Basic	24,848	24,796	24,796	24,796	24,797	24,796	24,799
Diluted	24,848	24,835	24,796	24,796	24,797	24,796	25,653
Balance Sheet Data (at period end):
Cash and cash equivalents	$32,493	$38,516	$47,708	$41,266	$42,692	35,959	40,229
Working capital (deficit)(g)	40,492	12,977	(5,136)	17,587	33,945	44,011	64,578
Total assets	525,772	515,271	498,223	515,167	528,297	521,271	552,782
Total debt	460,561	448,886	476,550	474,155	490,475	490,449	488,653
Stockholders' equity (deficiency)	(32,131)	(29,200)	(62,354)	(53,249)	(65,842)	(62,054)	(48,452)
Other Financial and Operating Data:
North American Class 8 heavy-duty truck production (units)	332,587	252,006	145,978	181,199	176,774	127,022	186,578
Net cash provided by (used in):
Operating activities	86,835	66,343	1,359	15,307	7,964	(8,525)	16,036
Investing activities	(124,324)	(51,688)	(18,405)	(19,766)	(19,672)	(11,039)	(16,580)
Financing activities	66,511	(8,632)	26,238	(1,983)	13,134	14,257	(1,919)
EBITDA(h)	110,568	74,012	26,625	65,128	70,026	50,538	74,176
Unusual items (increasing) decreasing EBITDA(i)	1,114	15,333	14,353	3,421	2,061	2,550	1,775
Capital expenditures	44,507	50,420	17,705	19,316	20,261	11,797	15,903
Depreciation and amortization(j)	29,784	32,279	35,611	30,740	34,129	24,937	21,282

(a)
Results of operations for the year ended December 31, 1999 are based on our 50% ownership of Accuride Erie through March 31, 1999 and 100% ownership of Accuride Erie since April 1, 1999. Net sales and gross profit for aluminum wheels for the nine-month period from April 1, 1999 through December 31, 1999 were $76.1 million and $22.1 million, respectively.

(b)
Gross profit and income from operations for 1999 reflected a reduction to cost of $3.0 million related to the favorable Accuride Erie recall adjustment. Gross profit for 2000 reflected $5.0 million of costs related to integration and restructuring charges at our Monterrey, Mexico facility and $0.2 million of cost related to restructuring charges related to our other facilities. Gross profit for 2001 reflected $2.7 million of charges related to the closure of the Columbia, Tennessee facility, $1.6 million of restructuring charges related to our other facilities and a $2.6 million charge for impaired assets at the Monterrey, Mexico facility. Gross profit for 2002 reflected $0.9 million of costs related to a reduction in employee workforce, $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility plus $1.1 million of costs related to the consolidation of light wheel production. Gross profit for 2003 reflected $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the recent renewal of our labor contract at our facility in Erie, Pennsylvania and $0.3 million for pension related costs at our facility in London, Ontario.

(c)
Includes $11.3 million of refinancing costs during the nine months ended September 30, 2003 and the year ended December 31, 2003. In 2000, $2.5 million relates to an extraordinary gain resulting from the repurchase of $10.1 million principal amount of our Senior Subordinated Notes for $7.3 million.

(d)
Includes Accuride's income from (1) Accuride Erie, through March 31, 1999, in which we owned a 50% interest prior to such date, and (2) AOT, Inc., a joint venture in which we own a 50% interest.

(e)
Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments.

(f)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding.

(g)
Represents current assets less cash and current liabilities.

(h)
EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. In addition, EBITDA is presented in this prospectus may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit, depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Net income (loss)	$25,331	$2,513	$(33,154)	$(10,941)	$(8,725)	$(9,324)	$16,534
Income tax expense (benefit)	18,410	5,278	(13,836)	5,839	(930)	(928)	10,326
Interest expense	38,988	36,230	40,199	42,017	49,877	39,725	27,380
Depreciation and amortization	27,839	29,991	33,416	28,213	29,804	21,065	19,936

EBITDA	$110,568	$74,012	$26,625	$65,128	$70,026	$50,538	$74,176

(i)
Net income (loss) was affected by the unusual items presented in the following table:

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(dollars in thousands)
Restructuring and integration costs(1)		$6,032	$4,292	$2,334
Aborted merger & acquisition costs(2)	$1,443	3,147
Business interruption costs(3)					$2,157	$1,240	$833
Strike avoidance costs(4)					444	444
Other unusual items(5)	(1,500)		224	2,517	285	285
Items related to our credit agreement	1,171	6,154	9,837	(1,430)	(825)	581	942

Unusual items (increasing) decreasing EBITDA	$1,114	$15,333	$14,353	$3,421	$2,061	$2,550	$1,775

  (1)
  Restructuring and integration costs for 2000 included $5.4 million of restructuring and integration costs related to operations in Monterrey, Mexico and $0.6 million for restructuring costs in the United States. Restructuring and integration costs for 2001 included $2.7 million of charges related to the closure of the Columbia, Tennessee facility and $1.6 million of restructuring charges related to our other facilities. Restructuring and integration costs for 2002 included $1.2 million of costs related to a reduction in the employee workforce and $1.1 million of costs related to the consolidation of light wheel production.

  (2)
  In 1999, we incurred $1.4 million of fees associated with merger and acquisition activities. In 2000, we incurred $3.1 million of costs related to aborted merger and acquisition activities.

  (3)
  Business interruption costs for fiscal 2003 included $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 included $0.3 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003 and $0.5 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio.

  (4)
  In 2003, we incurred $0.4 million for strike contingency costs associated with renewal of our labor contract at our facility in Erie, Pennsylvania.

  (5)
  Other unusual items in fiscal 1999 included $1.5 million associated with the AKW wheel recall adjustment. Other unusual items in 2001 included $0.2 million of charges related to the amended and restated credit agreement entered into on July 27, 2001. Other unusual items in 2002 included $0.4 million of costs related to non-cash pension curtailment expenses associated with a labor dispute in the Henderson, Kentucky facility and $2.1 million of other non-recurring costs. Other unusual items in 2003 included $0.3 million for pension related costs at our facility in London, Ontario.

  (6)
  Items related to our credit agreement refers to amounts utilized in the calculation of financial convenants in Accuride's senior debt facility. Items related to our credit agreement in 1999 consisted of foreign currency losses in the amount of $1.2 million and other income of $0.1 million. Items related to our credit agreement in 2000 consisted of foreign currency losses of $6.2 million. Items related to our credit agreement in 2001 consisted of foreign currency losses of $6.2 million and other expense of $3.6 million. Items related to our credit agreement in 2002 consisted of foreign currency losses of $1.6 million and other income of $3.1 million. Items related to our credit agreement in 2003 consisted of foreign currency gains of $0.9 million and other expense of $0.1 million. Items related to our credit agreement for the nine months ended September 30, 2003 included foreign currency losses of $0.5 million and other expense of $0.1 million. Items related to our credit agreement for the nine months ended September 30, 2004 included currency losses of $1.0 million and other income of $0.1 million.

(j)
Depreciation and amortization includes amortization of deferred financing cost, which we reported as interest expense in the consolidated financial statements, for all periods presented. Effective January 1, 2002, Accuride adopted SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets". No goodwill amortization was recorded during the years ended December 31, 2002 and 2003 or the nine months ended September 30, 2003 and 2004. Included in the year ended December 31, 2003 was $2.2 million of deferred financing costs related to the third amended and restated credit agreement that we entered into on June 13, 2003 to refinance a portion of the debt outstanding under the July 27, 2001 second amended and restated credit agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains management's discussion and analysis of financial condition and results of operations for both Accuride and TTI and should be read in conjunction with the "Selected Historical Consolidated Financial and Other Data of Accuride," and the consolidated financial statements of Accuride and TTI and the related notes, all included elsewhere in this prospectus. This section contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

General Overview

        We are one of the largest North American manufacturers of truck components for the heavy- and medium-duty truck industries, including the bus, commercial trailer and specialty vehicle markets. We primarily serve the North American medium-duty truck market and heavy-duty truck and commercial trailer market. In addition, we serve the light truck and other industrial markets.

        We design, manufacture and market one of the broadest portfolios of truck components in the industry. Our products include wheels and rims, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other truck components. We also manufacture products for various industrial end-markets, including industrial components and farm implements. Our products are marketed under what we believe are some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. Our product portfolio is supported by a centralized sales and marketing department and is manufactured in 17 strategically located facilities across the United States, Canada and Mexico.

        Our sales are affected to a significant degree by the heavy- and medium-duty truck and commercial trailer markets, which are subject to significant fluctuations due to economic conditions, changes in the alternative methods of transportation and other factors. We cannot assure you that fluctuations in these markets will not have a material adverse effect on our business, results of operations or financial condition.

        We have one reportable segment: the design, manufacture and distribution of component parts for heavy- and medium-duty trucks and commercial trailers. We sell our products primarily within North America and Latin America to original equipment manufacturers, or OEMs, and to the aftermarket.

The TTI Merger and Related Transactions

        On December 24, 2004, Accuride entered into an agreement and plan of merger with TTI that provides for the merger of a wholly owned subsidiary of Accuride with and into TTI, pursuant to which TTI will become a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, Accuride stockholders will own 65% of the common stock of the combined company, with the remaining 35% of common stock of the combined company being held by TTI's stockholders, with up to an additional 3% of the common stock of the combined company issuable to TTI's stockholders upon the achievement of certain performance goals.

        In connection with the TTI merger (assuming an expected closing on or about January 28, 2005):

  •
  We intend to enter into senior secured credit facilities, consisting of a $615 million Term Loan B, a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility, approximately $25 million of which will be funded at closing;

  •
  We intend to repurchase all of TTI's outstanding 12 1/2% senior subordinated notes due 2010, including accrued interest and a redemption premium;

  •
  We intend to repay substantially all existing senior secured indebtedness of Accuride and TTI, including accrued interest and a redemption premium;

  •
  We expect to pay approximately $32.0 million of transaction fees and expenses.

We refer to the TTI merger and the borrowings under our new senior credit facilities collectively as the Transactions.

Business Outlook

        Following a three-year industry downturn, the heavy- and medium-duty truck and commercial trailer markets began to show signs of a cyclical recovery at the end of 2003. Freight growth, improved fleet profitability, equipment age, equipment utilization, and economic strength continue to drive order rates for new vehicles not seen in several years. The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Current industry forecasts by analysts, including ACT, predict that the North American truck industry will continue to gain momentum in 2005. We believe that the general economic recovery and pent-up demand should continue to drive the pace of recovery in the truck and commercial trailer industry. We cannot assure you, however, that the economic recovery will continue. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations or financial condition.

        Our operating challenges are to meet these higher levels of production while improving our internal productivity, and at the same time, mitigate the margin pressure from rising material prices. Furthermore, we may be required to increase our level of outsourced production for some of our products due to production constraints, and such outsourcing may result in lower margins.

Financial Statement Presentation

        Net sales.    Our net sales are generated from the sale of truck components to the heavy- and medium-duty truck and commercial trailer markets. The heavy- and medium-duty truck markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden, which are tied to general economic conditions except for the agriculture market, which is tied to those environmental and other factors that affect agricultural production.

        Cost of sales.    Our cost of sales includes the cost of raw materials such as steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, silicon sand, sand additives, coated sand, sheet and formed steel, bearings, purchased components, fasteners, foam, fabric and tube steel. The availability and price of steel, aluminum, steel scrap and pig iron are subject to market forces, including North American and international demand, freight costs, speculation and foreign exchange rates. During the nine months ended September 30, 2004, we experienced a sharp rise in raw material costs. We continued to implement surcharges to our customers to offset a portion of the increases in these raw materials costs during the third quarter of 2004. Our cost of sales also includes labor, utilities, freight, manufacturing depreciation and other manufacturing costs. From time to time we enter into hedging agreements or arrangements in connection with the supply of our raw materials.

        Operating income.    Operating income represents net sales less cost of sales, selling, general and administrative expenses and other operating charges (credits).

Accuride Results of Operations

	Year ended December 31,						Nine months ended September 30,
	2001		2002		2003		2003		2004
							(unaudited)
	(dollars in thousands)
Net sales	$332,071	100.0%	$345,549	100.0%	$364,258	100.0%	$269,894	100.0%	$355,495	100.0%
Gross profit	33,796	10.2%	59,317	17.2%	62,830	17.2%	47,286	17.5%	73,288	20.6%
Operating expenses	31,000	9.3%	24,014	6.9%	23,918	6.6%	17,693	6.6%	18,547	5.2%
Income from operations	2,796	0.8%	35,303	10.2%	38,912	10.7%	29,593	11.0%	54,741	15.4%
Equity in earnings of affiliate	250	0.1%	182	0.1%	485	0.1%	461	0.2%	441	0.1%
Other (income) expense	(50,036)	(15.1)%	(40,587)	(11.7)%	(49,052)	(13.5)%	(40,305)	(14.9)%	(28,322)	(8.0)%
Net income (loss)	$(33,154)	(10.0)%	$(10,941)	(3.2)%	$(8,725)	(2.4)%	$(9,324)	(3.5)%	$16,534	(4.7)%

  Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

        Net Sales.    Net sales for the nine months ended September 30, 2004 were $355.5 million, an increase of 31.7% compared to net sales of $269.9 million for the nine months ended September 30, 2003. Approximately $72 million of the increase in net sales was a result of the continuing cyclical recovery in the commercial vehicle industry resulting in increases in the sales volume of both steel and aluminum wheels. We believe the increase in the sales volume of aluminum wheels was due to increased industry demand and also higher usage of aluminum versus steel wheels. The remainder of the increase in net sales was primarily a result of price increases that were necessitated by the rising costs of raw materials.

        Gross Profit.    Gross profit increased $26.0 million, or 55.0%, to $73.3 million for the nine months ended September 30, 2004 from $47.3 million for the nine months ended September 30, 2003. The increase was primarily attributable to the increase in sales volume and improved operating leverage, an impact of approximately $28 million. This increase was partially offset by the negative effects of the strengthening Canadian dollar and the portion of higher steel and aluminum costs which were only partially offset by price increases. Gross profit for the nine months ended September 30, 2004 as a percent of sales was 20.6%, compared to 17.5% for the comparable period in 2003.

        Operating Expenses.    Operating expenses increased $0.8 million, or 4.5% to $18.5 million for the nine months ended September 30, 2004 from $17.7 million for the nine months ended September 30, 2003 primarily due to an increase in research and development expense. As a percent of sales, operating expenses for the nine months ended September 30, 2004 decreased to 5.2%, compared to 6.6% for the comparable period in 2003.

        Other Income (Expense).    Other expense decreased $12.0 million to $28.3 million for the nine months ended September 30, 2004 from $40.3 million for the nine months ended September 30, 2003. Included in other expense for the nine months ended September 30, 2003 was $11.3 million associated with the refinancing of our term debt.

        Net Income (Loss).    We had net income of $16.5 million for the nine months ended September 30, 2004 compared to a net loss of $9.3 million for the nine months ended September 30, 2003. Included in the net loss of $9.3 million for the nine months ended September 30, 2003 was $11.3 million of expense associated with the refinancing of our term debt. For the nine months ended September 30, 2004, we had income tax expense of $10.3 million compared to an income tax benefit of $0.9 million for the nine months ended September 30, 2003. Our income tax benefit of 9% of pre-tax loss in 2003 was lower than the statutory rate of 35% primarily as a result of taxes in foreign jurisdictions.

  Comparison of Fiscal Years 2003 and 2002

        Net Sales.    Net sales increased by $18.8 million, or 5.4%, in 2003 to $364.3 million, compared to $345.5 million for 2002. The $18.8 million increase in net sales was primarily due to the beginning of the cyclical recovery in the commercial vehicle industry led by a $14 million increase in orders from commercial trailer and chassis OEMs, a $12 million increase in the sales volume of aluminum wheels related to improved market penetration and a $7 million increase related to the strengthening of the Canadian dollar. These increases were partially offset by a $9 million decrease resulting from the discontinuance of a certain light wheel program, a $3 million decrease due to a soft market in Mexico and a $4 million decrease resulting from continued pricing pressures.

        Gross Profit.    Gross profit increased by $3.5 million, or 5.9%, to $62.8 million for 2003 from $59.3 million for 2002. The principal causes for the improvement in our gross profit were a $14 million increase in sales volume and product mix, along with a $4 million increase from operating improvements at our facilities. Factors unfavorably impacting our gross profit during 2003 included $4.0 million related to pricing, $3 million related to the strengthening Canadian dollar and $7 million of higher costs for steel, natural gas and employee benefits.

        Operating Expenses.    Operating expenses remained relatively constant for the year ended December 31, 2003 compared to the year ended December 31, 2002.

        Equity in Earnings of Affiliates.    Equity in earnings of affiliates increased to $0.5 million for 2003 compared to $0.2 million for 2002 primarily as a result of a reversal of previously accrued taxes at AOT, Inc., a joint venture in which we owned a 50% interest.

        Other Income (Expense).    Net interest expense decreased to $38.6 million for 2003 compared to $42.0 million for 2002 due to declining interest rates. During 2003, we incurred $11.3 million of refinancing costs associated with the refinancing of our senior credit facilities. Other income for 2003 was $0.8 million compared to other income of $1.4 million in 2002. The $0.6 million decrease in other income was the result of fluctuations in foreign currency exchange rates and our 2002 interest rate instruments.

        Net Income (Loss).    We had a net loss of $8.7 million for the year ended December 31, 2003 compared to a net loss of $10.9 million for the year ended December 31, 2002. Included in the 2003 loss was $11.3 million of refinancing costs. The higher effective tax rate in 2002 was primarily attributable to an increase in our valuation allowance to reduce a deferred tax asset that we do not expect to fully utilize. The 2003 statutory benefit was impacted by fluctuations in currency and translation adjustments, which are recognized differently in foreign jurisdictions.

  Comparison of Fiscal Years 2002 and 2001

        Net Sales.    Net sales increased by $13.4 million, or 4.0%, in 2002 to $345.5 million, compared to $332.1 million for 2001. The $13.4 million increase in net sales was primarily due to the increased sales volume of aluminum wheels related to improved market penetration and an increase in industry commercial vehicle builds. The increase in industry commercial vehicle builds was partly driven by accelerated purchases ahead of a new emission compliance deadline in October of 2002. These increases were partially offset by the discontinuance of a certain light wheel program and weak market demand in the commercial trailer market and aftermarket.

        Gross Profit.    Gross profit increased by $25.5 million, or 75.4%, to $59.3 million for 2002 from $33.8 million for 2001. Gross profit as a percentage of sales improved to 17.2% compared to 10.2% for the year ended December 31, 2001. The principal causes for the improvement in our gross profit were increased aluminum sales volume and increased absorption of fixed costs, strong operational performance at all sites driven by improved material pricing and utilization and cost reductions related to operational efficiencies. In addition, there was a non-recurring $2.7 million reserve related to the closure of our Columbia, Tennessee facility in 2001.

        Operating Expenses.    Operating expenses decreased by $7.0 million, or 22.5%, to $24.0 million for 2002 from $31.0 million for 2001. $4.2 million of the decrease related to an accounting change which took effect on January 1, 2002, which eliminated the amortization of goodwill. In addition, there was a reduction in legal accruals due to favorable resolutions of certain legal matters.

        Equity in Earnings of Affiliates.    Equity in earnings of affiliates remained relatively constant, decreasing by approximately $0.1 million to $0.2 million for 2002 from $0.3 million for 2001.

        Other Income (Expense).    Net interest expense increased to $42.0 million for 2002 compared to $40.2 million for 2001 primarily due to realized losses on a terminated interest rate swap in 2002. Other income for 2002 was $1.4 million compared to other expense of $9.8 million in 2001. The $11.2 million improvement in other income (expense), net was primarily the result of fluctuations in foreign currency exchange rates favorably impacting our foreign currency derivative instruments. In addition, we had an unrealized gain of $3.2 million on our interest rate swap in 2002 versus a $3.2 million unrealized loss on our interest rate swap in 2001.

        Net Income (Loss).    We had a net loss of $10.9 million for the year ended December 31, 2002 compared to a net loss of $33.2 million for the year ended December 31, 2001 due to higher pretax earnings as described above, partially offset by a higher effective tax rate. The higher effective tax rate was primarily attributable to an increase in our valuation allowance to reduce a deferred tax asset which we do not expect to fully utilize.

TTI Results of Operations

	Year ended December 31,						Nine months ended September 30,
	2001		2002		2003		2003		2004
							(unaudited)
	(dollars in thousands)
Net sales	$391,401	100.0%	$411,598	100.0%	$440,009	100.0%	$328,308	100.0%	$435,310	100.0%
Gross profit	60,528	15.5%	71,495	17.4%	71,078	16.2%	53,993	16.4%	62,765	14.4%
Selling, general and administrative expenses	43,701	11.2%	36,673	8.9%	38,896	8.8%	29,289	8.9%	30,317	7.0%
Other operating charges (credits), net	19,573	5.0%	—	—	(9,236)	(2.1)%	663	0.2%	5,663	1.3%

Operating income (loss)	(2,746)	(0.7)%	34,822	8.5%	41,418	9.4%	24,041	7.3%	26,785	6.1%
Interest expense	45,640	11.7%	42,306	10.3%	40,362	9.2%	30,167	9.2%	23,893	5.5%
Other (income) expense, net	(3,209)	(0.8)%	(92)	—	(8,693)	(2.0)%	(411)	(0.1)%	10,655	2.4%
Income tax expense (benefit)	(15,151)	(3.9)%	(1,679)	(0.4)%	6,248	1.4%	(2,099)	(0.6)%	(3,500)	-0.8%

Net income (loss) before cumulative effect of accounting change	(30,026)	(7.7)%	(5,713)	(1.4)%	3,501	0.8%	(3,616)	(1.1)%	(4,263)	-1.0%
Cumulative effect of accounting change	—	—	(3,794)	(0.9)%	—	—	—	0.0%	—	0.0%

Net income (loss)	$(30,026)	(7.7)%	$(9,507)	(2.3)%	$3,501	0.8%	$(3,616)	(1.1)%	$(4,263)	-1.0%

  Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

        Net Sales.    Net sales for the nine months ended September 30, 2004 were $435.3 million, an increase of 32.6% compared to net sales of $328.3 million for the nine months ended September 30, 2003. TTI's net sales to the OEM market and other markets increased $93.1 million, or 39.6%, to $328.1 million for the nine months ended September 30, 2004. Approximately $11.7 million of this increase resulted from price increases and surcharges assessed to cover a portion of the increase in material costs for the related production. The remaining increase in net sales was primarily a result of the continuing cyclical recovery in the North American heavy- and medium-duty truck builds which increased 22.6% to 361,376 units built during the nine months ended September 30, 2004 from 294,612 units built during the same period of 2003. TTI's net sales to the aftermarket for the nine months ended September 30, 2004 increased by $13.8 million, or 14.8%, to $107.2 million. Approximately $3.8 million of this increase resulted from price increases and surcharges assessed to cover a portion of the increase in material costs for the related production. The remaining increase in aftermarket sales resulted from a combination of factors including increased truck fleet age, increasing truck fleet utilization rates, increasing freight tonmiles and an increase in TTI's market share.

        Gross Profit.    Gross profit increased $8.8 million, or 16.2%, to $62.8 million for the nine months ended September 30, 2004, from $54.0 million for the nine months ended September 30, 2003. The favorable impact of higher sales volume, which included $15.5 million of surcharges and price increases, was partially offset by the unfavorable impact of higher raw material costs of $26.2 million, primarily scrap steel, pig iron, aluminum, processed steel and outsourcing. Had TTI's net sales prices and material costs in 2004 remained at 2003 levels, TTI's gross profit margin would have been approximately 17.8%.

        Selling, general and administrative expenses.    SG&A increased $1.0 million, or 3.5%, to $30.3 million for the nine months ended September 30, 2004, from $29.3 million for the nine months ended September 30, 2003. This increase was primarily due to expenses associated with increased sales volume and a $0.4 million increase in director and monitor fees offset by a $0.9 million reduction in performance bonus accruals. As a percentage of sales, SG&A for the nine months ended September 30, 2004 decreased to 7.0% compared to 8.9% for the nine months ended September 30, 2003.

        Other operating charges (credits), net.    Other operating charges (credits), net increased by $5.0 million to $5.7 million for the nine months ended September 30, 2004, from $0.7 million for the nine months ended September 30, 2003. In 2004, these expenses consisted of a $2.2 million non-cash impairment loss on TTI's assets held for sale at its Erie, Pennsylvania location and a $3.5 million severance charge in August 2004 for its former chief executive officer. The 2003 expense was a $0.7 million non-cash loss on the disposition of equipment at TTI's Elkhart, Indiana location.

        Interest expense.    Interest expense decreased by $6.3 million from $30.2 million to $23.9 million due primarily to reduced average borrowings, lower interest rates, the expiration of an interest rate protection agreement contract in 2003 and a reduction in the amount of amortization of deferred financing fees and debt discount.

        Other (income) expense.    Other (income) expense increased by $11.1 million to a $10.7 million expense for the nine months ended September 30, 2004, from $0.4 million of income for the nine months ended September 30, 2003. In 2004, the expense consisted of $10.7 million of debt extinguishment costs resulting from the writeoff of deferred financing costs and debt discount related to the refinancing of TTI's senior credit facility and senior subordinated notes. In 2003, the income consisted of $0.4 million of interest income.

        Income tax (benefit).    TTI's effective tax rates of 45.5% and 36.7% for the nine months ended September 30, 2004 and 2003, respectively, differ from the statutory rate of 35% primarily as a result of taxes in state jurisdictions and an additional income tax benefit of $0.4 million recorded for the nine months ended September 30, 2004 due to the reduction of tax reserves after settlement of TTI's IRS audit covering years 1997-2001.

  Comparison of Fiscal Years 2003 and 2002

        Net sales.    Net sales increased by $28.4 million, or 6.9%, in 2003 to $440.0 million, compared to $411.6 million in 2002. TTI's net sales to the aftermarket increased by $18.1 million, or 17.5%, to $121.9 million. TTI believes this increase resulted from a combination of factors including increasing truck fleet age, truck fleet utilization rate and freight tonmiles and increases in TTI's market share.

        The improving economy was driving the increase in freight tonmiles and fleet utilization. TTI's net sales to the OEM market in 2003 increased by $10.2 million, or 3.3%, to $318.1 million compared to a 0.1% increase in North American heavy- and medium-duty truck build. TTI believes the increase in OEM sales was due to increased market share created by demand for its products and strong customer relationships.

        Gross profit.    Gross profit decreased by $0.4 million, or 0.6%, to $71.1 million in 2003 from $71.5 million in 2002. Gross profit margins were unfavorably impacted during 2003, due primarily to higher costs for raw materials and utilities, including steel scrap and other metals, electricity and natural gas.

        Selling, general and administrative expenses.    SG&A increased by $2.2 million, or 6.0%, to $38.9 million in 2003, from $36.7 million in 2002. The increase was largely attributable to increased healthcare expense for retirees of $1.5 million due both to inflation and increased claims.

        Other operating charges (credits), net.    Other operating charges (credits), net in 2003 totaled $9.2 million and consisted of $2.6 million from asset dispositions (principally a $3.6 million gain on the sale of TTI's Emeryville, California plant) and a $6.6 million credit from the reduction in TTI's estimated environmental remediation liability. See Note 15 to TTI's audited consolidated financial statements included elsewhere in this prospectus.

        Interest expense.    Interest expense decreased by $1.9 million, or 4.5%, to $40.4 million for 2003 compared to $42.3 million for 2002, due primarily to the realization of a lower effective interest rate on TTI's old senior credit facility, resulting from the expiration of fixed interest rate swaps and lower index rates and the effect of lower average borrowings under TTI's old senior credit facility. This impact was partially offset by a $1.8 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

        Other (income) expense, net.    Other (income) expense, net for 2003 of $8.7 million consisted of a $10.0 million gain on the sale of TTI's railcar interest in 2001 which had been deferred until the buyers' right to sell the interest back to TTI expired (see Note 19 to TTI's audited consolidated financial statements included elsewhere in this prospectus), a $1.8 million loss on the retirement of $40 million of TTI's existing senior subordinated notes and a $0.5 million of interest income.

        Income tax expense (benefit).    Income taxes for 2003 were $6.2 million, compared to an income tax benefit of $1.7 million in 2002. Income tax as a percentage of pre-tax income was 63.9% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the December 19, 2003 purchase of TTI's existing senior subordinated notes by a group of its common equity holders. This transaction was deemed a taxable transaction to TTI due to the fact that the purchasers collectively held a majority of TTI's common stock.

        Net income (loss).    TTI had net income of $3.5 million in 2003 compared to a net loss of $9.5 million in 2002. As described under "Critical Accounting Policies and Estimates—Accounting for Goodwill," TTI recorded goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," TTI's net loss in 2002 was $5.7 million.

  Comparison of Fiscal Years 2002 and 2001

        Net sales.    Net sales increased by $20.2 million, or 5.2%, in 2002 to $411.6 million compared to $391.4 million in 2001. TTI's net sales to the aftermarket in 2002 increased by $9.1 million, or 9.6%, to $103.8 million. TTI believes this increase was due primarily to its increased market share. TTI's net sales to the OEM market and other markets in 2002 increased by $11.1 million, or 3.7%, to $307.8 million as compared to a 12.5% increase in North American heavy- and medium-duty truck build. Certain of TTI's customers lost market share to competitors where it had less standard content. As such, TTI's net sales to OEMs were unfavorably impacted. Furthermore, TTI's net sales of steerable drive axles and gearboxes in 2002 decreased by $6.8 million, primarily as a result of the loss of standard position with one of its customers.

        Gross profit.    Gross profit increased by $11.0 million, or 18.2%, to $71.5 million in 2002 from $60.5 million in 2001. Gross profit as a percentage of net sales improved to 17.4% compared to 15.5% for 2001. The principal causes for the improvement in TTI's gross profit were the reduction in fixed costs related to the closure of its Erie, Pennsylvania facility in mid-2001, improved material pricing and other cost reductions resulting in operational efficiencies.

        Selling, general and administrative expenses.    SG&A decreased by $7.0 million, or 16.0%, to $36.7 million for 2002 from $43.7 million for 2001. This decrease was primarily related to the adoption of SFAS No. 142 on January 1, 2002 that eliminated the amortization of goodwill and intangible assets with indefinite lives, which totaled $7.5 million in 2001.

        Other operating charges (credits), net.    There were no other operating charges (credits), net for 2002. Other operating charges (credits), net for 2001 consisted of a restructuring charge of $19.6 million related to the closure of TTI's Erie, Pennsylvania facility. This charge included $18.9 million of a non-cash fixed asset impairment write-off and $0.7 million of employee separation expenses.

        Interest expense.    Interest expense decreased by $3.3 million, or 7.2%, to $42.3 million for 2002 compared to $45.6 million for 2001, due primarily to the effect of lower average borrowings under TTI's old senior credit facility. This decrease was partially offset by a $1.5 million increase in interest expense due to the effect of increased average senior subordinated borrowings.

        Other (income) expense, net.    Other income, net for 2002 was $0.1 million as compared to $3.2 million in 2001, consisting of a $5.0 million gain on the sale of TTI's railcar interest in 2001, $0.6 million of interest income and $1.6 million of expenses related to the issuance of $10.0 million of TTI's common stock.

        Income tax expense (benefit).    Income tax benefit for 2002 was $1.7 million. The income tax benefit as a percentage of pre-tax loss was 23.0% as compared to a federal statutory rate of 35.0%. The rate differential resulted primarily from the write-off of a deferred tax asset related to compensation expense for stock options that were recorded for book purposes as a charge to selling, general and administrative expense in 2000 but deferred for tax purposes by the formation of a rabbi trust. In 2002, the rabbi trust was distributed and, as a result of the reduction in the value of TTI's common stock, there was no compensation expense deduction available for tax purposes, requiring the write-off. Income tax benefit for 2001 was $15.2 million. Income tax as a percentage of pre-tax loss was 33.6% as compared to a federal statutory rate of 35.0%.

        Net income (loss).    TTI had a net loss of $9.5 million in 2002 compared to a net loss of $30.0 million in 2001. As described under "—Critical Accounting Policies and Estimates—Accounting for Goodwill," TTI recorded a goodwill impairment of $3.8 million, net of tax of $2.4 million, as a cumulative effect of a change in accounting principle at January 1, 2002. Before the cumulative effect recorded upon adoption of SFAS No. 142, TTI's net loss in 2002 was $5.7 million.

Liquidity and Capital Resources

        Accuride's and TTI's net cash provided by operating activities during the first nine months of 2004 amounted to $16.0 million and ($11.0) million, respectively, compared to a net use of cash of $8.5 million and $5.6 million, respectively, for the comparable period in 2003. Accuride's and TTI's net cash used in investing activities totaled $16.6 million and $5.5 million, respectively, for the nine months ended September 30, 2004, compared to a net use of cash of $11.0 million and $12.1 million, respectively, for the nine months ended September 30, 2003. Accuride's capital spending during the first nine months of 2004 included $3.0 million related to installing manufacturing capacity for the production of light, full-face design wheels at its facility in London, Ontario and $4.0 million for the installation of additional machining capacity for aluminum wheels at its facility in Cuyahoga Falls, Ohio. TTI's capital spending during the first nine months of 2004 included $1.2 million invested in tooling for its new C-Series seat line.

        Accuride's net cash used in financing activities totaled $1.9 million for the nine months ended September 30, 2004 compared to net cash provided by financing activities of $14.3 million for the comparable period in 2003. During the first nine months of 2004, Accuride made a $1.0 million payment on the Term C loan under its third amended and restated credit agreement and a $0.9 million payment on the new term loan under its third amended and restated credit agreement. TTI's net financing activities for the nine months ended September 30, 2004 were a $16.3 million source of funds, consisting of $215.0 million of proceeds from TTI's senior secured term loan facilities and $6.5 million in net borrowings from its revolving credit facilities, offset by $0.6 million in payments on its senior term loan facility, $196.5 million in repayments on its senior term loans and senior subordinated notes and $8.1 million in financing costs.

        Accuride's and TTI's primary sources of liquidity are cash flows from operations and borrowings under the individual company's revolving credit facilities. Primary uses of cash for both companies are funding working capital requirements, capital expenditures and debt service.

        We expect our capital expenditures to total approximately $50 million in 2005. It is anticipated these capital expenditures will fund (1) investments in productivity and low cost manufacturing improvements in 2005 of approximately $13 million, (2) equipment and facility maintenance of approximately $25 million and (3) capacity expansion of approximately $12 million.

  Pro Forma

        Upon consummation of the Transactions, we intend to fund ongoing operations through cash generated by operations and borrowings under our new senior credit facilities.

        Our new senior credit facilities will provide for (1) a new term credit facility in an aggregate principal amount of $615 million that will mature seven years after the closing date for the new senior credit facilities and (2) a revolving credit facility in an aggregate principal amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) that will mature five years after the closing date for the new senior credit facilities; however, such maturity dates shall be accelerated to August 1, 2007 if our 9 1/4% senior subordinated notes due 2008 have not been refinanced by such dates. The new term credit facility requires amortization payments of 1% per year, with the balance paid on the maturity date for the term credit facility. Interest on the term credit facility and the revolving credit facilities is based on LIBOR plus an applicable margin, or, at our option, a base rate determined by reference to the prime rate of Citibank, N.A. plus an applicable margin The loans are secured by, among other things, a lien on substantially all of our U.S. and Canadian properties and assets and a pledge of 65% of the stock of our Mexican subsidiary. A negative pledge restricts the imposition of other liens or encumbrances on any of our assets, subject to certain exceptions. The final documentation of the new senior credit facilities has not yet been finalized; however, based on commitment letters received from our lenders, we believe that the terms of the new senior credit facilities will be completed as described above.

        The new senior credit facilities will contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. We will also be required to meet certain financial ratios and tests, including a leverage ratio, an interest coverage ratio and a fixed charge coverage ratio. Failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. See "Description of Certain Indebtedness."

        Although we believe our cash on hand, availability under our new senior credit facilities and positive cash flows from operations will provide us with sufficient liquidity during the next 12 months, our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. We cannot assure you as to the timing of such asset sales or the proceeds which we could realize from such sales and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

  Pro Forma Contractual Obligations and Commercial Commitments

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003 on a pro forma basis (excluding the debt refinancing) and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(dollars in millions)
Long-term debt	$829.9	$6.2	$12.3	$227.2	$584.3
Interest on long-term debt(a)	70.4	17.6	35.2	17.6
Operating leases	33.4	6.3	9.9	5.7	11.5
Unconditional purchase obligations(b)	2.1	2.1
Other long-term liabilities(c)	81.1	13.0	24.8	25.9	17.4

Total obligations	$1,016.9	$45.2	$82.2	$276.4	$613.2

(a)
Consists of interest payments for Accuride's outstanding 9 1/4% senior subordinated notes due 2008 at a fixed rate of 9.25%. Excludes variable rate term loans.

(b)
The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(c)
Consists primarily of post-retirement estimated future benefit payments and estimated pension contributions.

        Off-Balance Sheet Arrangements.    Our off-balance sheet arrangements include our operating leases, letters of credit and unconditional purchase obligations, which are principally take-or-pay obligations related to the purchase of certain materials, including natural gas. Our operating leases are comprised of long-term real property and equipment leases that expire at various dates through 2015. Our total future minimum lease payments are $33.4 million. Items such as maintenance and insurance costs are not included in this amount. We had $32.5 million and $38.7 million in outstanding letters of credit as of December 31, 2003 and September 30, 2004, respectively. Our letters of credit are used primarily to secure workers' compensation liabilities.

  Net Operating Losses

        We believe this offering will result in an "ownership change" of Accuride, within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The TTI merger resulted in an "ownership change" of TTI. As a result, our ability to use our and TTI's pre-change net operating losses (and certain built-in losses, if any) will be subject to an annual usage limitation, which could limit our ability to utilize some of such losses to offset our post-change taxable income. This limitation may have the effect of reducing our after-tax cash flow.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods.

        We continually evaluate our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results could differ from management's estimates.

        We believe our critical accounting policies and estimates, as reviewed and discussed with the audit committee of our board of directors, include accounting for impairment of long-lived assets, goodwill, pensions, taxes and contingencies.

        Impairment of Long-lived Assets.    We evaluate long-lived assets, including finite-lived intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

        Accounting for Goodwill and Indefinite-Lived Intangibles.    Since the adoption of SFAS No. 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS No. 142. If the carrying value of goodwill or indefinite-lived intangibles exceeds its fair value, an impairment loss must be recognized. A present value technique is often the best available technique with which to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimates of future cash flows and termination values. As such, several different terminal values were used in our calculations and the likelihood of possible outcomes was considered.

        Accuride Pensions and Post-retirement Benefits.    Accuride accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, Accuride uses a smoothed value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on Accuride's computation of pension income (cost) be amortized over future periods.

        The most significant element in determining Accuride's pension income (cost) in accordance with SFAS No. 87 is the expected return on plan assets. In 2003, Accuride assumed that the expected long-term rate of return on plan assets would be 9.0% for the U.S. plans and 9.5% for the Canadian plans. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost). Over the long term, Accuride's U.S. pension plan assets have earned approximately 9% while its Canadian plan assets have earned approximately 11%. The expected return on plan assets is reviewed annually and, if conditions should warrant, revised. If Accuride were to lower this rate, future pension cost would increase.

        At the end of each year, Accuride determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, Accuride looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2003, Accuride determined this rate to be 6.0%, a decrease of 50 basis points from the rate used at December 31, 2002. Changes in discount rates over the past three years have not materially affected pension income (cost), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

        The recent declines in the financial markets coupled with the decline in interest rates have caused Accuride's accumulated pension obligation to exceed the fair value of the related plan assets. As a result, in 2003 Accuride recorded an increase to its accrued pension liability and a non-cash charge to equity of approximately $3.8 million after-tax. This charge may be reversed in future periods if market conditions improve or interest rates rise.

        For the year ended December 31, 2003, Accuride recognized consolidated pretax pension cost of $2.5 million, up from $2.0 million in 2002. Accuride currently expects that the consolidated pension cost for 2004 will not be materially different from 2003. Accuride currently expects to contribute $5.2 million to its pension plans during 2004; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

        For the year ended December 31, 2003, Accuride recognized a consolidated pre-tax post-retirement welfare benefit cost of $2.2 million, up from $1.8 million in 2002. Accuride currently expects that the consolidated post-retirement welfare benefit cost for 2004 will be approximately $2.3 million. Accuride expects to pay $0.7 million during 2004 in post-retirement welfare benefits.

        TTI Pensions and Post-retirement Benefits.    TTI provides pension and retiree welfare benefits to certain salaried and hourly employees upon their retirement. The most significant assumptions in determining its net periodic benefit costs are the expected return on pension plan assets and the healthcare cost trend rate for its post-retirement welfare obligations.

        In 2003, TTI assumed that the expected long-term rate of return on pension plan assets would be 9.0%. As permitted under paragraph 30 of SFAS No. 87, the assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in its net periodic benefit cost. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future net periodic benefit cost. The expected return on plan assets is reviewed annually and, if conditions should warrant, would be revised. A change of one percentage point in the expected long-term rate of return on plan assets would have the following effect:

	1% Increase	1% Decrease
	(dollars in thousands)
Effect on net periodic benefit cost	$(495)	$489

        For TTI's post-retirement welfare plans, TTI assumed a 10.0% annual rate of increase in healthcare costs for 2004, with the rate of increase declining gradually to an ultimate rate of 5.0% by the year 2008 and remaining at that level thereafter. The healthcare cost trend is reviewed annually and, if conditions should warrant, revised. A change of one percentage point in the expected healthcare trend would have the following effect:

	1% Increase	1% Decrease
	(dollars in thousands)
Effect on total of service and interest cost	$391	$(352)
Effect on post-retirement benefit obligation	3,938	(3,544)

        At the end of each year, TTI determines the discount rate to be used to calculate the present value of its pension and post-retirement welfare plan liabilities. The discount rate is an estimate of the current interest rate at which its pension liabilities could be effectively settled at the end of the year. In estimating this rate, TTI looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2003, TTI determined this rate to be 6.25%, a decrease of 0.5% from the 6.75% rate used at December 31, 2002.

        For the years ended December 31, 2003 and 2002, TTI recognized consolidated pre-tax pension cost of $0.6 million. TTI currently expects that the consolidated pension cost for 2004 will be approximately $1.1 million. TTI currently expects to contribute $4.8 million to its pension plans during 2004; however, it may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates and changes in workforce compensation.

        For the year ended December 31, 2003, TTI recognized a consolidated pre-tax post-retirement welfare benefit cost of $3.5 million, up from $2.0 million in 2002. TTI currently expects that the consolidated post-retirement welfare benefit cost for 2004 will be approximately $3.8 million. TTI expects to pay $3.1 million during 2004 in post-retirement welfare benefits.

        Taxes.    Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins or loss of market share.

        At December 31, 2003, we had pro forma net deferred tax liabilities of $4.4 million. Although realization of our net deferred tax assets is not certain, management has concluded that we will more likely than not realize the full benefit of the deferred tax assets.

        Contingencies.    We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amounts of loss, in the determination of loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us, resulting from our ongoing monitoring activities and progress with the related regulatory agencies, to determine whether the accruals should be adjusted. If the amount of the actual loss is greater than the amount we have accrued, this would have an adverse impact on our operating results in that period.

Pro Forma Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

  Foreign Currency Risk

        Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. Forward foreign exchange contracts, designated as hedging instruments under SFAS No. 133, are used to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At September 30, 2004, we had open foreign exchange forward contracts of $19.0 million. We believe the use of foreign currency financial instruments reduces the risks that arise from doing business in international markets.

        However, our foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments. The counterparties to the foreign exchange contracts are financial institutions with investment grade credit ratings. The use of option contracts protects our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract.

        A 10% adverse change in currency exchange rates for the foreign currency forward contracts held at September 30, 2004 would have a negative impact of approximately $1.9 million on the fair value of such instruments. This quantification of exposure to the market risk associated with foreign exchange financial instruments does not take into account the offsetting impact of changes in the fair value of our foreign denominated assets, liabilities and firm commitments.

  Raw Material/Commodity Price Risk

        We rely upon the supply of certain raw materials and commodities in our production processes and have entered into long-term supply contracts for our steel and aluminum requirements. The exposures associated with these commitments are primarily managed through the terms of the sales, supply and procurement contracts. From time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices. Commodity price swap and futures contracts are used to offset the impact of the variability in certain commodity prices on our operations and cash flows. At September 30, 2004, we had no open commodity price swaps and futures contracts.

  Interest Rate Risk

        We use long-term debt as a primary source of capital in our business. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed-rate debt and other types of long-term debt on a pro forma basis at September 30, 2004:

	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Long-term Debt:
Fixed	$—	$—	$—	$189,900	$—	$189,900	$193,698
Avg. Rate				9.25%		9.25%
Variable	$6,150	$6,150	$6,150	$6,150	$618,500	$643,100	$643,100
Avg. Rate	4.52%	4.52%	4.52%	4.52%	4.52%	4.52%

New Accounting Pronouncements

        FAS 106-2.    In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Financial Accounting Standards Board, or FASB, Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. 106-2, or FAS 106-2, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. FAS 106-2 was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on our financial position or results of operations.

        FIN 46R.    In December 2003, the FASB issued a revision to Interpretation 46, or FIN 46R, to clarify some of the provisions of FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on our financial position or results of operations.

        SFAS No. 132 (Revised 2003).    In December 2003, the FASB issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106." This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. We adopted this statement as of December 31, 2003 and revised our annual and interim disclosures for the periods ended December 31, 2003 and September 30, 2004 accordingly.

INDUSTRY

        We compete in the North American commercial vehicle components industry and primarily serve the heavy-duty, or Class 8, truck market, the medium-duty, or Class 5-7, truck market, the commercial trailer market, the light, or Class 3-4, truck market, the bus market, as well as the specialty and military vehicle markets. We sell our products primarily to truck and commercial trailer OEMs and the related aftermarket (24% of 2003 pro forma net sales), with the remainder of sales made to customers in industrial markets. Our pro forma net sales to heavy- and medium-duty OEMs, commercial trailer OEMs, light truck OEMs and other industrial markets as a percentage of total pro forma sales were 48%, 9%, 9% and 10%, respectively, in 2003. Foreign competition is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspects of many of our products, the need to be responsive to order changes on short notice and the small labor component to most products. The following is an overview of the commercial vehicle components industry and each of the markets that we serve. Whenever we refer to the commercial vehicle components industry, we mean the North American commercial vehicle components industries and markets.

Commercial Vehicle Components Industry

        The commercial vehicle components industry is comprised of heavy- and medium-duty truck and commercial trailer components suppliers. The commercial vehicle components industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the commercial vehicle components industry is characterized by considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand and (5) strong name-brand recognition.

        The relationship between supplier and OEM generally tends to be close, cooperative and long-term in nature, requiring a substantial investment of time and resources by both parties. In contrast to the automotive industry, commercial vehicle end customers generally have the ability to specify components used in the original production of commercial vehicles, increasing the importance of brand recognition. Frequently, higher quality components are designated as "standard" equipment on an OEM's product line, further solidifying the relationship. Once a product is chosen as standard equipment for a line of trucks, any truck ordered in that line will come with that standard component unless the end user specifically requests a different product, which generally results in the payment of an additional charge by the end user to the OEM. As a result, the selection of a product as standard equipment for a line of trucks will generally create a steady demand for that product, both in the OEM market and in the aftermarket, since end users are more likely to use the standard component for replacement.

Commercial Truck Market Overview

        Commercial trucks are segmented into four major classes numbered 5 through 8. Heavy-duty trucks, or the Class 8 category, are used for the large majority of all truck tonmiles (the number of miles driven multiplied by the number of tons transported). While the majority of these tonmiles are long haul, Class 8 trucks also fill a niche as a regional delivery alternative. Medium-duty trucks, segmented into classes 5, 6 and 7, include buses and smaller transport vehicles, and are primarily used for regional package delivery, utility or construction.

	Class 5	Class 6	Class 7	Class 8
Weight (lbs.)	16,001 - 19,500	19,501 - 26,000	26,001 - 33,000	over 33,000
Example	Delivery Trucks	Beverage Trucks	Garbage Trucks	Tractor-Trailers
Units	38,526	67,897	88,503	176,774

Note: Units represent 2003 production levels as reported in ACT Research (December 2004).

  Heavy-Duty Truck Market

        The global heavy-duty truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. The global heavy-duty truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of heavy-duty trucks to meet the region-specific demands of end users, (3) the localized nature of regulation of the truck and truck components industries and (4) the ability to meet just-in-time delivery requirements.

        According to ACT, four companies represented approximately 99% of North American heavy-duty truck production in 2003. The percentages of heavy-duty production represented by Freightliner, PACCAR, Volvo/ Mack and International were 39%, 25%, 19% and 16%, respectively.

        According to ACT, North American heavy-duty truck production is expected to increase significantly from 2003 to 2008. The following chart illustrates historical North American heavy-duty truck production as well as forecasts from ACT:

North American Heavy-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and December 2004).

  Historical and Projected Heavy-Duty Truck Results

        The North American heavy-duty truck industry experienced substantial growth during the 1990s, reaching a peak in 1999 with 332,587 production units. From mid-2000 through 2001, the industry experienced a significant cyclical decline caused by a number of events:

          (1)   the recessionary economic environment;

          (2)   the large number of new trucks introduced into the truck fleet from 1998 to early 2000, due in part to specific marketing programs such as buyback guarantees offered by the major truck manufacturers; and

          (3)   the large number of quality used trucks available at relatively low prices.

        These factors resulted in 2001 unit production declining approximately 56% from peak unit production in 1999.

        Following the substantial decline from 1999 to 2001, truck unit production increased modestly to 181,199 units in 2002 from 145,978 units produced in 2001, due primarily to the pre-buying of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the pre-buying, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest in the more expensive and newly compliant equipment.

        North American heavy-duty truck production of 176,774 units in 2003 remained substantially similar to 2002 production. During the first half of 2003, the economy remained in its recessionary mode as the United States commenced war in Iraq. New truck purchases remained subdued, and the age of the average truck on the road continued to increase. In mid-2003, evidence of renewed growth emerged and truck tonmiles began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. In the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. As a result, all of the major OEMs have increased their truck build rates to meet the increased demand.

        The North American heavy-duty truck market continued to rebound in 2004. According to ACT, North American heavy-duty truck production is expected to increase from 176,774 units in 2003 to 350,914 units in 2008, at a compound annual growth rate of 14.7%. Evidence of the initiation of this trend can be seen in North American heavy-duty truck orders in 2004. Monthly truck order rates began increasing significantly in December 2003 and continued at a strong pace through November 2004. North American year-to-date heavy-duty net truck orders increased 98.0% from November 2003 to November 2004. In spite of the increased production in 2003, the backlog for heavy-duty trucks has continued to increase and stood at 171,900 at the end of November 2004, up from 54,453 at the end of November 2003.

        According to ACT, heavy-duty truck unit production is expected to continue increasing in 2005 and 2006, with projected unit production of 295,358 units and 314,161 units, respectively. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks, and (3) the growing need to replace aging truck fleets.

        ACT forecasts that production in 2007 will be 283,384 units, a decline of approximately 9.8% from 2006 levels, due to new environmental standards that are expected to be introduced by the U.S. Environmental Protection Agency, or the EPA, in 2007. This decline would be similar in nature to what occurred after October 2002 following the introduction of new EPA emission standards. ACT projects that 2008 production will reach 350,914 units, an increase of approximately 23.8% from 2007 levels. We believe that this increase in volume is consistent with a sustained improvement in economic conditions and ACT's projected growth in heavy-duty tonmiles.

  Medium-Duty Truck Market

        Medium duty trucks, which include buses and specialty vehicles, are smaller, less expensive vehicles that are generally used for short haul and more commodity like hauling, which fluctuate less with changes in the economy. The medium-duty market, which tends to be less cyclical than the heavy-duty market, has experienced strong growth this year and is expected to continue to grow from 2003 through 2008 as shown in the following chart:

North American Medium-Duty Truck Production
(number of trucks in thousands)

"E"—Estimated

Source: ACT Research (February and December 2004).

        North American medium-duty net truck orders year-to-date through November were 228,584 orders, up 21.6% from year-to-date November 2003. Backlog for medium-duty trucks stood at 74,025 at the end of November 2004, up from 50,645 at the end of November 2003.

Commercial Trailer Market Overview

        The commercial trailer market includes dry vans, dump and tanker trailers used to haul a wide variety of freight from commodities to finished goods. Historically, general economic and business conditions have significantly impacted demand for commercial trailers and have highly correlated with the production of heavy-duty trucks. In addition, during the past few years demand for commercial trailers has been positively affected by the widespread implementation of just-in-time delivery requirements and lean manufacturing principles as companies use commercial trailers as portable warehouses. According to ACT, an estimated 183,162 and 234,073 trailers were sold in the U.S. commercial trailer market in 2003 and 2004, respectively. ACT projects that the commercial trailer market will continue to grow, reaching 346,009 units in 2008, a 10.3% compound annual growth rate from 2004.

Various Industrial Markets

        We also service a number of other markets, including light truck, industrial, construction, agriculture and lawn and garden. With the exception of the agriculture market, these markets are tied to general economic conditions. The agriculture market is tied to environmental and other factors which impact agricultural production.

Industry Drivers

  Economic Conditions

        The North American commercial vehicle industry is directly influenced by overall economic growth and consumer spending. Since commercial vehicle OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these commercial vehicles includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.

  Truck Freight Growth

        Freight growth, which is driven both by economic expansion and a shift in share from other modes of transportation, such as rail and pipeline, leads to an increased need for commercial vehicles. According to the American Trucking Association, or ATA, truck freight has increased market share at the expense of both rail and water freight, increasing from 63.3% of the overall market in 1998 to 68.9% in 2003. We believe that this trend will continue due to the flexibility and on-time delivery record of trucking versus other modes of transporting goods. Growth in freight tends to correlate closely with the number of heavy-duty tonmiles, which is depicted in the following chart:

North American Tonmiles—Heavy-Duty Trucks
(number of tonmiles in billions)

"E"—Estimated

Source: ACT Research (February and December 2004).

        National suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide "to-the-hour" delivery options in order to maintain operating efficiency. As a result, heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Since trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time delivery requirements.

  Truck Replacement Cycle and Fleet Aging

        In 2002, the average age of heavy-duty trucks passed the 10-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Most leading national freight companies replace their vehicles every three to five years. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors such as inventory management and the growth in less-than-truckload, or LTL, freight shipping also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. heavy-duty trucks:

Average Age of Active U.S. Heavy-Duty Trucks
(number of years)

Source: ACT Research (2004).

  Suppliers' Relationships with OEMs

        Suppliers' relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases the designation of a supplier's component as standard equipment, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

  Growth in the Aftermarket for Components

        The vehicle components aftermarket is characterized by steady sales and higher margins than in the primary market. Demand in this sector of the industry is primarily driven by the age and number of trucks in service and the number of miles driven by those commercial vehicles. We believe that the growth and stability of the aftermarket correlates with the number of tonmiles driven in the overall trucking industry, as illustrated above. The aftermarket is a growing market as the overall size of the North American fleet of heavy-duty trucks has continued to increase and is attractive because of the recurring nature of the sales. The higher margins in the aftermarket result from suppliers' ability to leverage an already established fixed cost base and exert moderate pricing power. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of earnings.

BUSINESS

The Company

        We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have the number one or number two market position in the majority of our major product categories. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles. For the year ended December 31, 2003 and the nine months ended September 30, 2004, we generated pro forma net sales of $804.3 million and $790.8 million, respectively.

        Our primary product lines are standard equipment used by virtually all North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components. For commercial vehicle steel wheels, aluminum wheels and brake drums, we had estimated fiscal 2003 market share of approximately 87%, 48%, and 55%, respectively. We believe that we have number one or number two market positions in spoke wheels, metal grills, metal bumpers, crown assemblies, seating assemblies and fuel tanks in commercial vehicles. For the year ended December 31, 2003, we sold approximately 56% of our products to heavy- and medium-duty truck and commercial trailer OEMs and approximately 24% to the related aftermarkets. The remainder of our sales were made to customers in the light truck, specialty and military vehicle and other industrial markets. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9% while also growing as a percentage of overall sales. We believe that continued growth in the aftermarket represents an attractive diversification to our original equipment business due to its relative stability and higher margins.

        Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Freightliner Corporation, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Major light truck customers include Ford Motor Company and General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 17 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

Product Overview

        We design, produce and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. The following describes our major product lines and brands.

  Wheels (approximately 45.3% of 2003 pro forma net sales)

        We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy/medium wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy/medium wheels. We also produce wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans. We market our wheels under the Accuride brand. A description of each of our major products is summarized below.

  •
  Heavy- and medium-duty steel wheels.  We offer the broadest product line of steel wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and at a number of North American trailer OEMs.

  •
  Heavy- and medium-duty aluminum wheels.  We offer a full product line of aluminum wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs. Aluminum wheels are generally lighter in weight, more readily stylized and approximately 3.5 times more expensive than steel wheels.

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  Light truck steel wheels.  We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as Ford, General Motors and DaimlerChrysler Corporation. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

  Wheel-End Components and Assemblies (approximately 24.7% of 2003 pro forma net sales)

        We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

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  Brake Drums.  We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

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  Disc Wheel Hubs.  We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety. These hubs have been mandated for all new trucks with air brakes since March 1997 and all new commercial trailers with air brakes since March 1998.

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  Spoke Wheels.  Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy- and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

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  Disc Brake Rotors.  We have become one of the leaders in the development of durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We were the first manufacturer to introduce ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

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  Automatic Slack Adjusters.  Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance. Automatic slack adjusters were mandated for all new trucks in the United States beginning in 1994 and in Mexico since January 1, 2004.

  Truck Body and Chassis Parts (approximately 11.0% of 2003 pro forma net sales)

        We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing and the kitting and assembly of exhaust systems.

        We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

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  Bumpers.  We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

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  Fuel Tanks.  We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

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  Bus Components and Chassis Assembly.  We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

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  Battery Boxes and Toolboxes.  We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

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  Front-End Crossmembers.  We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

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  Muffler Assemblies.  We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

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  Crown Assemblies and Components.  We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

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  Other Products.  We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbelly brackets, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies and various other components.

  Seating Assemblies (approximately 5.4% of 2003 pro forma net sales)

        Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket and school and transit buses. All major North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

        Seating assemblies are primarily differentiated on comfort, price and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

        We have invested significantly to maintain our position as one of the leaders in the development of innovative seating assemblies. Our new "C-Series" product line began production in the third quarter of 2004. This next-generation seat features many new benefits, including modular assembly, seat pan extension and a wider, more stable suspension. In 1999, we introduced a new "Wide Ride" seat concept in response to customer demand for a wider, more comfortable product, and in 2001 we introduced the "Liberty Series" focused on the aftermarket.

        Our current line of seats is the "T-Series," which offers a number of different styles based on back height, weight, number of armrests, color, ability to adjust height and tilt and suspension system. In addition to the T-Series, we have also developed a mechanical seat under the Viking name, designed for construction equipment and rugged applications, as well as a seat designed for short runs on quick deliveries under the Baja name.

  Other Components (approximately 13.6% of 2003 pro forma net sales)

        We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

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  Military wheels.  We recently began producing steel wheels for military applications under the Accuride brand name. In addition, we are developing aluminum wheels for future applications to reduce vehicle weight.

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  Steerable Drive Axles and Gear Boxes.  We are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.

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  Transmission and Engine-Related Components.  We are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.

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  Industrial Components.  We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.

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  Non-Powered Farm Equipment.  We also design, manufacture and market a leading line of farm equipment and lawn and garden products for the "behind-the-tractor" market, including pulverizers, seeders, mulchers, deep tillers, grass feeders and cultivators under the Brillion brand name.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market positions and will enable us to continue to improve our profitability and cash flows:

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  Leading Market Positions.  We are among North America's largest companies serving the heavy-duty and medium-duty OEMs and related aftermarkets, supplying a broad range of commercial vehicle components. We have leading market positions in heavy-duty steel wheels, in which we believe we have approximately an 87% market share (an increase from approximately a 77% market share in 1998), and in heavy-duty aluminum wheels, in which we believe we have approximately a 48% market share (an increase from approximately a 24% market share in 1998). The TTI merger expands our range of products and further solidifies our strong customer base by combining both companies' long-standing relationships with important OEMs. The TTI merger gives us market leadership positions across a broader spectrum of truck components, including approximately a 55% market share in brake drums and approximately a 37% market share in disc wheel hubs. We expect to benefit from the combined businesses' broad product portfolio, established brand names and dedicated sales force, all of which we believe will help us to maintain and improve our strong market position by enhancing our ability to cross-sell products, increase our content per vehicle and market ourselves as a broad-based provider of commercial vehicle components to our customers. Based on internal market data, we believe that we have a number one or number two market position with respect to the following products:

Market Position in Key Products

Product Line	Brand	Rank
Steel Wheels	Accuride	#1
Brake Drums	Gunite	#1
Disc Wheel Hubs	Gunite	#1
Spoke Wheels	Gunite	#1
Metal Grill and Crown Assemblies	Imperial	#1
Chrome Plating and Polishing	Imperial	#1
Forged Aluminum Wheels	Accuride	#2
Metal Bumpers	Imperial	#2
Fuel Tanks	Imperial	#2
Seating Assemblies	Bostrom	#2
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  Significant and Increasing Profitability through Operational Excellence.  Over the past three years, we have significantly reduced our overall cost structure by rationalizing facilities, investing in increased automation and developing proprietary manufacturing processes. Additionally, our management team has aggressively implemented a management system and organization-wide culture focused on continuous operational improvement. This system tracks operating metrics on a weekly and monthly basis and performance is tied to employees' annual compensation. This ongoing program is designed to improve productivity, increase both quality and customer satisfaction and lower our cost base. These cost reduction efforts, in addition to the overall improvement in volume, have resulted in higher margins and profitability. We expect continued margin improvement as the benefits of improving market demand and a lower fixed cost base are more fully realized. Furthermore, the combination of Accuride and TTI provides the opportunity to create meaningful synergies in terms of rationalizing existing costs. We believe that combining the businesses will allow us to eliminate redundant corporate overhead expenses and reduce other costs through the consolidation of purchasing, research and development, information technology and sales and distribution.

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  Diversified Business.  We believe that our product portfolio is one of the broadest in the North American commercial vehicle parts industry and provides us with a competitive advantage because it allows us to meet more of our customers' demands as they increasingly outsource production and seek to streamline their supplier base. Our diversification also enables us to capitalize on the growth in our different end markets and enhances our recognition and reputation with our customer base. The following table describes our approximate 2003 pro forma net sales by product, end market and customer:

2003 Pro Forma Net Sales Breakdown

By Product	By End Market	By Customer

Source: Management estimates.

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  Strong, Long-Term Customer Relationships.  We have successfully developed strong relationships with all of the primary North American commercial vehicle OEMs by offering a broad range of high quality products through targeted sales and marketing efforts. We have a dedicated sales force located near major customers such as Freightliner, PACCAR and International with additional field personnel positioned throughout North America to service other OEMs, independent distributors and trucking fleets. In addition, our research and development department works closely with customer engineering groups on technology development teams that develop new proprietary products and improve existing products and manufacturing processes. Our strong customer relationships are reflected in the fact that for over ten years our products have been standard equipment at virtually all North American heavy- and medium-duty truck OEMs. Accuride and TTI manufacture and sell products that target the same end customers and in some cases are sold to the same buying representatives at the commercial vehicle OEMs that we serve. Combining TTI's product lines with Accuride's allows our customers to acquire a greater number of critical components from a single source.

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  Significant and Growing Aftermarket Presence.  The aftermarket represents a stable, recurring and higher margin portion of our business. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9%. We believe that our increased penetration is a direct result of our focus on the aftermarket. Furthermore, we believe that the TTI merger will widen our sales channels, particularly in the aftermarket where TTI has a strong presence that will provide us with a broader distribution network to reach more customers.

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  Significant Barriers to Entry.  Our businesses have considerable barriers to entry, including the following: (1) significant capital investment and research and development requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs for OEMs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM volume demand and (5) strong name-brand recognition. Competition from non-U.S. manufacturers is relatively limited in the markets in which we compete due to factors including high shipping costs, customer concerns about quality given the safety aspect of many of our products, the need to be responsive to order changes on short notice, unique North American design requirements and the small labor component to most products.

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  State-of-the-Art Manufacturing Facilities.  Since 1999, we have invested over $200 million to expand, improve and optimize our facilities, including the wide use of robotics and increased automation. These investments have significantly lowered overall labor costs. Our state-of-the-art facilities have available capacity to meet projected demand for the vast majority of our products and require only modest capital expenditures to increase capacity selectively and lower overall manufacturing costs. Our facilities are strategically located within relative proximity of many of our customers, facilitating more effective and efficient customer service and lowering customer freight charges.

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  Proven Management Team.  With an average of over 25 years of experience in heavy manufacturing and the commercial vehicle market, our management team is highly experienced and well respected in the industry. The expertise and strength of our management team has resulted in tangible successes in increasing market share and margins, rationalizing costs, managing working capital and developing our strong market presence and reputation as an industry leader. Most recently, our management team successfully led us through an industry downturn and implemented significant operational improvements.

Strategy

        We believe that our strong competitive position, in combination with the cost reduction initiatives that we have implemented since 1999, will enable us to benefit significantly from the anticipated growth in the North American heavy-duty truck market through increased sales and profitability. Specifically, key investments in our operations and increased capacity in addition to reduced headcount, improvement in manufacturing efficiencies and consolidation of manufacturing facilities have strengthened our competitive position. Accordingly, we believe that as truck build rates increase, we are well positioned to generate profits and margins that will compare favorably to those achieved at similar build rates during the last industry growth period. We are committed to enhancing our sales, profitability and cash flows through the following strategies:

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  Focus on Operational Excellence and Efficiency.  We believe that we have a highly competitive cost structure compared with our competitors. Over the past several years, we have reduced our fixed costs and increased our operating efficiencies, resulting in a low fixed-cost structure. We have streamlined operations through reduced headcount, the addition of more efficient manufacturing capabilities and the consolidation and integration of some of our manufacturing plants. As a result, we have maintained our gross profit margin over the past three years despite an industry wide 30% reduction in heavy-duty truck builds from 252,006 units in 2000 to 176,774 units in 2003. Improvements in efficiencies have increased our manufacturing capacity, positioning us more favorably than in the past to meet the projected growth in North American demand for trucks. In 2004, we experienced an increase in raw material costs. To reduce our exposure to future cost increases, we have implemented a combination of price increases and surcharges.

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  Enhance Market Position through Organic Growth and Revenue Synergies.  We have a multi-pronged growth strategy that includes initiatives to continue to increase market share, add new products and increase customer penetration. In addition, as a result of the TTI merger and our increased product offering, we believe that there is an opportunity to cross-sell the products offered under each of our brand names and increase our market position in complementary heavy- and medium-duty truck components. Examples include increasing our aftermarket sales through the use of TTI's large and established distribution network, leveraging Accuride's long-standing truck and commercial trailer fleet relationships for TTI's products, expanding opportunities in the military market for TTI products, combining and enhancing product development functions and using Accuride's Monterrey, Mexico facility to establish our Imperial brand name in Mexico.

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  Realize Cost Synergies from TTI Merger.  The combination of Accuride and TTI provides the opportunity to create substantial synergies in terms of rationalizing existing costs, eliminating redundant corporate overhead expenses and reducing other costs through the consolidation of purchasing, research and development, information technology and sales and distribution functions. We intend to build on the success of our past cost improvement initiatives to further improve margins.

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  Increase Products under Standard Supplier Arrangements.  We provide standard content to a majority of truck platforms at each of PACCAR, Freightliner, International and Volvo/Mack. We continue to focus on these relationships in order to become the standard supplier for additional truck platforms. We believe that we have significant opportunities to increase the number of platforms on which we are the standard supplier as well as the number of products for which we are the sole-source supplier. We also expect that an increase in our standard supplier positions will contribute to the continued growth of our aftermarket business.

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  Build Upon Our Market Leading Product Portfolio.  As a result of the TTI merger, we believe that we have a market-leading portfolio of products targeting the commercial vehicle market. We intend to continue strengthening and expanding our product portfolio to further solidify our position as a leading supplier of commercial vehicle components. We expect to develop the portfolio through both internal product development efforts and through select acquisitions of strategic products. We have a market-driven approach to product development, leveraging our close relationships with commercial vehicle OEMs to quickly assess and react to market demand. We believe that we have a strong track record of initiating product improvements and designing customer-oriented solutions. Additionally, while our near-term focus will be on the successful integration of TTI, we will also continue to identify and pursue, where strategically and financially prudent, select acquisitions that complement our existing portfolio.

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  Expand Truck Aftermarket Penetration.  Our success in growing our aftermarket business has led to a large installed base for our products and increased use of our replacement parts. Over the last two fiscal years, our pro forma aftermarket sales have grown at an annualized rate of 5.9%. We intend to continue our focus on increasing penetration in the aftermarket. We believe that our aftermarket opportunities will be somewhat insulated from any fluctuation in new truck production due to the record number of trucks produced in the past decade and our leading OEM market share positions.

Customers

        We market our components to more than 1,000 customers, including most of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors and aftermarket buying groups. Our largest customers are PACCAR, Freightliner, International and Volvo/ Mack, which combined accounted for 52.1% of our pro forma net sales in 2003. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio and our continued innovation.

Sales and Marketing

        We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has sales and marketing personnel who, together with sales engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

        We also have fleet sales coverage focused on our wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create "pull-through" demand for our products. This effort is intended to help convince the truck OEMs to designate our products as standard equipment and to create sales by encouraging fleets to specify our products on the trucks that they purchase, even if our product is not standard equipment.

        In addition, we have an aftermarket sales coverage for our various products, particularly wheels, wheel-ends and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups. The size and effectiveness of this sales coverage has increased in recent years and has contributed to our growth in aftermarket sales.

Manufacturing

        We operate 17 manufacturing facilities, which are characterized by advanced manufacturing capabilities and six just-in-time sequencing facilities in North America. Our U.S. manufacturing operations are located in Alabama, California, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin. In addition, we have manufacturing facilities in Canada and Mexico. These facilities are strategically located to meet our manufacturing needs and the demands of our customers. In particular, in our wheel-end and assembly market, we believe that our highly-integrated manufacturing operations provide us with a competitive advantage, as we are able to combine our high quality castings from our facilities in Brillion, Wisconsin and Rockford, Illinois with our machining, assembly, welding and painting operations in Elkhart, Indiana.

        All of our significant operations are QS-9000 certified, which means that they comply with certain quality assurance standards for truck components suppliers. We believe our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR's Preferred Supplier award and Freightliner's Masters of Quality award.

Properties

        The table below sets forth certain information regarding our material owned and leased properties. We believe these properties are suitable and adequate for our business.

Facility Overview

Location	Business function	Brands Manufactured	Owned/ Leased	Size (sq. feet)
Evansville, IN	Corporate Headquarters	Corporate	Leased	37,229
London, Ontario, Canada	Heavy/Medium Steel Wheels, Light Truck Steel Wheels	Accuride	Owned	536,259
Henderson, KY	Heavy/Medium Steel Wheels, R&D	Accuride	Owned	364,365
Monterrey, Mexico	Heavy/Medium Steel Wheels, Light Truck Wheels	Accuride	Owned	262,000
Erie, PA	Forging and Machining—Aluminum Wheels	Accuride	Leased	421,229
Cuyahoga Falls, OH	Machining and Polishing—Aluminum Wheels	Accuride	Leased	131,700
Taylor, MI	Warehouse	Accuride	Leased	75,000
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling—Hub, Drums and Rotors	Gunite	Owned	258,000
Elkhart, IN	Machining and Assembling—Automatic Slack Adjusters	Gunite	Leased	37,000
Bristol, IN	Warehouse	Gunite	Leased	108,000
Brillion, WI	Molding, Finishing, Farm Equipment, Administrative Office	Brillion	Owned	593,200
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned/ Leased	116,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Owned(a)	200,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(a)
This property is a leased facility for which we have an option to buy at any time for a nominal price.

Competition

        We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, breadth of product line, delivery and service.

        The competitive landscape for each of our brands is unique. Our primary competitors in the wheel markets include Alcoa Inc., ArvinMeritor, Inc. and Hayes Lemmerz International, Inc. The competition in the wheel-ends and assemblies markets for heavy-duty trucks and commercial trailers is ArvinMeritor, Consolidated Metco Inc., Hayes Lemmerz and Webb Wheel Products Inc. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a very limited number of competitors, with National Seating Company as our main competitor. Our major competitors in the industrial components market include 10 to 12 foundries operating in the Midwest and Southern regions of the United States.

Raw Materials and Suppliers

        We typically purchase steel for our wheel products from a number of different suppliers by negotiating high-volume contracts with terms ranging from one to three years. While we believe that our supply contracts can be renewed on acceptable terms, we cannot assure you that such agreements can be renewed on such terms or at all. However, we do not believe that we are overly dependent on long-term supply contracts for our steel requirements as we have alternative sources available if need requires. Furthermore, it should be understood that the domestic steel industry is subject to major restructuring and is poorly positioned, due to a lack of raw materials, to respond to major volume increases. This may result in occasional industry allocations and surcharges.

        We obtain aluminum for our wheel products through third-party suppliers. We believe that aluminum is readily available from a variety of sources. Aluminum prices have been volatile, however, and we have price agreements with our current supplier to minimize the impact of these changes.

        Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. We do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, and do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. A portion of increases in steel scrap prices for our wheel-ends and industrial components is passed through to most of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a monthly or quarterly basis. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

        The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Price increases for these raw materials are passed through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

Employees and Labor Unions

        As of December 31, 2004, we had approximately 4,800 employees, of which 995 were salaried employees with the remainder paid hourly. Approximately 2,300 employees, or 48% of the total, are represented by unions. We have collective bargaining agreements with several unions, including (1) the United Autoworkers, (2) the International Brotherhood of Teamsters, (3) the Paper, Allied-Industrial, Chemical & Energy Workers International Union, (4) the International Association of Machinists and Aerospace Workers, (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon. In June 2004, employees at our Cuyahoga Falls, Ohio facility elected to be represented by the United Auto Workers. We are currently in negotiations of the initial contract and there are several unfair labor practice charges pending against us in connection with that organizing activity.

        Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years. With the exception of our union contract with our hourly employees at our Monterrey, Mexico facility, which expires on an annual basis unless otherwise renewed, we do not have a union contract expiring before April 2005, at which time our union contract with the United Autoworkers covering hourly employees at our Rockford, Illinois facility will expire.

Intellectual Property

        We believe that our trademarks, patents, copyrights and other proprietary rights are important to our business. We have numerous trademarks, patents and copyrights in the United States and in certain foreign countries. We are not aware of any current or pending suits in connection with any of our trademarks, patents or copyrights.

Environmental Matters

        Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties, or PRPs, under CERCLA or state laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

        As of December 31, 2003, we had an environmental reserve of approximately $3.0 million, related primarily to our foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. We cannot assure you, however, that the indemnitor will fulfill its obligations, and the failure to do so could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

        As part of an initiative regarding compliance in the foundry industry, the EPA conducted an environmental multimedia inspection at Gunite's Rockford, Illinois plant in September and October 2003. To date, Gunite has not received any written report or notice from the EPA regarding the multimedia inspection.

        The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $5 million in total during the period 2005 through 2007.

Legal Proceedings

        We are involved in a variety of legal proceedings, including worker's compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes and product liability claims arising out of the conduct of our businesses. In our opinion, the ultimate outcome of these legal proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our directors and executive officers, including directors and executive officers that will join us upon consummation of the Transactions, including their respective ages as of December 31, 2004. Immediately following the effective time of the TTI merger, KKR and Trimaran will have the right to appoint four and three members, respectively, to our board.

Name	Age	Position(s)
Terrence J. Keating	55	Director, President and Chief Executive Officer
Andrew M. Weller(1),(2)	58	Director, Executive Vice President/TTI Operations & Integration
John R. Murphy	54	Executive Vice President/Finance and Chief Financial Officer
David K. Armstrong	48	Senior Vice President/General Counsel and Corporate Secretary
James D. Cirar(1)	58	Senior Vice President/Gunite and Brillion Operations
Elizabeth I. Hamme	54	Senior Vice President/Human Resources
Henry L. Taylor	50	Senior Vice President/Sales and Marketing
James H. Greene, Jr.	54	Director
Todd A. Fisher	39	Director
Frederick M. Goltz	33	Director
Jay R. Bloom(2)	49	Director
Mark D. Dalton(2)	43	Director

(1)
To become an executive officer of Accuride effective upon the consummation of the TTI merger. |

(2)
To become a member of the Accuride board effective upon the consummation of the TTI merger.

        Terrence J. Keating has served as Chief Executive Officer, President and a director of the Company since May 2002. He began his career with us in December 1996 and has formerly served as Vice President/Operations and Senior Vice President and General Manager/Wheels. Mr. Keating holds a B.S. in Mechanical Engineering Technology from Purdue University and an M.B.A. in Operations from Indiana University.

        Andrew M. Weller will join us as Executive Vice President/TTI Operations & Integration and as a director following the closing of the TTI merger. Mr. Weller served as President and Chief Operating Officer of TTI from January 2000 to August 2004 and has served as TTI's President and Chief Executive Officer since August 2004. Mr. Weller has also served as a director of TTI since September 1994 and will continue in this capacity through the closing of the TTI merger. He formerly served as Executive Vice President and Chief Financial Officer of TTI from September 1994 to January 2000. Mr. Weller has also been Senior Managing Director of, and a partner in, TMB Industries since September 1994.

        John R. Murphy has served as Executive Vice President/Finance and Chief Financial Officer of the Company since March 1998. Mr. Murphy also serves as a director of O'Reilly Automotive, Inc., where he is the Chairman of its audit committee and a member of the governance/nominating committee. Mr. Murphy holds a B.S. in Accounting from the Pennsylvania State University and an M.B.A. from the University of Colorado.

        James D. Cirar will join us as Senior Vice President/Gunite and Brillion Operations following the closing of the TTI merger. Mr. Cirar has served as a director of TTI since January 2000. Since January 2001, he has served as an Executive Vice President of TTI and as the President and Chief Executive Officer of TTI's Foundry Group. From January 2000 through December 2000, Mr. Cirar served as a Senior Vice President of TTI and as the President and Chief Executive Officer of Gunite Corporation. Mr. Cirar was Chairman of Johnstown America Corporation and Freight Car Services, Inc. from September 1998 to June 1999 and Senior Vice President of Johnstown America Industries, Inc. from July 1997 to June 1999. Mr. Cirar is also a director of FreightCar America, Inc..

        David K. Armstrong has served as Senior Vice President/General Counsel and Corporate Secretary for the Company since October 1998. Mr. Armstrong holds a B.S. and MAcc in Accounting and a Juris Doctorate, all from Brigham Young University.

        Elizabeth I. Hamme has served as Senior Vice President/Human Resources since February 1995. Ms. Hamme holds a B.A. in Political Science and an M.A. in Adult Education from George Washington University.

        Henry L. Taylor has served as Senior Vice President/Sales and Marketing since July 2002. He formerly served as Vice President/Marketing from April 1996 to June 2002. Mr. Taylor holds a B.S. in Marketing and Management from the University of Nevada, Reno and has completed graduate courses in business at the University of Nevada, Reno, St. Louis University and Case Western University.

        James H. Greene, Jr. has been a director since January 1998. He has been a member of KKR & Co., L.L.C., the limited liability company which serves as the general partner to KKR, since January 1996. He is also a director of Alliance Imaging, Inc., Owens-Illinois, Inc., Shoppers Drug Mart Corporation, and Zhone Technologies, Inc.

        Todd A. Fisher has been a director since January 1998. He has been a member of KKR & Co., L.L.C. since January 2001 and was an executive of KKR from June 1993 to December 2000. Mr. Fisher is also a director of Alea Group Holding Ltd., BRW-Parent of Bristol West Holdings, Inc., Rockwood Specialties, Inc. and Vendex KBB N.V.

        Frederick M. Goltz has been a director since June 1999. He has been an executive of KKR since March 1995, with the exception of the period from July 1997 to July 1998 during which time he earned an MBA at INSEAD. Mr. Goltz is also a director of Texas Genco LLC.

        Jay R. Bloom will become a director upon the closing of the TTI merger. From March 2000 to the closing of the TTI merger, Mr. Bloom served as a director of TTI. Mr. Bloom is a founder, and has served as a managing partner, of Trimaran Fund Management, L.L.C since February 1999. Mr. Bloom has also served as a managing director and vice chairman of CIBC World Markets Corp. since August 1995, and as co-head of the CIBC Argosy Merchant Banking Funds since August 1995. Mr. Bloom is also a director of Educational Services of America, Inc., Norcross Safety Product L.L.C., FreightCar America, Inc., Norcraft Companies, L.P. and NSP Holdings, LLC. Mr. Bloom currently serves as a member of the Cornell University's Undergraduate Business Program Advisory Counsel, Performance Measures Task Force, Johnson Graduate School of Management Advisory Counsel and the Cornell University Council.

        Mark D. Dalton will become a director upon the closing of the TTI merger. From March 2000 to the closing of the TTI merger, Mr. Dalton served as a director of TTI. Mr. Dalton has served as a managing director of Trimaran Fund Management, L.L.C since August 2001. From December 1996 to August 2001, Mr. Dalton served as a managing director in the Leveraged Finance Group of CIBC World Markets Corp. Mr. Dalton is also a director of FreightCar America, Inc.

Composition of the Board of Directors after the Offering

        Upon the consummation of this offering our board of directors will consist of seven members. The rules of the New York Stock Exchange require that a majority of our board of directors qualify as "independent" according to the rules and regulations of the SEC and the New York Stock Exchange no later than the first anniversary of the closing. We intend to comply with these requirements.

  Classified Board

        Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the bylaws. Our certificate of incorporation and the bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, and that upon completion of this offering our board will initially consist of seven directors.

        Upon completion of this offering, our board of directors will be divided into three classes as follows:

  •
  Class I consisting of                        , whose terms will expire at our annual meeting of stockholders to be held in 2005;

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  Class II consisting of                        , whose terms will expire at our annual meeting of stockholders to be held in 2006; and

  •
  Class III consisting of                        , whose terms will expire at our annual meeting of stockholders to be held in 2007.

Committees of the Board of Directors

        Our board of directors currently has an audit committee and a compensation committee. Upon the consummation of the offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

  Audit Committee

        The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures, risk assessment procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Greene, Fisher and Goltz. The composition of the audit committee will be required to comply with the independence requirements of the SEC and the New York Stock Exchange, including the designation of an "audit committee financial expert." Immediately following the consummation of the offering, the audit committee is expected to consist of                        whom we will designate as the audit committee financial expert and chairman,                         and                         . The composition of the audit committee will comply with SEC and New York Stock Exchange requirements. Our board of directors will adopt a written charter for our audit committee, which will be posted on our website.

  Compensation Committee

        The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Greene, Fisher and Goltz, with Mr. Greene as Chairman. Each member of the compensation committee is a "non-employee" director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. Immediately following the consummation of the offering, the compensation committee is expected to consist of three members. Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee of our board of directors will, subject to the terms of our stockholders' agreement, identify individuals qualified to become board members and recommend candidates for election to the board of directors, and consider and make recommendations to the board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members. The nominating and corporate governance committee will also monitor our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance. Immediately following consummation of the offering, the nominating and corporate governance committee is expected to consist of three members. The composition of the nominating and corporate committee will comply with SEC and New York Stock Exchange requirements. Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will be posted on our website.

  Compensation Committee Interlocks and Insider Participation

        Messrs. Greene, Fisher, and Goltz, with Mr. Greene as Chairman, serve as the members of the compensation committee. Messrs. Greene and Fisher are members of KKR 1996 GP L.L.C., which beneficially owns approximately 52.3% of our outstanding common stock, and members of KKR & Co., L.L.C., which serves as general partner of KKR. Mr. Goltz is an executive of KKR & Co., L.L.C. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

        We have adopted a written code of conduct that is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct;

  •
  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

  •
  compliance with applicable laws, rules and regulations, including insider trading compliance; and

  •
  accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

        The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it considers required or appropriate. Our code of ethics will be posted on our website.

Director Compensation

        Directors employed by us do not receive any separate compensation for services performed as a director. Those directors not otherwise employed by us currently receive a $30,000 annual retainer. There is no separate compensation for service on the compensation or audit committees. We reimburse directors for expenses incurred in connection with attendance at board or committee meetings.

Executive Compensation

        The following table sets forth the cash and non-cash compensation for services in all capacities to us for 2001, 2002 and 2003 of (1) our Chief Executive Officer and (2) our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of December 31, 2004. We refer to these officers as the "named executive officers."

Summary Compensation Table

Long Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation (a)		Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation (b)
Terrence J. Keating(a) (President and Chief Executive Officer)	2004 2003 2002	$ $ $	365,137 330,000 282,920	$ $ $	289,988 352,249 139,432	$ $ $	26,232 10,066 11,940	— — —	30 — 318	— — —	$ $ $	300,000 119,423 74,907
John R. Murphy (Executive Vice President/Finance & CFO)	2004 2003 2002	$ $ $	296,480 283,500 275,625	$ $ $	248,642 374,092 267,300	$ $ $	16,992 9,499 10,111	— — —	25 — 203	— — —	$ $ $	337,817 120,769 91,312
David K. Armstrong (Senior Vice President/General Counsel)	2004 2003 2002	$ $ $	209,885 200,700 193,700	$ $ $	119,035 176,556 124,542	$ $ $	14,446 9,588 13,764	— — —	20 — 134	— — —	$ $ $	94,697 53,769 44,492
Elizabeth I. Hamme (Senior Vice President/Human Resources)	2004 2003 2002	$ $ $	187,355 179,160 172,965	$ $ $	106,260 157,607 111,236	$ $ $	9,603 9,479 10,252	— — —	20 — 134	— — —	$ $ $	190,715 52,930 36,682
Henry L. Taylor (Senior Vice President/Sales and Marketing)	2004 2003 2002	$ $ $	177,850 170,040 160,860	$ $ $	101,039 128,925 79,751	$ $ $	10,924 9,391 8,919	— — —	20 — 134	— — —	$ $ $	48,530 44,416 9,752

(a)
Compensation includes financial planning service fees, vacation sold, overseas travel incentive, and gross-ups on financial planning and gift certificate as follows:

	Year	Financial Planning Service Fees Plus Gross-up		Vacation Sold	Gift Certificate/ Award Plus Gross-up		Overseas Travel Incentive
Mr. Keating	2004 2003 2002	$ $ $	9,478 10,030 10,111	$16,754 — —	$	— 36 —	$	— 1,829
Mr. Murphy	2004 2003 2002	$ $ $	9,478 9,355 10,111	$7,442 — —	$ $	71 144 —		— — —
Mr. Armstrong	2004 2003 2002	$ $ $	9,531 9,443 10,215	$4,863 — —	$ $ $	72 145 37	$	— — 3,512
Ms. Hamme	2004 2003 2002	$ $ $	9,531 9,443 10,215	— — —	$ $ $	72 36 37		— — —
Mr. Taylor	2004 2003 2002	$ $ $	9,478 9,355 8,882	1,374 — —	$ $ $	72 36 37		— — —

(b)
Compensation includes contributions made by the Company to the employees' non-qualified retirement plans, qualified savings plan (company match and/or profit sharing), the Executive Life Insurance Plan (which provides employees with a bonus to pay for a universal life insurance policy that is fully owned by the employee), personal excess umbrella insurance coverage and gross-ups as set forth below:

	Year	Non-Qualified Retirement Plans Plus Gross-Up		Company Match & Profit Sharing		ELIP Premiums Plus Gross-up		Umbrella Insurance Premium Plus Gross-up		Distribution Upon Termination of Supplemental Savings Plan
Mr. Keating	2004 2003 2002	$ $ $	78,427 69,017 35,689	$ $ $	20,493 25,681 5,000	$ $ $	43,653 22,607 32,277	$ $ $	2,297 2,118 1,941	$155,130 — —
Mr. Murphy	2004 2003 2002	$ $ $	48,119 63,728 52,695	$ $ $	18,328 25,148 5,000	$ $ $	29,775 29,775 29,775	$ $ $	2,297 2,118 3,842	$239,298 — —
Mr. Armstrong	2004 2003 2002	$ $ $	12,918 17,969 15,008	$ $ $	14,012 19,383 4,615	$ $ $	15,000 15,000 14,654	$ $ $	1,446 1,417 10,215	$51,321 — —
Ms. Hamme	2004 2003 2002	$ $ $	10,252 15,823 12,214	$ $ $	12,886 17,069 4,324	$ $ $	18,621 18,621 18,203	$ $ $	1,446 1,417 1,941	$147,510 — —
Mr. Taylor	2004 2003 2002	$ $ $	8,487 9,946 5,108	$ $ $	12,848 16,058 3,490	$ $	17,005 17,005 —	$ $ $	1,436 1,407 1,154	$8,754 — —

Options/Option Exercises/SARs/Restricted Stock

        The following table gives information for options exercised by each of the named executive officers in 2004 and the value (stock price less exercise price) of the remaining options held by those executive officers at year end, using management's estimate of the common stock value on December 31, 2004:

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(a)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terrence Keating	0	$0	306.0	106.0	—	—
John R. Murphy	0	$0	289.9	78.2	—	—
David K. Armstrong	0	$0	165.5	52.5	—	—
Elizabeth I. Hamme	0	$0	165.5	52.5	—	—
Henry L. Taylor	0	$0	165.5	52.5	—	—

Pension Plan Disclosure

        The Accuride Cash Balance Pension Plan, which we refer to as the Retirement Plan, covers certain employees of the Company. Under the Retirement Plan, each participant has a "cash balance account" which is established for bookkeeping purposes only. Each year, each participant's cash balance account is credited with a percentage of the participant's earnings (as defined in the Retirement Plan). The percentage ranges from 2% to 11.5%, depending on the participant's age, years of service and date of participation in the Retirement Plan. If a participant has excess earnings above the Social Security taxable wage base, then an additional 2% of the excess earnings amount is credited to the participant's account. Participants' accounts also are credited with interest each year, based upon the rates payable on certain U.S. Treasury debt instruments. Employees first becoming participants after January 1, 1998 also receive an additional credit for their first year of service.

        A participant's benefit at normal retirement age, if calculated as a lump sum payment, equals the balance of his or her cash balance account. The actuarial equivalent of the account balance also can be paid as a single life annuity, a qualified joint and survivor annuity, or an alternative form of payment allowed under the Retirement Plan.

        The estimated annual benefits payable upon retirement at normal retirement age (assuming continued compensation at the present amounts until normal retirement age, crediting of interest at a 6% rate and disregarding future cost-of-living increases in the Social Security wage base and qualified plan compensation and benefit limits), for each of the following named executive officers are:

Terrence J. Keating	$44,000
John R. Murphy	$44,300
David K. Armstrong	$66,000
Elizabeth I. Hamme	$44,800
Henry L. Taylor	$56,700

Equity Incentive Plans

        In connection with this offering, we will be adopting an Equity Incentive Plan, which we refer to as the Incentive Plan. Upon adoption of the Incentive Plan no further options will be granted under our current 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, which we refer to as the 1998 Plan. On December 31, 2004, 2,410.2 options to purchase shares or our common stock remained outstanding under the 1998 Plan.

        Prior to the consummation of this offering, our board of directors and stockholders will approve the Incentive Plan. Once approved, the Incentive Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan will provide for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to our employees, consultants and directors.

  Share Reserve

        The Incentive Plan will reserve for issuance upon grant or exercise of Awards up to                         shares of our common stock. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than             shares may be granted pursuant to Awards which are intended to be performance based compensation within the meaning of Code Section 162(m) to any one participant in a 12 month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan and shares and option prices subject to awards outstanding under the Incentive Plan will be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions of our assets. As of the date hereof, no shares of common stock or Awards have been granted under the Incentive Plan.

        Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option or other Award may be available for future grants of Awards under the Incentive Plan. In addition, shares subject to stock Awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new

Awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

  Administration

        Generally, the compensation committee of our board of directors will administer the Incentive Plan. However, with respect to Awards made to our non-employee directors or to individuals subject to Section 16 of the Securities Exchange Act of 1934, as amended, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, has the authority to

  •
  select the individuals who will receive Awards;

  •
  determine the type or types of Awards to be granted;

  •
  determine the number of Awards to be granted and the number of shares to which the Award relates;

  •
  determine the terms and conditions of any Award, including the exercise price and vesting;

  •
  determine the terms of settlement of any Award;

  •
  prescribe the form of Award agreement;

  •
  establish, adopt or revise rules for administration of the Incentive Plan;

  •
  interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

  •
  make all other decisions and determinations as may be necessary to administer the Incentive Plan.

        The compensation committee may delegate its authority to grant or amend Awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code or the officers to whom the authority to grant or amend Awards has been delegated.

        The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or the New York Stock Exchange rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

  Eligibility

        Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors and our consultants and advisors. However, options which are intended to qualify as ISOs may only be granted to employees.

  Awards

        The following will briefly describe the principal features of the various Awards that may be granted under the Incentive Plan.

        Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, shares of our common stock which have been held by the option holder for at least six months, other property with value equal to the exercise price, through a broker assisted cashless exercise or such other methods as the compensation committee may approve from time to time. The compensation committee may at any time substitute SARs for options granted under the Incentive Plan. Options may take two forms, nonstatutory stock options, or NSOs, and incentive stock options, or ISOs.

        NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs will also provide for exercise for a period of at least one year after the participant's death. NSOs may be granted at an exercise price that is less than the fair market value of our common stock on the date of grant, but not less than 85% of the fair market value on such date.

        ISOs will be designed to comply with the relevant provisions of the Code, including regulations promulgated thereunder, and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions ISOs must:

  •
  have an exercise price not less than the fair market value of our common stock on the date of grant or, if granted, to certain individuals who own or are deemed to own at least 10% of the total combined voting power of all of our classes of stock, or 10% stockholders, then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

  •
  be granted only to our employees and employees of our subsidiary corporations;

  •
  expire with a specified time following the option holders termination of employment;

  •
  be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

  •
  not be first exercisable for more than $100,000 worth, determined based on the exercise price.

        No ISO may be granted under the Incentive Plan after ten years from the date the Incentive Plan is approved by our stockholders.

        Restricted Stock.    A restricted stock award is the grant of shares of our common stock at a price determined by the compensation committee (which price may be zero), is nontransferable and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee will also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock and or receive dividends on such shares.

        Stock Appreciation Rights.    SARs provide for the payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other Awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in our common stock only.

        Restricted Stock Units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit we will deliver to the holder of the restricted stock unit, unrestricted shares of our common stock which will be freely transferable.

        Dividend Equivalents.    Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award) held by the participant.

        Performance Awards.    Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the Award is intended to meet the requirements of "qualified performance based compensation" and is therefore deductible under Section 162(m) of the Code, then the performance criteria on which the Award will be based will be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, return on assets (net or gross), return on stockholders' equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Stock Payments.    Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form of our common stock.

        Deferred Stock.    Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock also will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

  Changes in Control

        In connection with a change in control as defined in the Incentive Plan, the compensation committee may cause the Awards to terminate but will give the holder of the Awards the right to exercise their outstanding Awards or receive their other rights under the Awards outstanding for some period of time prior to the change in control, even though the Awards may not be exercisable or otherwise payable. All SARs will automatically terminate and be paid out in connection with a change in control. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock, restricted stock units and deferred stock will lapse.

  Adjustments upon Certain Events

        The number and kind of securities subject to an Award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations or other distributions (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events, the compensation committee may provide for (1) the termination of any Awards in exchange for cash equal to the amount the holder would otherwise be entitled if he or she had exercised the Award, (2) the full vesting, exercisability or payment of any Award, (3) the assumption of such Award by any successor, (4) the replacement of such Award with other rights or property, (5) the adjustment of the number, type of chares and/or the terms and conditions of the Awards which may be granted in the future or (6) the result that Awards cannot vest, be exercised or become payable after such event.

  Awards Not Transferable

        Generally the Awards may not be pledged, assigned or otherwise transferred other than by will or by laws of descent and distribution. The compensation committee may allow Awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder's family, charitable institutions or trusts for the benefit of family members. In addition, the compensation committee may allow Awards to be transferred to so-called "blind trusts" by a holder of an Award who is terminating employment in connection with the holder's service with the government or an educational or other non-profit institution.

  Miscellaneous

        As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any Award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the compensation committee to disapprove of such use.

        The Incentive Plan will expire and no further Awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

1998 Stock Purchase and Option Plan

        The 1998 Plan provides for the issuance of a maximum of 3,247 shares of common stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of, or by, us. The 1998 Plan is intended to assist us in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of our stockholders.

        Accuride's officers or full-time employees are eligible to be selected by the board's compensation committee to participate in the 1998 Plan. The 1998 Plan permits the compensation committee to grant shares of common stock in the form of either (1) "purchase shares," subject to conditions or restrictions on the participant's right to sell or transfer the shares, which we refer to as purchase stock, or (2) non-qualified stock options to purchase shares of common stock subject to conditions and limitations as established by the compensation committee. The 1998 Plan will expire 10 years after it was approved by our stockholders, unless sooner terminated by the board of directors. Any termination of the 1998 Plan will not affect the validity of any grants under the 1998 Plan outstanding on the date of the termination.

        The compensation committee administers the 1998 Plan, including, without limitation, the determination of the employees to whom grants under the plan will be made, the number of shares of common stock subject to each grant and the various terms of the grants, provided that neither the exercise price of an option nor the purchase price for purchase stock may be less than 50% of the market value of the common stock on the date of grant. The compensation committee may from time to time amend the terms of any grant under the 1998 Plan, but, except for adjustments made upon a change in the common stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control or similar event, such action will not adversely affect the rights of any participant under the 1998 Plan with respect to a grant under the plan without a participant's consent. The board of directors retains the right to amend, suspend or terminate the 1998 Plan.

Severance Agreements

        We have entered into severance agreements with certain senior management employees, including the named executive officers, pursuant to which in the event of any such employee's termination "without cause" or "for good reason" (as defined therein) we will pay such employee one year's base salary.

        In addition to the severance agreements described above, we have entered into change-in-control agreements with senior management employees, including the named executive officers, and certain other of our key executives. Under these agreements, each participating executive is entitled to severance benefits if his or her employment with us is terminated within 18 months of a change in control or partial change in control (each as defined in the agreement) either by the employee for good reason or by us for any reason other than cause, disability, normal retirement, or death. In the event of a covered termination, (1) severance benefits for Tier I (Messrs. Keating and Murphy) include a payment equal to 300% of the employee's salary at termination plus 300% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination, (2) severance benefits for Tier II (Messrs. Armstrong, Taylor and Ms. Hamme) include a payment equal to 200% of the employee's salary plus 200% of the greater of (i) the annualized incentive compensation the employee would be entitled to as of the date on which the change of control or partial change in control occurs or (ii) the average incentive compensation award over the three years prior to termination and (3) severance benefits for Tier III (other key executives) include a payment equal to 100% of the employee's salary. The agreements also provide for the continuance of certain other benefits, including reimbursement for forfeitures under qualified plans and health insurance coverage until the earlier of the employee becoming eligible for coverage by a subsequent employer or the expiration of 18 months from the date of termination. Any payment received under the change-in-control agreement will be reduced by the full amount of any payments to which the executive may be entitled due to termination pursuant to any other company severance policy.

Employment Agreements

        In connection with the TTI Merger, we will enter into employment agreements with Messrs. Weller and Cirar, which will have a one year term commencing on the date of the TTI merger. Mr. Weller will serve as Executive Vice President/TTI Operations & Integration with a base salary of $550,000, plus bonus, option grants and other benefits comparable to our other senior executives. Mr. Cirar will serve as Senior Vice President/Gunite & Brillion Operations with a base salary of $445,000, plus $45,000 bonus opportunity, option grants and other benefits comparable to our other senior executives. Both Messrs. Weller and Cirar may voluntarily terminate their employment for any reason, or no reason during the period from December 15, 2005 through January 15, 2006 and such termination will be treated as a termination for "good reason" for purposes of determining severance payments. If Mr. Weller's employment is terminated without cause or for "good reason" at any time prior to August 2, 2007, he will receive (1) a lump sum cash payment equal to two times the sum of his base salary and the greater of his target bonus under the Accuride annual incentive compensation plan, his target bonus in 2004 from TTI or the average bonus he received for each of 2002, 2003 and 2004 from TTI, (2) continuation of medical, dental, life and other employee welfare benefits for a period of three years and (3) continuation of all executive perquisites for a period of three years. Additionally, if Mr. Weller is terminated without cause or terminates for "good reason" (other than voluntarily during the period between December 15, 2005 and January 15, 2006), he, his spouse at such time and his dependents will be able to continue receiving benefits under Accuride's medical and dental plans without any cost for life. If Mr. Cirar's employment is terminated without cause or for "good reason" prior to August 2, 2007, he will receive (1) a lump sum cash payment of $1,772,000, (2) continuation of medical, dental, life and other employee welfare benefits for three years and (3) continuation of all executive perquisites for a period of three years. Both employment agreements contain three year post-employment non-compete and nonsolicitation provisions of either customers or employees for which Messrs. Weller and Cirar will receive a lump sum payment equal to their base salary.

Employee Equity Arrangements

        Pursuant to the 1998 Plan, we sold stock and issued options to selected employees, including certain named executive officers, which represent, in the aggregate, approximately 5.5% of our fully diluted common stock (of which the named executive officers held approximately 33%) as of December 31, 2004. In connection with such arrangements, we and each such employee entered into an Employee Stockholders' Agreement and a Stock Option Agreement. The Employee Stockholders' Agreement (1) places restrictions on each such employee's ability to transfer shares of purchase stock and common stock acquired upon exercise of the options granted under the 1998 Plan, including a right of first refusal in favor of us, (2) provides each such employee the right to participate pro rata in certain sales of common stock by Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C., or its affiliates and (3) provides Hubcap Acquisition and its affiliates the right to require each employee to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates. The Employee Stockholders' Agreement also grants (subsequent to an initial public offering of the common stock) piggyback registration rights to each employee pursuant to a registration rights agreement between Hubcap Acquisition and us. In addition, the Employee Stockholders' Agreement gives us the right to purchase shares and options held by each employee upon termination of employment for any reason and permits each employee to sell stock and options in the event of death, disability or retirement after turning 65 years of age.

Annual Incentive Compensation Plan

        Certain of our employees are eligible to earn bonus compensation pursuant to the terms of our Annual Incentive Compensation Plan, or AICP, based upon attainment of corporate, plant and/or individual performance goals. Target bonuses for senior executives range, depending on organizational level, from 50% to 75% of salary, with maximum bonuses ranging from 90% to 135% of salary. Bonuses are paid only if the threshold corporate target is met. Participants must be actively employed at the end of the fiscal year in order to be eligible for a bonus. If a participant dies, retires, becomes disabled or loses his or her job because of a reduction in force or as a result of a merger or sale, participants are eligible to receive a pro rata portion of their bonus.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of shares of our common stock:

          (1)   including the issuance of 16,522.19 shares (including 2,025.80 shares issuable upon the achievement of certain performance goals) of our common stock in connection with the TTI merger and immediately following the            split of our common stock that will occur immediately prior to the consummation of the offering, but before the sale of             shares of our common stock in the offering, and

          (2)   immediately following the transactions described above and the sale of            shares of our common stock in the offering,

        in each case, by:

  •
  each person, entity or group known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. More than one person may be considered to beneficially own the same shares. Percentage of beneficial ownership is based on 41,324.99 shares of common stock outstanding as of December 31, 2004 (including 16,522.19 shares issuable in connection with the TTI merger), immediately after giving effect to the stock split, and            shares of common stock outstanding after giving effect to the foregoing and the completion of this offering. Shares of our common stock subject to options which are currently exercisable within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

        As of the date of this prospectus, we had 71 holders of record of our common stock. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

	Shares Beneficially Owned prior to the Offering		Shares Offered in this Offering		Shares Beneficially Owned after the Offering and the Merger
Name and Address of Beneficial Owner
	Number	Percentage	Number	Percentage	Number	Percentage
KKR 1996 GP L.L.C.(1) c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street New York, New York 10019	21,600.00	52.3%			21,600.00
James H. Greene, Jr.(1)	—				—
Todd A. Fisher(1)	—				—
Frederick M. Goltz(1)	—				—
Entities affiliated with Trimaran Investments II, L.L.C.(2) c/o Trimaran Capital Partners 425 Lexington Avenue, 3rd Floor New York, New York 10017	11,744.79	28.4%			11,744.79
Jay R. Bloom.(2)(3)	—				—
Mark D. Dalton(2)(3)	—				—
RSTW Partners III, L.P.(4) 5847 San Felipe Houston, TX 77057	2,400.00	5.8%			2,400.00
Albion Alliance LLC(5)	2,327.87	5.6%			2,327.87
Caravelle Investment Fund, L.L.C.(6)	1,343.44	3.3%			1,343.44
Terrence J. Keating(7)	346.00	*			346.00
John R. Murphy(8)	359.90	*			359.90
David K. Armstrong(9)	205.50	*			205.50
Elizabeth I. Hamme(10)	205.50	*			205.50
Henry L. Taylor(11)	205.50	*			205.50
Andrew M. Weller(12)	126.22	*			126.22
James D. Cirar(13)	105.03	*			105.03
All current directors and executive officers as a group (12 persons)(14)	36,241.88	85.4%			36,241.88

*
Less than 1%.

(1)
Shares of common stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 Fund L.P. is one of two members of Hubcap Acquisition and owns more than a 95% equity interest in Hubcap Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Jr., Reinhard Gorenflos and Marc Lipschultz. Messrs. Greene and Fisher are members of our board of directors. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. Mr. Frederick M. Goltz is a member of our board of directors and is also an executive of KKR. Mr. Goltz disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates 1996 L.P.

(2)
Messrs. Bloom and Dalton are associated with Trimaran Fund Management L.L.C. and Trimaran Advisors L.L.C., which, immediately following the consummation of the offering, is expected to own            % of our common stock. Mr. Dalton disclaims any beneficial ownership of such common stock. Mr. Bloom is a managing member of Trimaran Fund Management L.L.C. and Trimaran Advisors L.L.C. which are the investment advisors to Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund II, L.P., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation, which hold 4,125.13, 266.35, 1,736.80, 2,686.80 and 2,930.43 shares of our common stock, respectively. As a result, Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by these entities. Mr. Bloom has investment and voting power with respect to shares owned by these entities but disclaims beneficial ownership of such shares except with respect to approximately 266.35 of the shares owned by Trimaran Capital, L.L.C. The number of shares of common stock beneficially owned by entities affiliated with Trimaran Capital Partners includes 1,364.67 shares of our common stock issuable upon achievement of certain performance goals in connection with the TTI merger.

(3)
Messrs. Bloom and Dalton are to become directors of the Accuride board effective upon the consummation of the TTI merger.

(4)
RSTW Management, L.P. is the sole general partner of RSTW Partners III, L.P.; Rice Mezzanine Corporation ("RMC") is the general partner of RSTW Management, L.P. RMC is a subchapter S-Corporation, the shareholders of which are Messrs. Don K. Rice, Jeffrey P. Sangalis, Jeffrey A. Toole and James P. Wilson. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by RSTW Partners III, L.P. Each of such individuals disclaims beneficial ownership.

(5)
Albion Alliance LLC has investment control over Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P. Albion Alliance Mezzanine Fund, L.P. beneficially owned 868.56 shares of our common stock (2.1%) before the offering and after giving effect to the TTI merger, including 136.45 shares of common stock issuable upon achievement of certain performance goals. Albion Alliance Mezzanine Fund II, L.P. beneficially owned 1,459.31 shares of our common stock (3.5%) before the offering and after giving effect to the TTI merger, including warrants to acquire 136.46 shares of common stock issuable upon achievement of certain performance goals. The address of Albion Alliance LLC is 1345 Avenue of the Americas-37th Floor, New York, NY 10105.

(6)
Caravelle Investment Fund, L.L.C. is an investment fund managed by Mr. Bloom and associates. As a managing member of Trimaran Advisors, L.L.C., the investment advisor to Caravelle Investment Fund, L.L.C., Mr. Bloom may be deemed to beneficially own all of the shares of common stock held directly or indirectly by Caravelle Investment Fund, L.L.C. Mr. Bloom has investment and voting power with respect to the shares owned by Caravelle Investment Fund, L.L.C. but disclaims beneficial ownership of such shares. The number of shares of common stock beneficially owned by Caravelle Investment Fund, L.L.C. includes 272.93 shares of our common stock issuable upon achievement of certain performance goals. The address of Caravelle Investment Fund, L.L.C. is 425 Lexington Avenue, New York, NY 10017.

(7)
Includes 60 shares, which are subject to an option to purchase such shares from Accuride at $5,000 per share, and 246 shares which are subject to an option to purchase such shares from Accuride at $1,750 per share.

(8)
Includes 131.5 shares, which are subject to an option to purchase such shares from Accuride at $5,000 per share, and 158.4 shares which are subject to an option to purchase such shares from Accuride at $1,750 per share.

(9)
Includes 60 shares, which are subject to an option to purchase such shares from Accuride at $5,000 per share, and 105.5 shares, which are subject to an option to purchase such shares from Accuride at $1,750 per share.

(10)
Includes 60 shares, which are subject to an option to purchase such shares from Accuride at $5,000 per share, and 105.5 shares, which are subject to an option to purchase such shares from Accuride at $1,750 per share.

(11)
Includes 60 shares, which are subject to an option to purchase such shares from Accuride at $5,000 per share, and 105.5 shares, which are subject to an option to purchase such shares from Accuride at $1,750 per share.

(12)
Mr. Weller is to become a director and an executive officer of Accuride effective upon the consummation of the TTI merger. Includes 7.65 shares of common stock issuable upon achievement of certain performance goals.

(13)
Mr. Cirar is to become an executive officer of Accuride effective upon the consummation of the TTI merger. Includes 9.42 shares of common stock issuable upon achievement of certain performance goals.

(14)
Includes shares that may be deemed to be beneficially held by Messrs. Greene, Fisher and Goltz due to their relationships with KKR 1996 GP L.L.C. and by Messrs. Bloom and Dalton due to their relationships with Trimaran and Caravelle Investment Fund, L.L.C. Also includes 1,654.67 shares of our common stock issuable to Trimaran, Caravelle Investment Fund, L.L.C., Mr. Weller and Mr. Bloom upon achievement of certain performance goals.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

        On January 21, 1998, we entered into a registration rights agreement with Hubcap Acquisition L.L.C., an affiliate of KKR 1996 GP L.L.C. Under the registration rights agreement, Hubcap Acquisition has the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by it. Such registration rights are generally available to Hubcap Acquisition until registration under the Securities Act is no longer required to enable it to resell the common stock owned by it. The registration rights agreement provides, among other things, that we will pay all expenses in connection with the first six demand registrations requested by Hubcap Acquisition and in connection with any registration commenced by us as a primary offering in which Hubcap Acquisition participates through "piggyback" registration rights granted under the registration rights agreement. Hubcap Acquisition's exercise of its registration rights under the registration rights agreement is subject to the tag along and the drag along rights of RSTW Partners III, L.P. provided for in the January 21, 1998 Stockholders' Agreement by and among Accuride, Hubcap Acquisition and RSTW Partners III (as successor-in-interest to Phelps Dodge Corporation).

        In connection with the TTI merger, Accuride, the parties to the January 21, 1998 registration rights agreement and certain other parties have agreed to amend and restate the registration rights agreement. The amended and restated registration rights agreement will become effective upon completion of the TTI merger and will terminate the January 21, 1998 registration rights agreement. The amended and restated registration rights agreement provides that affiliates of KKR, including, without limitation, Hubcap Acquisition, will have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. The amended and restated registration rights agreement also provides that, upon the closing of the offering contemplated by this prospectus, affiliates of Trimaran, including, without limitation, TTI Securities Acquisition, LLC, will have the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act shares of our common stock held by them. Upon initiation of a "demand" registration by the affiliates of either KKR or Trimaran, the remaining parties to the amended and restated registration rights agreement may participate in the registered offering subject to certain limitations. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any demand registration requested by the KKR affiliates and the Trimaran affiliates and in connection with any registration commenced by us as a primary offering in which a party to the amended and restated registration rights agreement participates through "piggyback" registration rights granted under the amended and restated registration rights agreement.

Stockholders Agreement

        We entered into a January 21, 1998 Stockholders' Agreement by and among Accuride, Hubcap Acquisition and RSTW Partners III (as successor-in-interest to Phelps Dodge Corporation) that imposes certain restrictions on RSTW Partners III's ability to transfer shares of our common stock. Under the January 21, 1998 Stockholders Agreement, RSTW Partners III has the right to participate pro rata in certain sales of common stock by Hubcap Acquisition or its affiliates, including sales by Hubcap Acquisition in our initial public offering, and Hubcap Acquisition or its affiliates has the right to require RSTW Partners III to participate pro rata in certain sales by Hubcap Acquisition or its affiliates. The January 21, 1998 Stockholders Agreement also grants certain demand (subsequent to an initial public offering of the common stock) and piggyback registration rights to RSTW Partners III.

        Pursuant to the terms of the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, we entered into Stockholders Agreements with certain members of our management team. Each of the Stockholders Agreements imposes certain restrictions on a party's ability to transfer shares of our common stock. The Stockholders Agreements also provide "piggyback" registration rights equivalent to those granted under the January 21, 1998 Registration Rights Agreement, including the right to participate in public offerings pursuant to an effective registration statement relating to shares of common stock held by Hubcap Acquisition or its affiliates.

        Upon completion of the TTI merger, we will enter into a Shareholder Rights Agreement with certain of our stockholders. The Shareholder Rights Agreement will grant, subject to certain share ownership requirements, certain KKR and Trimaran affiliates the right to designate directors to our board of directors, audit committee and compensation committee. The Shareholder Rights Agreement will also impose certain restrictions on a party's ability to transfer shares of our common stock.

Management Services Agreement

        Upon completion of the TTI merger, we will enter into a management services agreement with KKR and Trimaran, pursuant to which we retained KKR and Trimaran to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to its portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to $650,000 to KKR and $350,000 to Trimaran. In addition, we will reimburse KKR and Trimaran, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. We may terminate the management services agreement with respect to either KKR or Trimaran when one or both parties no longer has the right to appoint one or more members to our board of directors pursuant to the terms of the Shareholder Rights Agreement that we will enter upon completion of the TTI merger. Additionally, the management services agreement will automatically terminate upon a change of control as provided in the Shareholder Rights Agreement that we will enter upon completion of the TTI merger.

TMB Industries Relationship

        Through TMB Industries, or TMB, members of Accuride management, including Mr. Weller and Mr. Cirar, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, a portion of which are distributed to certain Accuride executive officers. Accuride provides certain administrative services and corporate facilities to TMB and such privately held companies and bills them for reimbursement of the related costs, which Accuride records as offsets to its selling, general and administrative expenses. We received reimbursements totaling approximately $0.2 million for 2004. Given that certain of these privately held companies have similar customers as Accuride, Accuride also provides certain selling and marketing services through its OEM sales coverage personnel and gets reimbursed for their allocable share of the related costs. There exists a limited amount of intercompany supply of product on an arm's-length basis between these privately held companies and Accuride.

KKR Relationship

        As of December 31, 2004, after giving effect to the TTI merger, KKR 1996 GP L.L.C. would have beneficially owned approximately 52% of our outstanding shares of common stock (including shares of our common stock issuable upon the achievement of certain performance goals). See "Principal Stockholders and Selling Stockholders." The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes P. Huth, Todd A. Fisher and Alexander Navab, Jr. Messrs. Greene and Fisher are also members of our board of directors, as is Frederick M. Goltz, who is an executive of KKR & Co.,

L.L.C. Each of the members of KKR 1996 GP L.L.C. is also a member of KKR & Co., L.L.C, which serves as the general partner of KKR.

        Pursuant to the management services agreement described above, which is to be effective upon the completion of the TTI merger, KKR has agreed to render management, consulting and financial services to us for an annual fee of $650,000.

Trimaran Relationship

        As of December 31, 2004, after giving effect to the TTI merger, Trimaran would have beneficially owned approximately 31.7% of our outstanding shares of common stock. See "Principal Stockholders and Selling Stockholders." The managing member of Trimaran is Trimaran Investments II, L.L.C., which is controlled by Messrs. Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler.

        Pursuant to the management services agreement described above, which is to be effective upon the completion of the TTI merger, Trimaran has agreed to render management, consulting and financial services to us for an annual fee of $350,000.

TTI Merger

        Mr. Bloom and Mr. Dalton are each associated with Trimaran, which following the closing of the TTI merger will beneficially own 28% of our outstanding common stock (including shares issuable upon the achievement of certain performance goals). Each of Messrs. Bloom, Dalton, Weller and Cirar will beneficially own 28.4%, 0%, 0.3%, and 0.3%, respectively, of our common stock immediately following the closing of the TTI merger. See "Principal Stockholders and Selling Stockholders."

        Each of KKR and Trimaran will receive up to a $5.0 million transaction fee for, among other things, negotiating the TTI merger, conducting due diligence and arranging financing. In addition, the costs and expenses incurred by KKR and Trimaran in connection with the TTI merger will be paid by Accuride and TTI, respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below.

Senior Credit Facilities

        In connection with the TTI Merger, we anticipate entering into an amended and restated credit agreement to refinance the debt outstanding under our existing credit facilities and to refinance certain indebtedness of TTI. The new credit facilities will provide for (1) a new term credit facility in an aggregate principal amount of $615 million that will mature seven years after the closing date for the new senior credit facilities and (2) a revolving credit facility in an aggregate principal amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) that will mature five years after the closing date for the new senior credit facilities; however, such maturity dates shall be accelerated to August 1, 2007 if our 9 1/4% senior subordinated notes due 2008 have not been refinanced by such dates. The new term credit facility will require amortization payments of 1% per year, with the balance paid on the maturity date for the term credit facility. Interest on the term credit facility and the revolving credit facilities will be based on LIBOR plus an applicable margin or, at our option, a base rate determined by reference to the prime rate of Citibank, N.A. plus an applicable margin. The loans will be secured by, among other things, a lien on substantially all of our U.S. and Canadian properties and assets to secure the new term credit facility and a pledge of 65% of the stock of our Mexican subsidiary. A negative pledge restricts the imposition of other liens or encumbrances on any of our assets, subject to certain exceptions.

Restrictive Debt Covenants

        The new senior credit facilities will contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. We will also be required to meet certain financial ratios and tests, including a leverage ratio, an interest coverage ratio and a fixed charge coverage ratio. Failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our certificate of incorporation and bylaws as presently in effect and as anticipated to be in effect upon the completion of the offering. We also refer you to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

        Our authorized capital stock presently consists of 65,000 shares of common stock, par value $0.01 per share, and 5,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2004, there were:

  (1)
  24,802.80 shares of our common stock issued and outstanding;

  (2)
  no shares of our preferred stock issued and outstanding; and

  (3)
  127 shares of our capital stock in our treasury.

        Upon completion of the offering (after giving effect to the                         split and the TTI merger), there are expected to be             shares of common stock issued and outstanding,             shares of common stock issued and outstanding if the underwriters exercise their over-allotment option in full, and no shares of preferred stock issued and outstanding.

Preferred Stock

        Upon completion of the offering, our certificate of incorporation will authorize our board of directors, subject to limitations prescribed by law, to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Common Stock

        Immediately after the offering, we will have             shares of common stock issued and outstanding. As of December 31, 2004, 41,324.99 shares of our common stock were issued and outstanding (including 16,522.19 shares of common stock issuable in connection with the TTI merger).

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights in the election of directors. Holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board out of funds legally available therefor.

        Certain holders of our common stock are parties to agreements that provides for certain rights and restrictions with respect to transfers and voting of their shares. See "Certain Relationships and Related Party Transactions."

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

        Our certificate of incorporation and bylaws will contain provisions that may have anti-takeover effects. Provisions of Delaware law may have similar effects.

  Classified Board

        Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon completion of this offering, our board will initially consist of seven directors, and our certificate of incorporation and the bylaws will provide that the number of directors will be specified in our bylaws as adopted or as set from time to time by a duly adopted amendment thereto by our board of directors or our stockholders.

  Removal of Directors, Vacancies

        Under Delaware law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our bylaws will provide that directors may be removed only for cause upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote in an election of directors. In addition, our certificate of incorporation and bylaws provide that any vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

  No Cumulative Voting

        Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will not expressly provide for cumulative voting.

  No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

        Our certificate of incorporation will prohibit stockholder action by written consent. It also will provide that special meetings of our stockholders may be called only by the board of directors or the chairman of the board of directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our bylaws will also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

        Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation will include a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to our company or our stockholders for monetary damages for any breach of fiduciary duty as a director.

        Subject to certain limitations, our bylaws will provide that we must indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. We will also be expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Amendment Provisions

        Our certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

        In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the above paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or in excess of 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be            .

Listing

        We intend to apply to list our common stock on the New York Stock Exchange under the symbol "            ".

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Shares

        Upon the completion of the offering, we will have            shares of our common stock outstanding. Of these shares, the            shares of our common stock sold in the offering will be freely tradable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

        After the offering, approximately 41,324.98 shares of common stock will be either "restricted securities" or affiliate securities as defined in Rule 144. Subject to the 180-day lock-up agreements with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144. Approximately 38,358.78 outstanding shares of these restricted or affiliate securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules, and approximately 2,966.20 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k).

Rule 144

        In general, under Rule 144, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

  •
  1% of the then-outstanding shares of our common stock, which is approximately            shares of our common stock immediately after the completion of the offering; or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Rule 701

        Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our 1998

Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries and our Equity Incentive Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

        We granted all of our stockholders prior to the offering registration rights with respect to the shares of our common stock that each of them owns and will own upon the consummation of the offering. For a more complete description of the terms of the registration rights, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. See "Risk Factors—Risks Related to the Offering and Our Common Stock—Future sales of our common stock may depress our stock price."

Lock-Up Agreements

        We and our executive officers and directors and substantially all of our stockholders will agree that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, sell, offer to sell, contract to sell or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock currently or hereafter owned either of record or beneficially by us, or publicly announce an intention to do any of the foregoing, without the prior written consent of Citigroup Global Markets Inc. In addition, we and our executive officers, directors and substantially all of our stockholders will agree that, without the prior written consent of Citigroup Global Markets Inc., none of us will, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following discussion describes the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

        This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal income and estate taxation that may be important to particular non-U.S. holders in light of their individual investment circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization or former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment or is subject to the constructive sale rules. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes or investors in such entities.

        If a partnership is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

        The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. No ruling has been or will be sought from the Internal Revenue Service (the "IRS"), with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. We advise each prospective investor to consult its own tax advisor regarding the federal, state, local and non-U.S. tax consequences applicable to such investor with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

        If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-U.S. holder's adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification requirements. In addition, if the non-U.S. holder is a corporation, a "branch profits tax" equal to 30 percent (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

        To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirement of applicable U.S. Treasury regulations. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period you held our common stock (the "applicable period"). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

Even if we are or later become a USRPHC, as long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be "regularly traded on an established securities market." If we are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be "regularly traded on an established securities market," then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder was a U.S. person. In such case, the non-U.S. holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations and does not otherwise establish an exemption from backup withholding generally will be subject to backup withholding at the applicable rate, currently 28%.

        The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

        Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Investment Bank are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Investment Bank

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $        per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, the selling stockholders and substantially all of our other stockholders will agree that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        At our request, the underwriters have reserved up to      % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Accuride		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $          .

        The underwriters and their affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Citigroup Global Markets Inc., or an affiliate of Citigroup Global Markets Inc., is acting as a joint lead arranger and joint book-runner of our new senior credit facilities. Citicorp USA, Inc., or an affiliate of Citigroup Global Markets Inc., is acting as administrative agent and UBS Securities LLC, or an affiliate of UBS Investment Bank, is acting as documentation agent under our new senior credit facilities. We expect that affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Investment Bank will be lenders under our new senior credit facilities. See "Description of Certain Indebtedness" for additional information relating to the terms of these facilities.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (1) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada, (2) such purchaser has reviewed the terms referred to above under "—Resale Restrictions" above, (3) where required by law, such purchaser is purchasing as principal for its own account and not as agent and (4) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us on whose behalf the distribution is made shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we may rely. The enforceability of these rights may be limited as described herein under "—Enforcement of Legal Rights."

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. Simpson Thacher & Bartlett LLP, New York, New York, will act as counsel for the underwriters. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the common stock of the Company. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the common stock of the Company. In addition, Latham & Watkins LLP and Simpson Thacher & Bartlett LLP have in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

EXPERTS

        The consolidated financial statements of Accuride as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of TTI as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

ACCURIDE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and (unaudited), September 30, 2004	F-3
Consolidated Statements of Operations for the years ended December 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2003 and 2004	F-4
Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Loss for the years ended December 31, 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2003 and 2004	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Accuride Corporation

        We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Accounting for Goodwill and Other Intangible Assets.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
March 4, 2004
(January 8, 2005 as to earnings per share information in Note 1)

ACCURIDE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
	(in thousands except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,266	$42,692	$40,229
Customer receivables, net of allowance for doubtful accounts of $1,364, $822 and $657 (unaudited) in 2002, 2003 and 2004, respectively	29,494	36,309	63,530
Other receivables	3,466	8,403	7,896
Inventories—net	26,057	33,435	39,842
Supplies	9,004	10,717	12,592
Deferred income taxes	1,523	4,276	2,543
Income taxes receivable	7,963
Prepaid expenses and other current assets	1,330	924	5,093

Total current assets	120,103	136,756	171,725
PROPERTY, PLANT AND EQUIPMENT—Net	210,972	206,660	202,852
OTHER ASSETS:
Goodwill	123,197	123,197	123,197
Investment in affiliates	3,621	3,106	3,547
Deferred financing costs, net of accumulated amortization of $8,949, $6,847 and $8,114 (unaudited) in 2002, 2003 and 2004, respectively	6,354	5,458	4,225
Deferred income taxes	24,903	26,231	17,916
Pension benefit plan asset	20,587	26,887	29,312
Property, plant and equipment held for sale—net	4,824
Other	606	2	8

TOTAL	$515,167	$528,297	$552,782

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable	$28,582	$34,128	$45,013
Current portion of long-term debt	4,125	1,900	1,900
Accrued payroll and compensation	12,201	9,185	9,850
Accrued interest payable	10,796	8,824	3,523
Accrued and other liabilities	5,546	6,082	6,632

Total current liabilities	61,250	60,119	66,918
LONG-TERM DEBT—Less current portion	470,030	488,575	486,753
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	17,981	20,665	22,260
PENSION BENEFIT PLAN LIABILITY	18,697	24,376	24,921
OTHER LIABILITIES	458	404	382
COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)
STOCKHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, $.01 par value; 5,000 shares authorized and unissued Common stock and additional paid in capital, $.01 par value; 45,000 shares authorized, 24,923, 24,926 and 24,926 (unaudited) shares issued in 2002, 2003 and 2004, respectively; 24,796, 24,799 and 24,799 (unaudited) outstanding in 2002, 2003 and 2004, respectively	52,065	52,070	52,070
Treasury stock—127 shares at cost	(735)	(735)	(735)
Stock subscriptions receivable	(121)	(15)
Accumulated other comprehensive income (loss)	(7,597)	(11,576)	(10,735)
Retained earnings (deficit)	(96,861)	(105,586)	(89,052)

Total stockholders' equity (deficiency)	(53,249)	(65,842)	(48,452)

TOTAL	$515,167	$528,297	$552,782

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(in thousands except share and per share amounts)
				(unaudited)
NET SALES	$332,071	$345,549	$364,258	$269,894	$355,495
COST OF GOODS SOLD	298,275	286,232	301,428	222,608	282,207

GROSS PROFIT	33,796	59,317	62,830	47,286	73,288
OPERATING EXPENSES:
Selling, general and administrative	31,000	24,014	23,918	17,693	18,547

INCOME FROM OPERATIONS	2,796	35,303	38,912	29,593	54,741
OTHER INCOME (EXPENSE):
Interest income	1,362	315	252	180	110
Interest expense	(41,561)	(42,332)	(38,865)	(28,641)	(27,490)
Refinancing costs			(11,264)	(11,264)
Equity in earnings of affiliates	250	182	485	461	441
Other income (expense)—net	(9,837)	1,430	825	(581)	(942)

LOSS BEFORE INCOME TAXES	(46,990)	(5,102)	(9,655)	(10,252)	26,860
INCOME TAX PROVISION (BENEFIT)	(13,836)	5,839	(930)	(928)	10,326

NET INCOME (LOSS)	$(33,154)	$(10,941)	$(8,725)	$(9,324)	$16,534

Weighted average common shares outstanding—basic	24,796	24,796	24,797	24,796	24,799

Basic income (loss) per share	$(1,337)	$(441)	$(352)	$(376)	$667

Weighted average common shares outstanding—diluted	24,796	24,796	24,797	24,796	25,653

Diluted income (loss) per share	$(1,337)	$(441)	$(352)	$(376)	$645

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Dollars in thousands)

	Comprehensive Income (Loss)	Common Stock and Additional Paid in Capital	Treasury Stock	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficiency)
BALANCE—January 1, 2001	$—	$24,939	$(505)	$(868)	$—	$(52,766)	$(29,200)
Net loss	(33,154)					(33,154)	(33,154)
Issuance of shares
Purchase of treasury stock			(230)				(230)
Proceeds from stock subscriptions receivable				230			230
Other comprehensive income (loss):
Cumulative change in accounting (net of tax)	(189)				(189)		(189)
Realization of deferred amounts (net of tax)	189				189		189

Comprehensive income (loss)	$(33,154)

BALANCE—December 31, 2001		24,939	(735)	(638)		(85,920)	(62,354)
Net loss	$(10,941)					(10,941)	(10,941)
Proceeds from stock subscriptions receivable				517			517
Recognition of deferred taxes related to recapitalization		27,126					27,126
Other comprehensive income (loss):
Unrealized gain on foreign currency hedges (net of tax)	193				193		193
Minimum pension liability adjustment (net of tax)	(7,790)				(7,790)		(7,790)

Comprehensive income (loss)	$(18,538)

BALANCE—December 31, 2002		52,065	(735)	(121)	(7,597)	(96,861)	(53,249)
Net loss	$(8,725)					(8,725)	(8,725)
Exercise of stock options		5					5
Proceeds from stock subscriptions receivable				106			106
Recognition of deferred taxes related to recapitalization
Other comprehensive income (loss):
Recognition of realized loss on foreign currency hedges (net of tax)	(193)				(193)		(193)
Minimum pension liability adjustment (net of tax)	(3,786)				(3,786)		(3,786)

Comprehensive income (loss)	$(12,704)

BALANCE—December 31, 2003		$52,070	$(735)	$(15)	$(11,576)	$(105,586)	$(65,842)
Net Income (unaudited)	$16,534					$16,534	$16,534
Proceeds from stock subscriptions receivable (unaudited)				$15			$15
Other comprehensive income (loss) (unaudited):
Change in fair market value of cash flow hedges (net of tax)	$1,071				$1,071		$1,071
Minimum pension liability adjustment (net of tax)	(230)				(230)		(230)

Comprehensive income (unaudited)	$17,375

BALANCE AT SEPTEMBER 30, 2004 (Unaudited)		$52,070	$(735)	$0	$(10,735)	$(89,052)	$(48,452)

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(33,154)	$(10,941)	$(8,725)	$(9,324)	$16,534
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and impairment	29,260	28,213	29,804	21,065	19,936
Amortization	6,351	2,527	2,077	1,624	1,346
Amortization—deferred financing costs related to refinancing			2,248	2,248
Gain (loss) on disposal of assets	1,170	(187)	4	(3)	43
Deferred income taxes	(14,940)	13,894	(2,598)	(1,968)	9,488
Equity in earnings of affiliated companies	(250)	(182)	(485)	(461)	(441)
Changes in certain assets and liabilities:
Receivables	7,993	(5,568)	(11,839)	(12,837)	(26,305)
Inventories and supplies	8,128	2,712	(9,091)	(10,455)	(8,282)
Prepaid expenses and other assets	(2,605)	(1,601)	817	2,970	(5,200)
Accounts payable	(8,395)	(1,254)	5,546	3,099	10,885
Accrued and other liabilities	7,801	(12,306)	206	(4,483)	(1,968)

Net cash provided by (used in) operating activities	1,359	15,307	7,964	(8,525)	16,036

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(17,705)	(19,316)	(20,261)	(11,797)	(15,903)
Capitalized interest	(700)	(450)	(411)	(242)	(677)
Cash distribution from affiliate			1,000	1,000

Net cash used in investing activities	(18,405)	(19,766)	(19,672)	(11,039)	(16,580)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(4,940)	(12,500)	(128,785)	(128,785)	(1,900)
Proceeds from issuance of long-term debt			180,000	180,000
Principal payments on short term notes payable	(7,500)
Net increase (decrease) in revolving credit advance	40,000	10,000	(35,000)	(35,000)
Deferred financing fees	(1,322)		(3,192)	(2,069)	(34)
Proceeds from issuance of shares			5	5
Purchases of treasury shares	(230)
Proceeds from stock subscriptions receivable	230	517	106	106	15

Net cash provided by (used in) financing activities	26,238	(1,983)	13,134	14,257	(1,919)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,192	(6,442)	1,426	(5,307)	(2,463)
CASH AND CASH EQUIVALENTS—Beginning of period	38,516	47,708	41,266	41,266	42,692

CASH AND CASH EQUIVALENTS—End of period	$47,708	$41,266	$42,692	$35,959	$40,229

See notes to consolidated financial statements.

ACCURIDE CORPORATION

For the years ended December 31, 2001, 2002, and 2003 and
(unaudited) the nine months ended September 30, 2003 and 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

The unaudited consolidated financial statements of Accuride Corporation (the "Company") as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations for the interim periods presented. All adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

1. Summary Of Significant Accounting Policies

        Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), AKW L.P., and Accuride de Mexico, S.A. de C.V. ("AdM"). All significant intercompany transactions have been eliminated. Investments in affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method. During 2003, we changed the name of AKW L.P. to Accuride Erie ("Accuride Erie").

        Business of the Company—The Company is engaged primarily in the design, manufacture and distribution of wheels and rims for trucks, trailers and certain military and construction vehicles. The Company sells its products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket. The Company's primary manufacturing facilities are located in Henderson, Kentucky; Erie, Pennsylvania; Cuyahoga Falls, Ohio; London, Ontario, Canada; and Monterrey, Mexico.

        Management's Estimates and Assumptions—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—The Company records sales upon shipment and provides an allowance for estimated discounts associated with customer rebates.

        Inventories—Inventories are stated at the lower of cost or market. Cost for substantially all inventories, except AdM, is determined by the last-in, first-out method (LIFO). AdM's inventories are stated at average cost.

        Supplies—Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. The Company performs annual evaluations of supplies and provides an allowance for obsolete items.

        Property, Plant and Equipment—Property, plant and equipment are carried at cost. Expenditures for replacements and betterments are capitalized; maintenance and repairs are charged to operations as incurred.

        Buildings, machinery and equipment are depreciated using the straight-line method over estimated lives of 5 to 40 years. Tooling is generally depreciated over a 3-year life.

        Deferred Financing Costs—Direct costs incurred in connection with the Recapitalization (see Note 2) and the Credit Agreement (see Note 8) have been deferred and are being amortized over the life of the related debt using the effective interest method.

        Goodwill—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of the Company in March 1988 and the Accuride Erie and AdM acquisitions in April 1999 and July 1999, respectively. Prior to January 1, 2002, goodwill was amortized using the straight-line method over 40 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Accounting for Goodwill and Other Intangible Assets. The Company no longer amortizes goodwill, but instead tests for impairment at least annually.

        The following financial data illustrates what prior earnings would have been if goodwill had not been amortized for the year ended December 31, 2001, and the related income tax effects:

	Year Ended December 31,
	2001	2002	2003
Net loss as reported	$(33,154)	$(10,941)	$(8,725)
Add back: Goodwill amortization—net of tax effect	3,552

Adjusted net loss	$(29,602)	$(10,941)	$(8,725)

Reported net loss per share—basic and diluted	$(1,337)	$(441)	$(352)

Add back: Goodwill amortization—net of tax	143	—	—

Adjusted net loss per share—basic and diluted	$(1,194)	$(441)	$(352)

        Long-Lived Assets—The Company evaluates its long-lived assets to be held and used and its identifiable intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

        Restructuring Reserve—During the second quarter of 2001, the Company approved a plan to close its Columbia, Tennessee facility and consolidate the production of light wheels into its other facilities. As a result of this plan, during the second quarter of 2001, the Company recognized a pre-tax non-cash restructuring charge of $2,692 for employee separation costs and a loss on disposal of the facility. Reconciliation of the restructuring liability, as of December 31, 2003, is as follows:

	Provision and Balance December 31, 2001	Cash Expenditures	Non-Cash Write-Offs	Balance December 31, 2002	Cash Expenditures	Balance December 31, 2003
Employee separation costs	$1,282	$1,104	$48	$130	$130	$—
Loss on disposal of facility	1,410		1,410	0

	$2,692	$1,104	$1,458	$130	$130	$—

        Pension Plans—The Company has trusteed, non-contributory pension plans covering substantially all U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. The Company's funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

        Postretirement Benefits Other Than Pensions—The Company has postretirement health care and life insurance benefit plans covering substantially all U.S. non-bargained and Canadian employees. The Company accounts for these benefits on an accrual basis and provides for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. The Company's funding policy provides that payments to participants shall be at least equal to its cash basis obligation.

        Postemployment Benefits Other Than Pensions—The Company has certain postemployment benefit plans covering certain U.S. and Canadian employees which provide severance benefits. The Company accounts for these benefits on an accrual basis.

        Income Taxes—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets.

        Research and Development Costs—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income in the years ended December 31, 2001, 2002, and 2003 totaled $5,321, $5,335, and $5,523, respectively.

        Foreign Currency—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. Accuride Canada's and AdM's functional currencies have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (expense), net." The Company had aggregate foreign currency gains (losses) of ($822), ($1,778), and $872, for the years ended December 31, 2001, 2002, and 2003, respectively.

        Concentrations of Credit Risk—Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. The Company places its cash and cash equivalents and executes derivatives with high quality financial institutions. Generally, the Company does not require collateral or other security to support customer receivables.

        Derivative Financial Instruments—The Company uses derivative instruments to manage exposures to foreign currency, commodity prices, and interest rate risks. The Company does not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by the Company include interest rate, foreign exchange, and commodity price instruments. All derivative instruments are recognized on the balance sheet at their estimated fair value. See Note 15 for the carrying amounts and estimated fair values of these instruments.

          Interest Rate Instruments—The Company uses interest rate swap agreements as a means of fixing the interest rate on portions of the Company's floating-rate debt. No interest rate instruments were outstanding as of or during the nine months ended September 30, 2004 or the year ended December 31, 2003. Prior to 2003, interest rate swaps not designated as hedges for financial reporting purposes were carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". The settlement amounts from the swap agreements were reported in the financial statements as a component of interest. The Company uses interest rate cap agreements to set ceilings on the maximum interest rate the Company would incur on portions of the Company's floating-rate debt. Prior to 2003, an interest rate cap would be carried in the financial statements at fair value, with unrealized gains or losses reflected in current period earnings as "Other income (expense), net". In the event that the cap was exercised, any realized gain would be recorded in the financial statements as a component of interest.

          Foreign Exchange Instruments—The Company uses foreign currency forward contracts and options to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. Prior to August 1, 2002, the Company did not designate the forward contracts as hedges for financial reporting purposes and, accordingly, carried these instruments in the financial statements at fair value, with realized and unrealized gains or losses reflected in current period earnings as "Other income (expense), net." On August 1, 2002, the Company designated the outstanding forward contracts as cash flow hedges. Based on historical experience and analysis performed by the Company, management expects that these derivative instruments will be highly effective in offsetting the change in the value of the anticipated transactions being hedged. As such, unrealized gains or losses are deferred in "Other Comprehensive Income" with only realized gains or losses reflected in current period earnings as "Cost of Goods Sold". However, to the extent that any of these contracts are not highly effective, any changes in fair value resulting from ineffectiveness will be immediately recognized in "Cost of Goods Sold". The total notional amount of outstanding forward contracts at December 31, 2002 and 2003 and September 30, 2004 and was $31,864, $0, and $19,027, respectively.

          Commodity Price Instruments—The Company uses commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reflected in current period earnings as "Other income (expense), net". The total notional amount of outstanding commodity price swaps at December 31, 2002 and 2003 and September 30, 2004 was $144, $0, and $0 respectively.

        The realized and unrealized gain (loss) on the Company's derivative financial instruments for the periods ended December 31 2001, 2002, and 2003 are as follows:

	Interest Rate Instruments		Foreign Exchange Instruments		Commodity Price Instruments
	Realized Gain (loss)	Unrealized Gain (Loss)	Realized Gain (loss)	Unrealized Gain (Loss)	Realized Gain (loss)	Unrealized Gain (Loss)
2001	(29)	(3,360)	(7,587)	3,363	(1,919)	(62)
2002	(5,323)	2,940	166	193	(540)	650
2003	—	—	4,042	—	(29)	(47)

        Stock Based Compensation—On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This statement amends SFAS Statement No. 123, Accounting for Stock-Based Compensation and provides alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense has been recognized by the Company in connection with the option grants. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income (loss) would have been the following:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Net income (loss) as reported	$(33,154)	$(10,941)	$(8,725)	$(9,324)	$16,534
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(278)	(200)	(76)	(57)	(64)

Pro forma net income (loss)	$(33,432)	$(11,141)	$(8,801)	$(9,381)	$16,470

Earnings per share:
Basic—as reported	$1,337	$441	$352	$376	$667

Basic—pro forma	$1,348	$449	$355	$378	$664

Diluted—as reported	$1,337	$441	$352	$376	$645

Diluted—pro forma	$1,348	$449	$355	$378	$642

        The weighted average fair value of the last options granted in 2002 was $1,420. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates ranging from 4.15% - 4.24%, expected volatilities assumed to be 0% and expected lives of approximately 5 years. The weighted average fair value of options granted in 2000 was $3,745. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rates ranging from 4.90% -6.60%, expected volatilities assumed to be 0% and expected lives of approximately 7 years. The pro forma amounts are not representative of the effects on reported net income (loss) for future years.

        Earnings Per Share—Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire 1,229 shares in 2001, 2,368 shares in 2002, 2,175 shares in 2003, and 2,185 shares for the (unaudited)

nine months ended September 30, 2003 were not included in the computation of diluted earnings per common share because the effect would be antidilutive.

	December 31			Nine months ended September 30
	2001	2002	2003	2003	2004
				(unaudited)
Average common shares outstanding	24,796	24,796	24,797	24,796	24,799
Dilutive stock equivalents	—	—	—	—	854

Average common and common equivalent shares outstanding	24,796	24,796	24,797	24,796	25,653

        Accounting Standards Adopted—Accounting standards adopted during 2003 include Statement of Financial Accounting Standards ("SFAS") No. 146, Accounting for Costs Associated with Exit or Disposal Activities, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106, and Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees.

        SFAS No. 146—On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94 3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement had no effect on the Company's consolidated financial statements.

        FIN No. 45—In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of the obligation assumed under the guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements regarding certain guarantees and product warranties. The recognition provisions of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of Interpretation No. 45 had no effect on the Company's consolidated financial statements.

        SFAS No. 149—On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement had no effect on the Company's consolidated financial statements.

        SFAS No. 150—On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all other financial instruments in the first interim period beginning after June 15, 2003. The adoption of this statement had no effect on the Company's consolidated financial statements.

        SFAS No. 132 (Revised 2003)—In December, 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 (Revised 2003) was effective for financial statements with fiscal years ending after December 15, 2003. The Company adopted this statement as of December 31, 2003 and revised its disclosure accordingly.

        New Accounting Standards—New accounting standards which could impact the Company include FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities, and Interpretation of ARB 51, and FASB Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

        FIN 46R—In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. The application of FIN 46R did not have an impact on the Company's financial position or results of operations.

        FAS 106-2—In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. This FSP was effective for the first interim period beginning after June 15, 2004. This law and pronouncement did not have a material impact on the Company's financial position or results of operations.

        Reclassifications—Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

2. Recapitalization of Accuride Corporation

        The Company entered into a stock subscription and redemption agreement dated November 17, 1997 (the "Agreement" or "Redemption"), with PDC and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"), a Delaware limited liability company formed at the direction of KKR 1996 Fund L.P., a Delaware limited partnership affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR").

        Pursuant to the Agreement, effective January 21, 1998, Hubcap Acquisition made an equity investment in the Company of $108,000 in exchange for 90% of the Common Stock of the Company after the Recapitalization, as described herein. The Company used the proceeds of this investment, along with $200,000 from the issuance of 9.25% senior subordinated notes at 99.48% of principal value due 2008 and $164,800 in bank borrowing, including $135,000 of borrowings under senior secured term loans due 2005 and 2006 with variable interest rates and $29,800 of borrowings under a $140,000 senior secured revolving line of credit expiring 2004 with a variable interest rate, to redeem $468,000 of Common Stock (the "Recapitalization").

        Subsequent to the Recapitalization, effective September 30, 1998, PDC sold its remaining interest in the Company to an unrelated third party.

        Concurrent with the Agreement, the Company recorded a $18.5 million deferred tax asset related to the increase in the tax basis of assets. During 2002, management determined that an additional $69.7 million in tax basis should be recognized. As a result, the Company recorded a $11.7 million increase in deferred tax assets and reduced deferred tax liabilities by $15.4 million. The amount recorded, totaling $27.1 million, was recognized in additional paid-in-capital as an adjustment to the recapitalization.

3. Consolidated Statements of Cash Flows

        For the purpose of preparing the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Interest paid in the years ended December 31, 2001, 2002 and 2003 was $40,572, $40,941 and $38,854, respectively. The Company received a net refund of income taxes of $2,049 and $7,213 in the years ended December 31, 2002 and 2003, respectively, and paid income taxes of $1,682 in the year ended December 31, 2001. Interest paid for the nine month periods ended September 30, 2003 and 2004 was $33,827 and $33,827 respectively. During these same time periods, Accuride received net refunds of $7,408 and paid $3,751 for income taxes, respectively. During 2002 and 2003, the Company recorded non-cash minimum pension liability adjustments, net of tax, of $7,790 and $3,786, respectively, as a component of Other Comprehensive Loss.

4. Inventories

        Inventories at December 31, 2002 and 2003 and September 30, 2004 were as follows:

	12/31/2002	12/31/2003	9/30/2004
			(unaudited)
Raw materials	$4,739	$4,119	$7,414
Work in process	8,820	13,354	10,651
Finished manufactured goods	11,429	14,520	19,363
LIFO adjustment	1,069	1,442	2,414

Total inventories	$26,057	$33,435	$39,842

        During 2001, 2002 and 2003, certain inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at costs which prevailed in prior years. For the year ended December 31, 2001, the effect of liquidation was to decrease cost of goods sold by $382 and to increase net income by $241. For the year ended December 31, 2002, the effect of the liquidation was to increase cost of goods sold by $136 and to decrease net income by $83. For the year ended December 31, 2003 the liquidation had no effect on cost of goods sold or net income.

5. Property, Plant and Equipment

        Property, plant and equipment at December 31, 2002 and 2003 consist of the following:

	2002	2003
Land and land improvements	$5,307	$5,907
Buildings	57,154	69,199
Machinery and equipment	391,509	404,506

	453,970	479,612
Less accumulated depreciation and impairment	242,998	272,952

Property, plant and equipment—net	$210,972	$206,660

        During 2002, the Company evaluated its assets and determined $699 of equipment related to a concerned product line at its Monterrey, Mexico facility to be impaired. This amount is included in cost of goods sold for the year ended December 31, 2002. During 2003, the Company evaluated its assets and determined $1,000 of tooling related to certain wheel program and $257 of equipment related to a certain product line at its London, Ontario facility to be impaired. These amounts were included in cost of goods sold for the year ended December 31, 2003.

6. Property, Plant and Equipment Held for Sale

        During 2001 the Company made the decision to close its facility in Columbia, Tennessee, and committed to a plan to sell the building and property. During 2001 the carrying value of the building was adjusted to fair market value, which was $1,410 lower than net book value (See Restructuring

Reserve). During 2002 the Company evaluated the paint line at the facility and determined $1,604 to be impaired, which is included in cost of goods sold for the year ended December 31, 2002. As of December 2002, the Columbia, Tennessee facility was available for immediate sale in its present condition and reported as held for sale. During 2003, the property was determined by management to not be available for immediate sale, as defined in SFAS 144, due to current market conditions. As of December 31, 2003, the property was reported as held and used.

        Property, plant and equipment held for sale at December 31, 2002 was comprised of the following:

Land and land improvements	$580
Buildings	9,540
Machinery and equipment	200

10,320
Less accumulated depreciation and impairment	5,496

Property, plant and equipment—net	$4,824

7. Investment in Affiliate

        Included in "Equity in earnings of affiliates" is the Company's 50% interest in the earnings of AOT, Inc. ("AOT"). AOT is a joint venture between the Company and The Goodyear Tire & Rubber Company formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. The Company's investment in AOT at December 31, 2002 and 2003 totaled $3,621 and $3,106, respectively.

8. Long-Term Debt

        Long-term debt at December 31, 2002 and 2003 consists of the following:

	2002	2003
Revolving Credit Facility	$60,000	$25,000
Term A Facility	55,404
Term B Facility	69,256
AdM Term Facility	3,125
Term C Facility	97,000	96,000
New Term B Facility		180,000
Senior subordinated notes—net of $425 and $530 unamortized discount	189,370	189,475

	474,155	490,475
Less current maturities	4,125	1,900

Total	$470,030	$488,575

        Bank Borrowing—The Revolving Credit, Term A, Term B and Term C Advances were issued pursuant to the second amended and restated credit agreement ("Credit Agreement") dated as of July 27, 2001. The Revolving Credit, Term B and Term C Advances were borrowed by the U.S. Borrower and the Term A Advance was borrowed by Accuride Canada ("Canadian Borrower"). The Credit Agreement consists of: (i) a $55,404 Term A Advance; (ii) a $69,256 Term B Advance; (iii) a $97,000 Term C Advance; and (iv) up to $100,000 under the revolving credit facility (which may be limited to $87,500 based on certain leverage ratios) and trade letters of credit and standby letters of credit up to an aggregate sub-limit of $20,000. Letters of credit of $715 and $665 were outstanding at December 31, 2003 and 2002 respectively. Swing line advances may be made up to the lesser of: (1) $10,000; or (2) the aggregate unused revolving credit commitment from time to time.

        Effective June 13, 2003 Accuride entered into a third amended and restated credit agreement to refinance a portion of the debt outstanding under the July 27, 2001 second amended and restated credit agreement (the "Refinancing"). Under the Refinancing the Company repaid in full the aggregate amounts outstanding under the "Term A Facility", "Term B Facility" and the "Revolving Credit Facility" with proceeds from (i) a new term credit facility in an aggregate principal amount of $180 million that matures on June 13, 2007 ("New Term B"), and (ii) a new revolving facility ("New Revolver") in an aggregate principal amount of $66 million (comprised of a $36 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on June 13, 2006 (collectively, the "New Senior Facilities"). The New Senior Facilities provide for (i) increased interest rates, (ii) a second priority lien on substantially all of the Company's US and Canadian properties and assets to secure the New Term B, (iii) a first priority lien on the Company's properties and assets securing the New Revolver and Term C, (iv) a pledge of 65% of the stock of our Mexican subsidiary, and (v) a modification to the Company's financial covenants. A negative pledge restricts the imposition of other liens or encumbrances on any of the assets, subject to certain exceptions.

        The "Term C Facility" under the second amended and restated credit agreement remains outstanding under the Refinancing and the amortizations and maturities on the Term C Facility remain unchanged.

        Accuride's Canadian subsidiary is the borrower under the New Revolver and Accuride has guaranteed the repayment of such borrowing under the Refinancing. As of December 31, 2003, $25.0 million was outstanding under the New Revolver. The New Term B facility requires a $0.9 million repayment on June 13, 2004, June 13, 2005, and June 13, 2006, and $177.3 million on June 13, 2007. The Term C loan requires a $1.0 million repayment on January 21, 2004, and January 21, 2005, and $47.0 million repayment on January 21, 2006 and January 21, 2007.

        On December 10, 2003, the Company completed an amendment to the Refinancing. The Company re-priced its New Term B loan at LIBOR plus 525 basis points, a reduction of 100 basis points, and Term C loan at LIBOR plus 325 basis points, a reduction of 75 basis points. In addition, the Company eliminated the LIBOR floor provision for the New Term B loan.

        The Company has the option to borrow under the Credit Agreement at the Base Rate or Eurodollar Rate plus an Applicable Margin, as defined in the Credit Agreement. The Applicable Margin shall be adjusted upon the Company achieving certain leverage ratios and varies by type of borrowing. At December 31, 2003, the Company had $25,000 outstanding on the revolving credit facility under the Eurodollar Rate option. The corresponding Eurodollar Rate was 1.44% and the Applicable Margin was 4.00%. At December 31, 2002, the Company had $60,000 outstanding on the revolving credit facility under the Eurodollar Rate option. The corresponding Eurodollar Rate ranged from 1.44% - 2.25% and the Applicable Margin was 3.25%.

        The Company's other Bank Borrowings at December 31, 2002 and 2003 were all borrowed under the Eurodollar Rate option. At December 31, 2002 the corresponding Eurodollar Rates ranged from 1.94% -2.25%. At December 31, 2003 the corresponding Eurodollar Rates ranged from 1.44% - 1.50%.

        Under the terms of the Company's credit agreement, there are certain restrictive covenants that limit the payment of cash dividends and establish minimum financial ratios. The Company was in compliance with all such covenants at December 31, 2003.

        Senior Subordinated Notes—Interest at 9.25% on the senior subordinated notes (the "Notes") is payable on February 1 and August 1 of each year, commencing on August 1, 1998. The Notes mature in full on February 1, 2008 and may be redeemed, at the option of the Company, in whole or in part, at any time on or after February 1, 2003 in cash at the redemption prices set forth in the indenture, plus interest. The Notes are a general unsecured obligation of the Company ranking senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes are subordinated to all existing and future senior indebtedness of the Company including indebtedness incurred under the Credit Agreement. As of December 31, 2002 and 2003, the aggregate principal amount of Notes outstanding was $189,900.

        AdM Term Facility—At December 31, 2002, AdM had term notes outstanding of $3,125 under its $25,000 term facility. The aggregate principal outstanding was repaid in March 2003 at the close of the facility.

        Interest Rate Instruments—At December 31, 2002, the Company was a party to a 2.73% interest rate cap agreement that expired in January 2003 and was not renewed. As of December 31, 2003, the Company did not have any open interest rate agreements or obligations.

        Maturities of long-term debt, including the bond discount, based on minimum scheduled payments as of December 31, 2003, are as follows:

2004	$1,900
2005	1,900
2006	72,900
2007	224,300
Thereafter	189,900

Total	$490,900

9. Pension and Other Postretirement Benefit Plans

        The Company has funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service.

        In addition to providing pension benefits, the Company also has certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups. The majority of these benefits are paid by the Company.

        The Company uses a December 31 measurement date for all of its plans.

  Obligations and Funded Status:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Change in benefit obligation:
Benefit obligation—beginning of year	$45,791	$53,404	$18,668	$21,620
Service cost	2,504	2,309	665	774
Interest cost	3,140	3,850	1,285	1,417
Plan participants' contributions
Actuarial (gains)/losses	1,007	5,785	1,620	(192)
Benefits paid	(2,035)	(2,306)	(517)	(619)
Plan amendments	3,357
Foreign currency exchange rate changes	323	7,902	67	1,399
Curtailments/Settlements/Termination Benefits	(683)		(167)
Acquisition/transfer

Benefit obligation—end of year	53,404	70,944	21,620	24,399

Change in plan assets:
Fair value of assets—beginning of year	44,162	45,418
Actual return on plan assets	(1,845)	5,980
Employer contribution	4,758	5,251	517	619
Plan participant's contribution
Benefits paid	(2,035)	(2,306)	(517)	(619)
Foreign currency exchange rate changes	378	7,401

Fair value of assets—end of year	45,418	61,744

Reconciliation of funded status:
Unfunded status	(7,986)	(9,200)	(21,620)	(24,399)
Unrecognized actuarial loss	17,273	23,657	5,201	4,998
Unrecognized prior service cost (benefit)	5,110	5,717	(1,562)	(1,264)
Unrecognized net obligation	264	291

Net amount recognized	$14,661	$20,465	$(17,981)	$(20,665)

Amounts recognized in the statement of financial position:
Prepaid benefit cost	$15,147	$20,824	$—	$—
Accrued benefit liability	(18,697)	(24,376)	(17,981)	(20,665)
Intangible asset	5,440	6,063
Accumulated other comprehensive loss	12,771	17,954

Net amount recognized	$14,661	$20,465	$(17,981)	$(20,665)

        The accumulated benefit obligation for the pension plan was $51,629 and $69,109 at December 31, 2002 and 2003, respectively.

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $44,792, $44,060 and $36,775, respectively, as of December 31, 2002 and $59,824, $58,912 and $50,514 respectively, as of December 31, 2003.

  Components of Net Periodic Benefit Cost:

  For the years ended December 31,

	Pension Benefits			Other Benefits
	2001	2002	2003	2001	2002	2003
Service cost-benefits earned during the year	$2,965	$2,504	$2,309	$602	$665	$774
Interest cost on projected benefit obligation	2,957	3,140	3,850	1,106	1,285	1,417
Expected return on plan assets	(4,410)	(4,410)	(4,989)
Prior service cost and other amortization (net)	313	390	1,373	(208)	(127)	(23)

Net amount charged to income	1,825	1,624	2,543	1,500	1,823	2,168
Curtailment charge	—	420	—	—	5	—

Total net amount charged to income	$1,825	$2,044	$2,543	$1,500	$1,828	$2,168

  For the nine months ended September 30, (unaudited)

	Pension Benefits		Other Benefits
	2003	2004	2003	2004
Service cost-benefits earned during the year	$1,732	$2,010	$581	$665
Interest cost on projected benefit obligation	2,888	3,144	1,063	1,086
Expected return on plan assets	(3,742)	(4,250)	0	0
Prior service cost and other amortization (net)	1,030	1,212	(17)	(34)

Total net amount charged to income	$1,907	$2,116	$1,627	$1,717

  Additional Information:

	Pension Benefits		Other Benefits
	2002	2003	2003	2002
Increase in minimum liability included in other comprehensive income	$12,771	$5,182	N/A	N/A

  Actuarial Assumptions:

        Assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of increase in future compensation levels	4.00%	3.00%	4.00%	3.00%

        Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits
	2002	2003	2002	2003
Discount rate	7.00%	6.50%	7.00%	6.50%
Rate of increase in future compensation levels	4.00%	3.00%	4.00%	3.00%
Expected long-term rate of return on assets	9.00%	9.00%*	N/A	N/A

*
For 2003 a 9.5% return on assets assumption was used for the Canadian plans.

        The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

        Assumed health care cost trend rates at December 31 were as follows:

	2002	2003
Health care cost trend rate assumed for next year	10.00%	11.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.25%
Year that the rate reaches the ultimate trend rate	2008	2009

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2003:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$358	$(275)
Effect on postretirement benefit obligation	$3,417	$(2,668)

  Plan Assets:

        The Company's pension plan weighted-average asset allocations at December 31, 2002, and 2003, by asset category are as follows:

	2002	2003
Equity securities	55%	56%
Debt securities	38%	38%
Other	7%	6%

Total	100%	100%

        The Company's investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

        The Company's desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the US plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in the Company's investment policy statement. The Company's investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

        The Company believes that the plan's risk and liquidity posture are, in large part, a function of asset class mix. The Company's investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior.

Based on this and the plan's time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

	Lower Limit	Strategic Allocation	Upper Limit
Domestic Large Capitalization Equities:
Value	10%	15%	20%
Growth	10%	15%	20%
Index-Passive	15%	20%	25%
Domestic Aggressive Growth Equities:
International Equities	5%	10%	15%
Large-Mid Cap	5%	10%	15%
Fixed Income:
Domestic	25%	30%	35%

        The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

        While the Company uses the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

	Minimum	Maximum
Total Equities	40%	65%
Foreign Equities	0%	50%
Bonds and Mortgages	25%	50%
Short-Term	0%	15%

        Cash Flows—The Company expects to contribute approximately $5,200 to its pension plans and $700 to its other postretirement benefit plan in 2004.

        Other Plans—The Company also provides a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expense associated with these plans for the years ended December 31, 2001, 2002 and 2003 totaled $1,108, $1,391, and $1,066, respectively.

10. Income Taxes

        The income tax provision (benefit) from continuing operations for the years ended December 31 is as follows:

	2001	2002	2003
Current:
Federal	$—	$(7,697)	$(350)
State	415	77	78
Foreign	689	(435)	1,940

	1,104	(8,055)	1,668

Deferred:
Federal	(13,745)	6,158	(7,248)
State	(2,455)	(1,410)	(881)
Foreign	(1,712)	1,782	3,150
Valuation allowance	2,972	7,364	2,381

	(14,940)	13,894	(2,598)

Total	$(13,836)	$5,839	$(930)

        A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate (benefit) for the years ended December 31, is as follows:

	2001	2002	2003
Statutory tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes (benefit)	(5.3)	(1.6)	(9.4)
Incremental foreign tax (benefit)	(2.8)	6.2	33.9
Goodwill	2.0
Change in state tax rates	0.6
Change in valuation allowance	6.3	144.3	24.7
Reversal of previously accrued taxes			(25.9)
Other items—net	4.7	0.6	2.0

Effective tax rate (benefit)	(29.5)%	114.5%	(9.7)%

        Deferred income tax assets and liabilities comprised the following at December 31:

	2002	2003
Deferred tax assets:
Depreciation and amortization	$17,596	$14,985
Postretirement and postemployment benefits	7,170	8,093
Other	4,251	8,242
Foreign tax credit	6,626
Alternative minimum tax credit	1,018	1,058
Loss carryforwards	26,263	27,591
Valuation allowance	(9,391)	(5,063)

Total deferred tax assets	53,533	54,906

Deferred tax liabilities:
Asset basis and depreciation	14,970	12,340
Pension costs	1,264	1,310
Inventories	1,304	1,336
Other	9,569	9,413

Total deferred tax liabilities	27,107	24,399

Net deferred tax assets	26,426	30,507
Current deferred tax asset	1,523	4,276

Long-term deferred income tax asset—net	$24,903	$26,231

        The Company's net operating loss, available in various tax jurisdictions at December 31, 2003 will expire in various periods over the next 20 years. The foreign tax credit carryforward expired in 2003 and was charged against the related valuation allowance. The alternative minimum tax credit carryforward does not expire. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not the Company will realize the full benefit of deferred tax assets, except for a valuation allowance related to certain state loss carryforwards.

        During 2003, Accuride Corporation completed a refinancing of the debt of its Canadian subsidiary. The transaction resulted in recognition of a $2.1 million taxable gain attributable to significant fluctuations in foreign exchange rates over the term of the original debt. The effective tax rate recognized for foreign subsidiaries has also been significantly impacted by fluctuations in currency and translation adjustments which are recognized differently in foreign jurisdictions.

        As a result of the expiration of certain state statutes of limitation during 2003, the Company reversed previously accrued taxes of $2.5 million. In addition, the Company recorded a valuation allowance of approximately $2.4 million against deferred tax assets related to state net operating loss carryforwards, as management concluded that the Company will not likely realize the related tax benefits in future years.

        Pursuant to the Job Creation and Worker Assistance Act of 2002, a temporary incentive was added to the Internal Revenue Code to allow for a 5-year net operating loss carryback for fiscal years ending in 2002 and 2001. The Company elected to carry back its 2002 net operating loss to the 1998 pre-acquisition tax year, referred to herein as the "Pre-acquisition Period" (see Note 2). Phelps Dodge agreed to permit the Company to carry back the 2002 net operating loss into the Pre-acquisition Period.

        While Phelps Dodge did not pay any regular income tax in 1998 due to the utilization of foreign tax credits, it did incur alternative minimum tax. At December 31, 2002, a tax refund of approximately $7.8 million representing 20% of the alternative minimum tax net operating loss was recorded as a current tax benefit. As the regular tax net operating loss utilized in the pre-acquisition period was not expected to result in an income tax benefit, the Company recorded approximately $7.8 million of deferred tax expense. During 2003, the Company completed the carry back claim and received an $8.2 million refund.

        The Company intends to permanently reinvest the undistributed earnings of Accuride Canada. Accordingly, no provision for U.S. income taxes has been made for such earnings. At December 31, 2003 Accuride Canada has $17.8 million of cumulative retained earnings.

        At December 31, 2003, AdM had no cumulative retained earnings. The Company previously treated undistributed earnings as permanently reinvested. Accordingly, no provision for U.S. income taxes has ever been made for such earnings.

11. Stock Purchase and Option Plan

        Effective January 21, 1998, the Company adopted the 1998 Stock Purchase and Option Plan for key employees of Accuride Corporation and subsidiaries (the "1998 Plan").

        The 1998 Plan provides for the issuance of shares of authorized but not issued or reacquired shares of Common Stock subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan permits the issuance of Common Stock (the "1998 Plan-Purchase Stock") and the grant of non-qualified stock options (the "1998 Plan-Options") to purchase shares of Common Stock (the issuance of 1998 Plan Purchase Stock and the grant of the 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

        Pursuant to the original 1998 Plan, 2,667 shares of Common Stock of the Company were reserved for issuance under such plan. In May 2002, an amendment to the Stock Purchase and Option Plan was adopted, that increased the number of shares reserved for issuance under the plan to 3,247.

        1998 Plan-Purchase Stock—As of December 31, 2003, 799 shares of Common Stock under the 1998 Plan Purchase Stock totaling $3,996 were outstanding under the terms of stock subscription agreements with various management personnel of the Company. During 2003 and 2002 no shares were repurchased as treasury stock. The unpaid principal balance of $15 under the stock subscription agreements has been recorded as a reduction of stockholders' equity.

        1998 Plan-Options—The following is an analysis of stock option activity pursuant to the 1998 Plan for and the stock options outstanding at the end of the respective period:

	Year ended December 31,
	2001		2002		2003
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding—beginning of year	1,648	$5,014	1,229	$5,017	2,369	$2,851
Granted			1,572	$1,750
Cancelled	(309)	$5,000
Forfeited or expired	(110)	$5,006	(432)	$5,003	(194)	$3,609

Outstanding—end of year	1,229	$5,017	2,369	$2,851	2,175	$2,783

Options exercisable—end of year	952	$5,012	1,108	$3,858	1,387	$3,264

        All originally issued time options vest in equal installments over a five-year period from the date of the grant. Subsequently issued time options vest over a four-year period. Performance options vest after approximately eight years, or can vest at an accelerated rate if the Company meets certain performance objectives. As of December 31, 2003, options outstanding have an exercise price ranging between $1,750 and $5,250 per share and a weighted average remaining contractual life of 7.3 years.

        In 2001, the Company offered eligible employees the opportunity to exchange performance options with an exercise price of $5,000 per share or more that were scheduled to vest in 2001 and 2002 for new options which the Company granted in 2002 under the 1998 Plan. The new options will vest over a period of four years and have an exercise price of $1,750. In April 2002, the Company issued 190.1 options at $1,750 pursuant to the exchange agreement executed in October, 2001.

12. Commitments

        The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

        Rent expense for the years ended December 31, 2001, 2002 and 2003 was $2,372, $2,443 and $2,879, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 2003 are as follows:

2004	$2,129
2005	1,889
2006	1,658
2007	1,281
2008	865
Thereafter	735

Total	$8,557

13. Contingencies

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that the outcome of these proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

        The Company's operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to the Recapitalization of the Company on January 21, 1998, the Company was indemnified by PDC with respect to certain environmental liabilities at its Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, the Company has been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

14. Segment Reporting

        The Company operates in one business segment: the design, manufacture and distribution of wheels and rims for trucks, trailers, and other vehicles.

        Geographic Segments—The Company has operations in the United States, Canada, and Mexico which are summarized below.

For Year Ended Dec. 31, 2001	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$258,754	$10,532	$35,337	$—	$304,623
Sales to unaffiliated customers—export	21,983		5,465		27,448

Total	$280,737	$10,532	$40,802	$—	$332,071

Long-lived assets	$378,184	$108,191	$40,995	$(153,137)	$374,233

For Year Ended Dec. 31, 2002	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$271,329	$12,206	$34,910	$—	$318,445
Sales to unaffiliated customers—export	25,103		2,001		27,104

Total	$296,432	$12,206	$36,911	$—	$345,549

Long-lived assets	$352,457	$131,843	$37,272	$(165,021)	$356,551

For Year Ended Dec. 31, 2003	United States	Canada	Mexico	Eliminations	Combined
Net sales:
Sales to unaffiliated customers—domestic	$301,548	$11,226	$30,106	$—	$342,880
Sales to unaffiliated customers—export	17,589		3,789		21,378

Total	$319,137	$11,226	$33,895	$—	$364,258

Long-lived assets	$344,641	$153,696	$33,157	$(166,184)	$365,310

        Sales to three customers exceed 10% of total net sales for the years ended December 31, as follows:

	2001		2002		2003
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Customer one	$41,073	12.4%	$66,576	19.2%	$72,205	19.8%
Customer two	70,830	21.3%	57,386	16.6%	58,657	16.1%
Customer three	40,171	12.1%	45,464	13.2%	47,806	13.1%

	$152,074	45.8%	$169,426	49.0%	$178,668	49.0%

        Each geographic segment made sales to all three major customers in 2003.

15. Financial Instruments

        The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

        The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying amounts and related estimated fair values for the Company's remaining financial instruments are as follows:

	2002		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets
Commodity Price Contracts	$47	$47	$—	$—
Liabilities
Foreign Exchange Forward Contracts	$114	$114	$—	$—
Commodity Price Contracts	$9	$9	$—	$—
Total Debt	$474,155	$368,265	$490,475	$501,665

        Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31.

        The fair value of the Company's long-term debt has been determined on the basis of the specific securities issued and outstanding. All of the Company's long-term debt is at variable rates at December 31, 2002 and 2003 except for the senior subordinated notes which have a fixed interest rate of 9.25% (see Note 8).

16. Related Party Transactions

        Effective January 21, 1998, the Company and KKR entered into a management agreement providing for the performance by KKR of certain management, consulting and financial services for the Company. The Company expensed approximately $600 in each of the three years ended December 31, 2003, pursuant to such management agreement. As of December 31, 2002 and 2003, the Company had recorded a Prepaid Expense of $150 and $0, respectively, to KKR for these services.

17. Quarterly Data (Unaudited)

        The following table sets forth certain quarterly income statement information of the Company for the fiscal years ended December 31, 2002 and 2003:

	2002
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands except per share data)
Net sales	$77,804	$94,585	$92,972	$80,188	$345,549
Gross profit	11,727	18,902	18,604	10,084	59,317
Operating expenses	6,736	6,693	6,207	4,378	24,014
Income from operations	4,991	12,209	12,397	5,706	35,303
Equity earnings (loss) of affiliates	39	66	111	(34)	182
Other expense(1)	(9,059)	(8,372)	(14,128)	(9,028)	(40,587)
Net income (loss)	(3,374)	1,977	(594)	(8,950)	(10,941)
Diluted income (loss) per share	$(136)	$80	$(24)	$(361)
	2003
	Q1	Q2	Q3	Q4	Total
	(Dollars in Thousands except per share data)
Net sales	$88,248	$94,207	$87,439	$94,364	$364,258
Gross profit(2)	15,621	18,517	13,148	15,544	62,830
Operating expenses	5,889	6,305	5,499	6,225	23,918
Income from operations	9,732	12,212	7,649	9,319	38,912
Equity earnings (loss) of affiliates	181	199	81	24	485
Other expense(1)	(9,453)	(20,561)	(10,291)	(8,747)	(49,052)
Net income (loss)	(578)	(5,953)	(2,793)	599	(8,725)
Diluted income (loss) per share	$(23)	$(240)	$(113)	$24

(1)
Included in other expense are interest income, interest expense, and other income (expense), net. Also included in the quarter ended June 30, 2003 is $11,257 of refinancing costs.

(2)
Included in cost of sales for the quarter ended December 31, 2003 is the reversal of $860 in accrued liabilities for which management determined no obligation of the Company existed.

18. Valuation and Qualifying Accounts

        The following table summarizes the changes in the Company's valuation and qualifying accounts:

	Balance at Beginning of Period	Charges (credits) to Cost and Expenses	Recoveries	Write-Offs	Balance at end of Period
Reserves deducted in balance sheet from the asset to which applicable:
Accounts Receivable:
December 31, 2001	$806	$1,035	$275	$(668)	$1,448
December 31, 2002	1,448	(169)	378	(293)	1,364
December 31, 2003	1,364	(259)	7	(290)	822

19. Subsequent Event (Unaudited)

        On December 24, 2004, the Company signed an agreement to acquire Transportation Technologies Industries, Inc. (TTI), one of the largest North American manufacturers of truck components for the heavy and medium-duty trucking industry. Pursuant to the merger agreement, the existing stockholders of Accuride will own 65% of the common stock of the combined entity while the existing stockholders of TTI (TTI Group) will own the remaining 35%. In addition, the TTI Group could receive up to an additional 3% of the common stock of the combined entity, upon achievement of certain performance goals.

******

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-36
Consolidated Balance Sheets as of December 31, 2002 and 2003 and (unaudited) September 30, 2004	F-37
Consolidated Statements of Operations for the years ended December 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2003 and 2004	F-38
Consolidated Statements of Cash Flows for the years ended December 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2003 and 2004	F-39
Consolidated Statements of Changes in Shareholders' Equity and Other Comprehensive Loss for the years ended December 31, 2001, 2002 and 2003 and (unaudited) the nine months ended September 30, 2004	F-40
Notes to Consolidated Financial Statements	F-42

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportation Technologies Industries, Inc.:

        We have audited the accompanying consolidated balance sheets of Transportation Technologies Industries, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity and other comprehensive loss for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Transportation Technologies Industries, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 5 to the financial statements, the Company changed its method of accounting for goodwill and certain identifiable intangible assets in 2002.

DELOITTE & TOUCHE LLP

Chicago, Illinois
April 19, 2004
(July 6, 2004 as to Notes 8 and 23)

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
	(in thousands except share data)
Assets:
Current assets:
Cash and cash equivalents	$14,085	$—	$—
Accounts receivable (net of allowance: 2002—$1,058; 2003—$767; 2004—$715 (unaudited))	35,261	50,884	81,949
Inventories—net	35,086	44,314	53,265
Deferred income tax assets	8,932	6,692	11,295
Other current assets	8,888	9,111	9,340

Total current assets	102,252	111,001	155,849
Property, plant and equipment—net	91,996	87,414	84,281
Deferred financing costs and other—net	14,317	11,002	9,278
Goodwill	199,079	199,079	199,079
Intangible assets—net	42,899	42,248	41,921

Total assets	$450,543	$450,744	$490,408

Liabilities and shareholders' equity:
Liabilities:
Accounts payable	$28,086	$40,124	$59,779
Accrued payroll and employee benefits	12,720	12,022	16,561
Other current liabilities	26,223	25,867	22,786
Current maturities of long-term debt	18,829	19,473	1,150

Total current liabilities	85,858	97,486	100,276
Senior long-term debt less current maturities	183,811	171,228	234,875
Subordinated notes	145,196	118,428	100,000
Deferred income tax liabilities	3,524	11,304	11,304
Other long-term liabilities	57,529	32,529	28,447

Total liabilities	475,918	430,975	474,902

Shareholders' equity:
Preferred stock—400,000 shares authorized—all series
Senior Series E preferred stock, par $0.01—25% cumulative; 41,475 outstanding as of December 31, 2003 and September 30, 2004 (unaudited), respectively	—	—	—
Series A junior preferred stock, par $0.01—14.5% cumulative; 103,806 and 119,752 and 133,190 issued and outstanding as of December 31, 2002 and 2003 and September 30, 2004 (unaudited), respectively	1	1	1
Series C and Series D junior preferred stock, both par $0.01—14,000 and 42,000 issued and outstanding as of December 31, 2002 and 2003 and September 30, 2004 (unaudited), respectively	—	1	1
Common stock, par $0.01—20,000,000 shares, authorized and 1,860,464 issued and outstanding shares as of December 31, 2002 and 2003 and September 30, 2004 (unaudited), respectively;	19	19	19
Paid-in capital	128,362	185,950	208,792
Accumulated deficit	(139,209)	(153,477)	(180,582)
Accumulated other comprehensive loss and other	(14,548)	(12,725)	(12,725)

Total shareholders' equity	(25,375)	19,769	15,506

Total liabilities and shareholders' equity	$450,543	$450,744	$490,408

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands except per share data)
Net sales	$391,401	$411,598	$440,009	$328,308	$435,310
Cost of sales	330,873	340,103	368,931	274,315	372,545

Gross profit	60,528	71,495	71,078	53,993	62,765
Selling, general, and administrative expense	43,701	36,673	38,896	29,289	30,317
Net (gain) loss on disposition of property, plant and equipment	—	—	(2,600)	663	2,203
Reduction in estimated environmental remediation liability	—	—	(6,636)	—	—
Restructuring costs	19,573	—	—	—	—
Severance expense for former CEO	—	—	—	—	3,460

Operating (loss) income	(2,746)	34,822	41,418	24,041	26,785
Gain on sale of rail assets	(5,000)	—	(10,000)	—	—
Loss on debt extinguishment	796	—	1,803	—	10,655
Transaction related costs	1,592	—	—	—	—
Interest income	(597)	(92)	(496)	(411)	—
Interest expense	45,640	42,306	40,362	30,167	23,893

Income (loss) before income taxes	(45,177)	(7,392)	9,749	(5,715)	(7,763)
Income tax expense (benefit)	(15,151)	(1,679)	6,248	(2,099)	(3,500)

Net (loss) income before cumulative effect of accounting change	(30,026)	(5,713)	3,501	(3,616)	(4,263)
Cumulative effect of accounting change—net of income taxes	—	(3,794)	—	—	—

Net (loss) income	(30,026)	(9,507)	3,501	(3,616)	(4,263)
Preferred stock dividends	13,393	15,267	17,769	12,849	22,842

Net loss available to common shareholders	$(43,419)	$(24,774)	$(14,268)	$(16,465)	$(27,105)

Weighted average common shares outstanding—basic and diluted	2,102	2,280	2,605	2,582	2,674
Net loss per common share before cumulative effect of accounting change	$(20.66)	$(9.21)	$(5.48)	$(6.38)	$(10.14)

Cumulative effect of accounting change per common share	—	(1.66)	—	—	—

Net loss per common share—basic and diluted	$(20.66)	$(10.87)	$(5.48)	$(6.38)	$(10.14)

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(30,026)	$(9,507)	$3,501	$(3,616)	$(4,263)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and intangible asset amortization	25,054	15,518	15,546	12,091	10,176
Deferred financing cost and senior subordinated note discount amortization	3,185	3,541	4,114	2,922	1,678
Senior subordinated note interest paid in kind	10,211	10,979	7,894	7,774	—
Deferred income taxes	(8,452)	(837)	9,694	2,687	(3,132)
Gain on sale of rail assets	(5,000)	—	(10,000)	—	—
Reduction in estimated environmental remediation liability	—	—	(6,636)	—	—
Net (gain) loss on disposition of property, plant and equipment	—	—	(2,600)	663	2,203
Loss on extinguishment of long-term debt	796	—	1,803	—	10,655
Cumulative change in accounting—net	—	3,794	—	—	—
Restructuring charges	19,552	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	12,276	(302)	(15,623)	(18,987)	(31,065)
Inventories	5,611	(3,339)	(9,228)	(7,206)	(8,951)
Accounts payable	(7,640)	2,290	12,038	14,683	19,655
Accrued payroll and employee benefits	(1,899)	(1,221)	(698)	1,962	5,064
Other assets and liabilities	(1,372)	2,278	(1,959)	(7,097)	(13,022)

Cash provided by operating activities	22,296	23,194	7,846	5,876	(11,002)

Cash flows from investing activities:
Capital expenditures	(5,450)	(10,242)	(15,044)	(12,103)	(5,336)
Proceeds from the sale of property, plant and equipment	—	—	6,651	—	—
Proceeds from the sale of rail assets	15,000	—	—	—	—

Cash provided by investing activities	9,550	(10,242)	(8,393)	(12,103)	(5,336)

Cash flows from financing activities:
Net borrowing under the revolving credit facility	—	—	12,000	7,000	6,500
Proceeds from stock issuances	10,000	—	1,000	—	—
Proceeds from new revolving credit facility					215,000
Payments of term loans	(28,996)	(13,984)	(23,939)	(13,818)	(550)
Prepayment of existing revolving credit facility	—	—	—	—	(175,626)
Prepayment of old subordinated notes				—	(20,926)
Payments of debt financing and equity issuance costs	(923)	(1,162)	(2,599)	—	(8,060)

Cash used in financing activities	(19,919)	(15,146)	(13,538)	(6,818)	16,338

Net change in cash and cash equivalents	11,927	(2,194)	(14,085)	(13,045)	—
Cash and cash equivalents—beginning of period	4,352	16,279	14,085	14,085	—

Cash and cash equivalents—end of period	$16,279	$14,085	$—	$1,040	$—

Supplemental Information:
Cash paid for:
Interest	$32,003	$27,414	$24,229	$21,370	$22,139
Income taxes	1,249	231	838	546	2,826
Supplemental disclosure of non-cash financing activities:
Issuance of senior preferred stock	$—	$—	$40,475	—	—
Extinguishment of senior subordinated notes	—	—	(39,140)	—	—
Exchange of senior subordinated notes	—	—	—	—	(100,000)

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS

	Series A		Series C		Series D		Series E
	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Preferred Stock Shares	Total Preferred Stock Amount	Preferred Stock Amount
	(in thousands)
BALANCE—January 1, 2001—as restated	78,073	$1	—	$—	—	$—	—	$—	$1
Shares released from Rabbi Trust
Preferred stock in-kind dividends	11,951	—							—
Preferred stock accretion
Net loss
Unrealized loss on cash flow hedge—net of tax of $913
Common stock issuance
Warrants issued to subordinated note holders
Minimum pension liability increase—net of tax of $2,431
Total comprehensive loss

BALANCE—December 31, 2001	90,024	1	—	—	—	—	—	—	1
Shares released from Rabbi Trust
Preferred stock in-kind dividends	13,782	—							—
Preferred stock accretion
Net loss
Change in unrealized loss on cash flow hedge—net of tax of $1,179
Minimum pension liability increase—net of tax of $6,525
Total comprehensive loss

BALANCE—December 31, 2002	103,806	1	—	—	—	—	—	—	1
Preferred Stock in-kind dividends	15,946	—							—
Preferred stock accretion
Net income
Change in unrealized loss on cash flow hedge—net of tax of $353
Minimum pension liability increase—net of tax of $795
Senior preferred stock issuance			14,000	—	42,000	—	41,475	1	1
Total comprehensive loss

BALANCE—December 31, 2003	119,752	1	14,000	—	42,000	—	41,475	1	2
Preferred stock in-kind dividends (unaudited)	13,438	—						—	—
Preferred stock accretion (unaudited)
Net income (unaudited)

BALANCE—September 30, 2004 (unaudited)	133,190	$1	14,000	$—	42,000	$—	41,475	$1	$2

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS (Continued)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Accumulated Other Comprehensive Loss	Other	Total
BALANCE—January 1, 2001—as restated	1,395	$14	$86,707	$(71,016)	$—	$—	$(2,650)	$13,056
Shares released from Rabbi Trust							545	545
Preferred stock in-kind dividends			12,023	(12,023)				—
Preferred stock accretion			1,370	(1,370)				—
Net loss				(30,026)				(30,026)
Unrealized loss on cash flow hedge—net of tax of $913					(2,343)	(2,343)		(2,343)
Common stock issuance	465	5	9,995					10,000
Warrants issued to subordinated note holders			3,000					3,000
								—
Minimum pension liability increase—net of tax of $2,431			—	—	(3,803)	(3,803)	—	(3,803)

Total comprehensive loss					(6,146)

BALANCE—December 31, 2001	1,860	19	113,095	(114,435)		(6,146)	(2,105)	(9,571)
Shares released from Rabbi Trust							2,105	2,105
Preferred stock in-kind dividends			13,864	(13,864)
Preferred stock accretion			1,403	(1,403)				—
Net loss				(9,507)				(9,507)
Change in unrealized loss on cash flow hedge—net of tax of $1,179					1,814	1,814		1,814
Minimum pension liability increase—net of tax of $6,525			—	—	(10,216)	(10,216)	—	(10,216)

Total comprehensive loss					(8,402)

BALANCE—December 31, 2002	1,860	19	128,362	(139,209)		(14,548)		(25,375)
Preferred Stock in-kind dividends			16,332	(16,332)				—
Preferred stock accretion			1,437	(1,437)				—
Net income				3,501				3,501
								—
Change in unrealized loss on cash flow hedge—net of tax of $353					529	529		529
								—
Minimum pension liability increase—net of tax of $795					1,294	1,294		1,294

Senior preferred stock issuance			39,819	—		—		39,820
Total comprehensive loss					1,823

BALANCE—December 31, 2003	1,860	19	185,950	(153,477)		(12,725)	—	19,769
Preferred stock in-kind dividends (unaudited)			21,741	(21,741)				—
Preferred stock accretion (unaudited)			1,101	(1,101)		—		—
Net income (unaudited)				(4,263)				(4,263)
Total comprehensive loss (unaudited)					0

BALANCE—September 30, 2004 (unaudited)	1,860	$19	$208,792	$(180,582)		$(12,725)	$—	$15,506

See notes to consolidated financial statements.

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unaudited consolidated financial statements of Transportation Technologies Industries, Inc. ("TTI") as of September 30, 2004 and for the nine months ended September 30, 2003 and 2004 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the TTI believes that the following disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations for the interim periods presented. All adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

1. Description of Business

        Transportation Technologies Industries, Inc. and its subsidiaries ("TTI"), formed in October 1991, is a leading manufacturer of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. TTI's operations comprise one operating segment conducted by wholly owned subsidiaries located in North America.

2. Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of Transportation Technologies Industries, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

        Interim Financial Information—The quarterly financial statements presented herein and the related quarterly information contained within the following footnotes are unaudited. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the registrant believes that all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year.

        Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform with current year presentation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for inventory valuation, reserve for returns and allowances, valuation of goodwill and intangible assets having indefinite lives, pension benefits and depreciation and amortization.

        Cash and Cash Equivalents—TTI considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

        Allowance for Doubtful Accounts—TTI calculates allowances for estimated losses resulting from the inability of customers to make required payments. TTI assesses the creditworthiness of its customers based on multiple sources of information and analyzes such factors as historical bad debt experience, publicly available information regarding customers and the inherent credit risk related to them, current economic trends and changes in customer payment terms or payment patterns. TTI's calculation is then reviewed by management to assess whether, based on economic events, additional analyses are required to appropriately estimate losses.

        Inventories—Inventories are stated at the lower of cost or market, the cost being determined principally by the first-in, first-out ("FIFO") method, with the cost of the remaining inventories determined on the last-in, first-out method ("LIFO"). TTI regularly evaluates the composition and age of inventory to identify slow-moving, excess and obsolete inventories. The method of establishing the reserve is based on evaluating historical experience as well as estimates of future sales. The reserve is adjusted for any expected changes to ensure that the identified slow-moving, excess and obsolete inventories are stated at net realizable value. The provision for such amounts is reflected as a component of cost of sales. Had all inventories been determined on the FIFO method, inventories would have been higher than those reported at December 31, 2002 and 2003 by $1.5 million and $1.6 million, respectively.

        Long-lived Assets—Long-lived assets, including property, plant and equipment, and certain identifiable finite intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indications of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future net cash flows of the underlying business. An impairment in the carrying value of an asset is recognized whenever anticipated future cash flows (undiscounted and without interest charges) from an asset are estimated to be less than its carrying value. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to the estimated fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        Property, Plant and Equipment—Property, plant and equipment is recorded at cost and depreciated based on the following estimated useful lives: buildings—20 to 40 years; building improvements—10 to 40 years; and machinery and equipment—3 to 12 years. Depreciation is computed using the straight-line method. Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized. For tax purposes, assets are depreciated using accelerated methods.

        Goodwill and Other Intangibles—As of January 1, 2002, upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill and intangibles with an indefinite life are no longer amortized. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line method over 40 years, and intangibles with indefinite lives were amortized from 13 to 40 years. TTI's finite-lived acquired intangible assets are amortized on a straight-line method and include the following: patents, 8 years; and non-compete agreements, 4 years. See Note 5 "Goodwill and Other Intangibles."

        Deferred Financing Costs—Deferred financing costs of $17.6 million, $19.1 million and $20.1 million at December 31, 2001, 2002 and 2003, respectively, relate to the issuance and subsequent amendments to TTI's Credit Facility, Subordinated Notes and Industrial Revenue Bond debt. Deferred financing costs are amortized using the effective interest rate method over the term of the related debt. During 2001, 2002 and 2003, TTI recorded amortization expense of $2.5 million, $2.7 million and $3.4 million as a component of interest expense.

        Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and the tax basis of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        Environmental Reserves—TTI is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate TTI's ongoing operations, TTI is also party to environmental remediation liability. It is TTI's policy to provide and accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers.

        Revenue Recognition—Revenue from product sales is recognized upon shipment whereupon title passes and TTI has no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a percentage of sales based upon management's best estimate of future returns and other claims considering TTI's historical experience. Allowances for estimated returns, discounts, customer rebate programs and pricing adjustments are recognized as a reduction of sales when the related sales are recorded. The allowance for these items is estimated based on various market data, historical trends and information from TTI's customers. Adjustments to the allowances are recorded quarterly based on current estimates available.

        Financial Instruments—All derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. The ineffective portion, if any, of a hedging derivative's change in fair value is immediately recognized in earnings.

        Concentration of Risk—TTI's principal business is the manufacturing and sale of wheel-end components, body and chassis components, seating assemblies, steerable drive axles, gear boxes and castings for the heavy- and medium-duty truck industry. Due to the nature of its operations, TTI is subject to significant concentration risks relating to business with four customers in 2003 and three customers in 2002. These customers accounted for 10%, 19% and 10%; 14%, 19% and 11%; and 17%, 16% and 10% of accounts receivable at December 31, 2001, 2002 and 2003, respectively. TTI also has concentrations of labor subject to collective bargaining arrangements. The percentage of TTI's labor force covered by a collective bargaining agreement is 44% at December 31, 2003.

        Accounting Pronouncements—On April 30, 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statement amends and clarifies derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 was effective for us on a prospective basis for contracts entered into or modified and for hedging relationships designated for fiscal periods beginning after September 30, 2003. This statement had, and is expected to have, no effect on our consolidated financial statements.

        On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, even though it might previously have been classified as equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and applies to all financial instruments in the first interim period beginning after September 15, 2003. This statement had, and is expected to have, no effect on TTI's consolidated financial statements.

        On December 24, 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership or other pecuniary interest in an entity that change with changes in the entity's net asset value." Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. TTI does not expect the recognition provisions of FIN 46 or FIN 46R to have an impact on TTI's business, results of operations or financial position. This statement had, and is expected to have, no effect on TTI's consolidated financial statements.

3. Detail of Certain Assets and Liabilities

        The following details certain assets and liabilities as of December 31, 2002 and 2003:

	2002	2003
	(in thousands)
Reserve for LIFO inventory valuation:
Balance—beginning of year	$1,693	$1,490
Provision	(203)	143

Balance—end of year	$1,490	$1,633

Property, plant and equipment:
Land	$5,040	$3,717
Buildings and improvements	32,615	33,053
Machinery and equipment	131,395	145,055
Construction in progress	8,756	5,843

	177,806	187,668
Less accumulated depreciation	85,810	100,254

Property, plant and equipment—net	$91,996	$87,414

Other current liabilities:
Accrued interest	$7,997	$6,921
Accrued workers' compensation	5,681	5,037
Current portion of post-retirement medical and pension benefit reserve	2,984	4,988
Other	9,561	8,921

Total other current liabilities	$26,223	$25,867

Other long-term liabilities:
Post-retirement medical and pension benefit reserve	$34,358	$25,490
Environmental reserves	9,514	2,850
Deferred gain on rail asset sale	10,000	—
Other	3,657	4,189

Total other long-term liabilities	$57,529	$32,529

        Inventories of TTI consist of the following:

	December 31, 2002	December 31, 2003	September 30, 2004
			(unaudited)
	(in thousands)
Raw materials	$15,211	$19,692	$26,136
Work-in-progress	10,383	14,013	15,360
Finished goods	10,982	12,242	15,933
LIFO Adjustment	(1,490)	(1,633)	(4,164)

	$35,086	$44,314	$53,265

4. Valuation and Qualifying Accounts

        The following tables summarize the changes in TTI's valuation and qualifying accounts:

	December 31, 2001	December 31, 2002	December 31, 2003
	(in thousands)
Allowance for doubtful accounts
Balance—beginning of year	$2,017	$1,657	$1,058
Provision for doubtful accounts	176	41	442
Net write-offs	(536)	(640)	(733)

Balance—end of year	$1,657	$1,058	$767

Reserve for excess and obsolete inventory
Balance—beginning of year	$1,343	$909	$531
Provision	1,087	(291)	100
Net write-offs	(1,521)	(87)	(55)

Balance—end of year	$909	$531	$576

5. Goodwill and Other Intangibles

        Effective January 1, 2002, TTI adopted SFAS No. 142. This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach.

        As a result of the adoption of SFAS No. 142, TTI recorded a transitional goodwill impairment charge in 2002 of $6.2 million ($3.8 million net of tax), presented as a cumulative effect of accounting change. Upon its adoption of SFAS No. 142, TTI determined that it has five reporting units. The $6.2 million impairment recognized related to TTI's Imperial Group reporting unit due to the decline in its operational performance since its acquisition in 1999.

        TTI selected December 31 as its annual testing date. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. TTI estimates the fair values of the related operations using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate derived from TTI's market capitalization plus a suitable control premium at the date of evaluation. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. As a result of TTI's assessment as of December 31, 2003, no impairment was indicated and no impairment triggers have been identified.

        TTI has determined that certain of its trademarks and technology have indefinite lives. TTI's determination has been made in accordance with paragraph 11 of SFAS No. 142 based on its conclusion that at present there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of such assets. The amounts tied to trademarks are primarily attributable to TTI's Gunite and Brillion brand names. Each such name has been widely known and respected in its respective markets since the early 1900s, and TTI believes that they will continue to be widely known and respected indefinitely into the future. Gunite and Brillion products are two of the leading North American names in their respective product categories and TTI continues to expand the Gunite and Brillion product portfolios. TTI may continue to renew their legal status at minimal cost, and there are no contractual restrictions on use. Finally, the competitiveness of such companies in their respective markets has been, and TTI believes will continue to be, widely accepted with the Gunite and Brillion names representing such competitiveness. The technology with an indefinite life is primarily attributable to Gunite. The technology to manufacture Gunite's wheel-end products has proven to be a leading technology for between 10 to 20 years. Such technology is expected to continue to contribute cash flows to TTI's business for an indefinite period of time due to the related products' life cycles and market and competitive trends. Such technology presently has no legal, regulatory or contractual limitations on use, and is expected to continue to enable Gunite to retain a leading position in its market.

        In accordance with SFAS No. 142, the effect of the standard is reflected prospectively. Supplemental disclosure as if the standard has been adopted as of December 31, 2001 is as follows:

	2001	2002	2003
	(in thousands except per share data)
Reported net loss	$(43,419)	$(24,774)	$(14,268)
Add back: Goodwill and indefinite life intangible assets amortization, net of tax	4,591	—	—

Pro forma net loss	(38,828)	(24,774)	(14,268)
Net loss per share—basic and diluted
Reported net loss	(20.66)	(9.21)	(5.48)

Add back: Goodwill amortization, net of tax	2.18	—	—

Adjusted net loss per share—basic and diluted	$(18.48)	$(9.21)	$(5.48)

        There were no changes in the carrying amounts of goodwill in the quarter ended September 30, 2004.

        Other intangible assets consist of the following:

	December 31, 2002		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Finite-lived intangible assets:
Patents	$5,878	$2,846	$5,878	$3,182
Non-compete agreements	2,550	2,266	2,550	2,476
Pension assets	1,488	—	1,383	—

Total finite-lived intangible assets	$9,916	$5,112	$9,811	$5,658

Indefinite-lived intangible assets:
Trademarks	$22,570	—	$22,570	—
Technologies	15,525	—	15,525	—

Total indefinite-lived intangible assets	$38,095	—	$38,095	—

	September 30, 2004
	Gross Carrying Amount	Accumulated Amortization
	(Unaudited) (In thousands)
Finite-lived tangible assets:
Patents	$5,878	$3,435
Non-compete agreements	2,550	2,550
Pension assets	1,383	—

Total finite-lived intangible assets	$9,811	$5,985

Indefinite-lived intangible assets:
Trademarks	$22,570	—
Technologies	15,525	—

Total indefinite-lived intangible assets	$38,095	—

        Amortization expense recognized in connection with TTI's finite-lived intangible assets was $1.8 million, $0.8 million and $0.5 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $0.4 million and $0.3 million for the nine months ended September 30, 2003 and 2004 (unaudited), respectively.

        TTI expects amortization expense to be approximately $0.5 million in 2004 and $0.3 million for each of the next four years.

6. Debt

        As of December 31, 2002 and 2003, and September 30, 2004 (unaudited) total debt consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
	(in thousands)
Credit facility:
Revolving loans	$—	$12,000	$18,500
Term loans	199,540	175,601	214,425
Senior subordinated notes—net discount of $4,157, $1,823 and $0 (unaudited), respectively	145,196	118,428	100,000
Industrial revenue bonds	3,100	3,100	3,100

Total debt	347,836	309,129	336,025
Less current maturities	18,829	19,473	1,150

Total long-term debt	$329,007	$289,656	$334,875

        Credit Facility—As of December 31, 2003, TTI's Credit Facility consisted of (i) a $175.6 million term loan facility comprising a $45.5 million tranche A term loan ("Tranche A") and a $130.1 million tranche B term loan ("Tranche B"); and (ii) a $42.5 million Revolving Facility.

        Borrowings bear interest at a rate equal to, at TTI's option, the following: Tranche A and Revolving Facility, LIBOR plus 3.75% or Prime Rate plus 2.50%, and Tranche B, LIBOR plus 4.25% or Prime Rate plus 3.00%. TTI also pays the lenders a commitment fee equal to 0.75% per annum of the undrawn portion of each lender's commitment. The LIBOR and Prime Rate margins are subject to reductions, based upon certain changes in the leverage ratio. The Tranche A and Tranche B term loans mature on March 9, 2006 and March 9, 2007, respectively. The Revolving Facility expires on March 9, 2005. Availability under the Revolving Facility at December 31, 2003, after consideration of $12.0 million drawn and $15.9 million in outstanding letters of credit, was $14.6 million.

        Substantially all assets of TTI and its material subsidiaries, and a pledge of the stock of all subsidiaries, secure the obligations of TTI under the Credit Facility. Loans under the Term Facility are required to be prepaid with 75% of excess cash flow (as defined in the Credit Facility and subject to reductions, based upon certain changes in the leverage ratio), the proceeds of certain equity issuances of TTI, and 100% of net cash proceeds of certain asset sales and debt issuances of TTI.

        The Credit Facility contains covenants placing restrictions on: (i) indebtedness, (ii) the sale of assets, (iii) mergers, acquisitions and other business combinations, (iv) minority investments and (v) the payment of cash dividends to shareholders. The Credit Facility also contains financial covenants requirements to maintain certain levels of interest and fixed charge coverage, debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined by the agreement, and to limit capital expenditures. TTI was in compliance with all covenants at December 31, 2003.

        Senior Subordinated Notes—On December 19, 2003, TTI amended the terms of its Senior Subordinated Notes to permit TTI to issue $41.5 million of new Senior Preferred Stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. Concurrently, certain existing shareholders of TTI, including members of management, acquired $40.0 million in face value of the Senior Subordinated Notes. These Senior Subordinated Notes were extinguished on the same date in exchange for $40.0 million of newly issued Senior Preferred Stock (see Note 8). The exchange was valued at the estimated fair value of the Senior Preferred Stock. The loss on the extinguishment of $1.8 million was determined as the difference between the fair value of the Senior Preferred Stock and the carrying value of the exchanged Senior Subordinated Notes and related debt issuance costs.

        The Senior Subordinated Notes bear interest at 15% payable semiannually in arrears. In 2001, 2002 and 2003, 50% of such interest payments were mandatorily paid through the issuance of additional senior subordinated notes with the same terms. These amounts are included in the cash flow statement as Senior Subordinated Note Interest Paid-in-Kind. The Senior Subordinated Notes are unsecured senior subordinated obligations of TTI, subordinated in right of payment to all existing and future senior indebtedness.

        The Indenture under which the notes are issued contains covenants that restrict, among other things: (i) the ability of TTI and its subsidiaries to incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) merge or consolidate with any other person, (iv) minority investments, and (v) other various covenants that are customary for transactions of this type. The remaining notes mature on June 30, 2009. TTI was in compliance with all covenants as of December 31, 2003.

        The Senior Subordinated Notes are carried net of discounts ($6.0 million at inception) representing the value assigned to warrants to purchase TTI's common stock that were issued to the issuers of the Senior Subordinated Notes. Such discounts are being accreted to interest expense through the maturity date of the notes.

        Debt Agreement Amendments—On December 19, 2003, the terms of TTI's Credit Facility and Senior Subordinated Notes were amended. The amendment to the Credit Facility (i) adjusted the levels and calculations of financial covenants, (ii) increased the Revolving Facility commitment from $35 million to $42.5 million, (iii) increased the Revolving Facility letter of credit sublimit to $20 million from $18 million, and (iv) permitted TTI to issue $41.5 million of new senior preferred stock in exchange for $40.0 million of its Senior Subordinated Notes, $0.5 million of related accrued interest and $1.0 million in cash. All other terms remain substantially unchanged.

        The amendment to the Senior Subordinated Notes also provided for mandatory payment in-kind of 50% of the scheduled interest payment in 2004 and payment in-kind of 50% of any additional scheduled interest payments if specified leverage ratio levels are not achieved. All other terms remain substantially unchanged.

        Industrial Revenue Bonds—On April 1, 1999, TTI, through its wholly owned seating system subsidiary, issued Industrial Revenue Bonds for $3.1 million which bear interest at a variable rate (1.5% as of December 31, 2003) and can be redeemed by TTI at any time. The bonds are secured by a letter of credit issued by TTI. The bonds have no amortization and mature in 2014. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to TTI under this provision, TTI would either refinance such bonds with additional borrowings under the Revolving Credit Facility or use available cash on hand.

        As of December 31, 2003, long-term debt maturities were as follows:

Year Ended	Revolving Facility	Term Loans	Industrial Revenue Bonds	Senior Subordinated Notes	Total
	(in thousands)
2004	$—	$19,473	$—	$—	$19,473
2005	12,000	23,004	—	—	35,004
2006	—	101,355	—	—	101,355
2007		31,769	—		31,769
2008	—	—	—	—	—
Thereafter	—	—	3,100	120,926	124,026

	$12,000	$175,601	$3,100	$120,926	311,627

Less current maturities					(19,473)

Total					$292,154

        As of December 31, 2002 and 2003, the recorded balance of the Subordinated Notes includes the following components:

	2002	2003
	(in thousands)
Principal balance	$149,353	$120,926
Unamortized discount	(4,157)	(2,498)

Recorded balance	$145,196	$118,428

        On March 16, 2004, TTI entered into a new Senior Credit Facility consisting of a five-year $50.0 million first lien revolving credit facility, a five-year $115.0 million first lien term loan facility and a five- year $100.0 million second lien term loan facility. The first lien term loan facility is to be repaid on a quarterly basis with 1% of the principal amount being repaid in each of the first four years, 1% of the principal amount being repaid in each of the first three quarters of the fifth year and the remainder repaid upon maturity at the end of the fifth year. The second lien term loan facility has no amortization until maturity. Subject to certain exceptions, TTI will be required to make mandatory repayments of and corresponding reductions under the first lien term loan facility (and after the first lien facilities have been repaid in full, the second lien term loan facility) with the proceeds from (1) asset sales, (2) the issuance of debt securities, (3) proceeds of equity issuances, (4) insurance and condemnation awards and (5) annual excess cash flow.

        Borrowings bear interest at a rate equal to, at TTI's option, the following: first lien revolver facility, LIBOR plus 3.00% or Prime Rate plus 2.00%, first lien term loan, LIBOR plus 3.75% or Prime Rate plus 2.75%, and second lien term loan, LIBOR plus 7.0% or Prime Rate plus 6.0%, with a LIBOR floor of 1.75%. TTI also pays the lenders a commitment fee equal to 0.50% per annum of the undrawn portion of each lender's commitment. The new Senior Credit Facility imposes certain restrictions on TTI, including restrictions on TTI's ability to incur indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, and merge or consolidate. All obligations under TTI's new Senior Credit Facility are jointly and severally guaranteed by all of its direct and indirect domestic subsidiaries.

        As a result of entering into a new Senior Credit Facility, the requirement to pay 50% of interest due on the Senior Subordinated Notes in 2004 by issuing additional Senior Subordinated Notes was eliminated.

        TTI used $20.9 million of the proceeds from the new credit facility to repay Senior Subordinated Notes. The remaining Senior Subordinated Notes were amended to extend the maturity until September 30, 2009. TTI paid $7.0 million in financing costs and recorded a $6.5 million non-cash debt extinguishment in connection with the new Senior Credit Facility.

        On May 21, 2004, TTI exchanged its outstanding $100.0 million aggregate principal amount of old 15.0% senior subordinated notes due June 30, 2009 for $100.0 million principal amount of new senior subordinated exchange notes, which we refer to in this section as the new notes. The new notes are due on March 31, 2010. The new notes have an interest rate of 12.5% per annum and are guaranteed on an unsecured, senior subordinated basis by each of TTI's present and future restricted subsidiaries (excluding its restricted subsidiaries that have neither assets not shareholders' equity in excess of $1.0 million and all of its foreign restricted subsidiaries). The new notes are subordinated to all of TTI's senior debt and contain cross-default provisions. The new notes are subject to optional redemption by TTI, in whole or in part, prior to maturity at its option at a premium declining to par in 2008. Upon the occurrence of a change in control, TTI will be required to offer to repurchase the new notes at a price equal to 101% of the principal amount thereof plus accrued interest. TTI will pay interest on the new notes in cash twice a year on each March 31 and September 30, provided that TTI may at its option pay up to one-half of the September 30, 2004 interest payment through the issuance of additional notes. The new notes contain covenants which restrict TTI's ability, among other things, to incur debt and liens, sell assets, merge with other companies, pay dividends or repurchase its shares, make investments and enter into transactions with affiliates. TTI was in compliance with all covenants on September 30, 2004 (unaudited). TTI did not receive any proceeds as a result of the exchange. TTI paid $0.9 million in financing costs and recorded a $4.1 million non-cash debt extinguishment charge in connection with the new Senior Subordinated Notes.

7. Derivative Financial Instruments

        TTI uses derivative financial instruments to manage interest rate risk. TTI does not enter into derivative financial instruments for trading purposes. TTI uses interest rate swap agreements and interest rate caps as a part of its program to manage the fixed and floating interest rate mix of the total debt portfolio and related overall cost of borrowing.

        When entered into, these financial instruments are designated as hedges of underlying exposures. When a high correlation between the hedging instrument and the underlying exposure being hedged exists, fluctuations in the value of the instruments are offset by changes in the value of the underlying exposures. As the critical terms of the swaps are designed to match those of the underlying hedged debt, the change in fair value of the swaps is offset by changes in fair value recorded on the hedged debt and no hedge ineffectiveness was recorded in connection with TTI's derivative instruments.

        The estimated fair values of derivatives used to hedge or modify TTI's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedging transactions and to the overall reduction in TTI's exposure to adverse fluctuations in interest rates. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of TTI's exposure from its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates. There were no derivative instruments outstanding at December 31, 2003.

8. Shareholders' Equity

        Common and Preferred Stock—TTI authorized 20,000,000 shares of common stock (voting) and 1,000,000 shares of Preferred Stock.

        On December 19, 2003, TTI issued $41.5 million of Series E Senior Preferred Stock ("Senior Preferred Stock") to affiliates of Trimaran Capital Partners and Albion Alliance, as well as to several members of TTI's management, with dividends that accrete at 25% per annum, in a private placement in exchange for the retirement of $40.0 million of Senior Subordinated Notes, the payment of $1.0 million in cash and $0.5 million of accrued interest due on the Senior Subordinated Notes retired. TTI paid $1.7 million in fees related to the issuance of the Preferred Stock that were recorded as an offset to Additional Paid-in Capital. In December 2003, no compensation expense was recorded with the issuance of the Senior Preferred Stock as it was determined that the enterprise value of TTI was less than the total debt and preferred equity.

        Upon issuance, there were 41,475 shares of Senior Preferred Stock, representing $41.5 million in aggregate liquidation preference. The Senior Preferred Stock ranks, as to dividends and liquidation, ahead of TTI's Series A, Series C and Series D Preferred Stock and the common stock, and is entitled to a liquidation preference of $1,000 per share. The Senior Preferred Stock is entitled to cumulative annual dividends, in the form of additional Senior Preferred Stock, that are payable semiannually in arrears at the rate of 25.0% per annum. The Senior Preferred Stock is redeemable by TTI at any time. The holders of the Senior Preferred Stock are entitled to a declining early redemption fee if the stock is redeemed prior to December 31, 2010. At December 31, 2003, the Senior Preferred Stock had a liquidation value of $41.8 million (including accrued dividends to such date). As of September 30, 2004 (unaudited), the Senior Preferred Stock had a liquidation value of $50.0 million (including accrued dividends to such date).

        The Series A Preferred Stock was issued to affiliates of Trimaran Capital Partners, Albion Alliance and Caravelle Investment Fund in March 2000 upon completion of the acquisition of TTI by its current stockholders. Upon issuance, there were 70,000 shares of Series A Junior Preferred Stock, representing $70.0 million in aggregate liquidation preference. Since that time, because dividends on the Series A Junior Preferred Stock have been paid in additional shares rather than in cash, an additional 59,307 shares of Series A Junior Preferred Stock have been issued. The Series A Junior Preferred Stock, which ranks in parity with the Series C Preferred Stock and senior to the Series D Preferred Stock and junior to the Senior Preferred Stock, is entitled to cumulative annual dividends that are payable quarterly in arrears at the rate of 14.5% per annum in the form of additional Series A Junior Preferred Stock until the March 15, 2005 payment, at which time the dividends become payable in cash and, if not paid in cash, they would be payable in additional Series A Junior Preferred Stock but at the rate of 16.5%, and after three consecutive quarters of non-payment in cash entitle the holders of the Series A Junior Preferred Stock to members on the Board of Directors equal to the lesser of two members or

20% of the Board. TTI has the option to redeem the Series A Preferred Stock at any time. If redeemed prior to March 9, 2010, the holders of the Series A Junior Preferred Stock are also entitled to a declining redemption fee. At December 31, 2003, the Series A Junior Preferred Stock, which is entitled to a liquidation preference of $1,000 per share, had a liquidation value of $120.8 million (including accrued dividends to such date). As of September 30, 2004 (unaudited), the Series A Junior Preferred Stock had a liquidation value of $134.0 million (including accrued dividends to such date).

        The Series C Preferred Stock was issued in December 2003 simultaneously with the issuance of the Series E Preferred Stock and Series D Preferred Stock and was issued to members of TTI's management and certain other holders of TTI's common stock for the payment of $0.10 per share (or an aggregate of $140), and such members and holders agreed, as a condition to receiving the Series C Preferred Stock, to transfer an aggregate 80,233 shares of common stock to the holders of TTI's Series A Preferred Stock as consideration for their consenting to permit the Series C Preferred Stock to rank pari passu with the Series A Preferred Stock. There are 14,000 shares of Series C Preferred Stock issued, representing a maximum $16.5 million in liquidation preference. The Series D Preferred Stock was issued in December 2003 to the holders of TTI's Series A Preferred Stock and an institutional warrantholder simultaneously with the issuance of the Series E Preferred Stock and Series C Preferred Stock for the payment of $0.10 per share. There are 42,000 shares of Series D Preferred Stock issued, representing a maximum $49.5 million in liquidation preference. The Series C Preferred Stock and the Series D Preferred Stock are not entitled to dividends and are redeemable only in the event of certain significant equity sale or debt refinancing transactions. At December 31, 2003, the Series C Preferred Stock and the Series D Preferred Stock had no liquidation value. As of September 30, 2004 (unaudited), the Series C Preferred Stock and Series D Preferred Stock had no liquidation value.

        Rabbi Trust—In 2000, TTI established a Rabbi Trust to hold shares due to certain members of management. In 2002, the then-remaining shares were released and the liability was satisfied in full.

        Warrants and Options—As of December 31, 2003, certain of TTI's common and preferred shareholders held warrants to purchase 813,953 shares of common stock at $0.01 per share.

        In conjunction with TTI's going-private transaction in 2000, TTI entered into an agreement with its old senior subordinated noteholders that provided the holders warrants for up to 20% of the common equity if TTI was unable to repay the old senior subordinated notes by specified dates. These warrants for 348,837 shares of common stock at an exercise price of $0.01 per share were issued to the purchasers in the third quarter of 2000 through the first quarter of 2001. These warrants are exercisable for a period of ten years from the original issuance date. As disclosed in Note 9, the warrants were valued at $6.0 million. This value was based on $30.0 million of common equity value of TTI at the time of the going-private transaction.

        On February 28, 2001, certain of its common shareholders invested $10.0 million in TTI in exchange for 465,116 shares of common stock, warrants for 100,000 shares at a conversion price of $21.50 per share, and contingent warrants for an additional 465,116 shares at $0.01 per share. The warrants for 100,000 shares were exercisable immediately and for a period of nine years. The 465,116 contingent warrants became exercisable ratably at the end of each of the five fiscal quarters of TTI, beginning with the fiscal quarter ending June 30, 2002, as the leverage improvement requirements were not met by TTI. No value was attributed to the 465,116 contingent warrants because the common stock of TTI was deemed to have minimal value during the period over which these warrants were issued as the enterprise value of TTI was insufficient to provide value to the common equity holders. This determination was made because the enterprise value of TTI was less than the total debt and preferred equity, which had liquidation preference to the common stock of approximately $460.0 million. Therefore, no compensation expense was recorded related to these contingent warrants, as the warrants were deemed worthless.

        At the date of issuance, the fair market value of the 100,000 warrants was deemed to be less than the $21.50 per share exercise price as supported by the $21.50 per share of cash consideration paid for the common stock as part of that transaction.

        As of December 31, 2003, a key member of management held options to purchase 10,000 shares of TTI's common stock at a price equal to $10.75 per share.

        Accumulated Other Comprehensive Loss—Accumulated other comprehensive loss comprises the following as of December 31, 2002 and 2003:

	2002	2003
	(in thousands)
Minimum pension liability	$(14,019)	$(12,725)
Derivative liability	(529)	—

Accumulated other comprehensive loss	$(14,548)	$(12,725)

9. Earnings Per Share

        Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Weighted average common shares of 2,102,260, 2,279,643 and 2,605,352 are used to calculate basic earnings (loss) per share as of December 31, 2001, 2002 and 2003, respectively. These weighted average common shares include weighted average common stock equivalents issuable for minimal cash consideration of 316,978, 419,178 and 744,877 as of December 31, 2001, 2002 and 2003, respectively. Diluted earnings (loss) per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Common stock equivalents for 110,000 shares with exercise prices ranging from $10.75 to $21.50 per share were outstanding at December 31, 2001, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share. Common stock equivalents have been excluded from the calculation of diluted weighted average shares outstanding, as they would be antidilutive.

        The following table presents information necessary to calculate basic and diluted earnings per share and common equivalent shares as of December 31, 2001, 2002 and 2003:

	2001	2002	2003
	(in thousands except per share data)
Net income (loss)(1)	$(30,026)	$(9,507)	$3,501
Preferred stock dividends	(13,393)	(15,267)	(17,769)

Net loss available to common shareholders	$(43,419)	$(24,774)	$(14,268)

Average common shares and common stock equivalent outstanding	2,102	2,280	2,605
Loss per share—basic	$(20.66)	$(10.87)	$(5.48)

Dilutive stock equivalents	—	—	—
Average common and common equivalent shares outstanding	2,102	2,280	2,605
Loss per share—diluted	$(20.66)	$(10.87)	$(5.48)

        The following table presents information necessary to calculate basic and diluted earnings per share and common equivalent shares as of September 30, 2003 and 2004:

	2003	2004
	(in thousands except per share data) (unaudited)
Net income (loss)(1)	$(3,616)	$(4,263)
Preferred stock dividends	(12,849)	(22,842)

Net loss available to common shareholders	$(16,465)	$(27,105)

Average common shares and common stock equivalent outstanding	2,582	2,674
Loss per share—basic	$(6.38)	$(10.14)

Dilutive stock equivalents	—	—
Average common and common equivalent shares outstanding	2,582	2,674
Loss per share—diluted	$(6.38)	$(10.14)

(1)
Net income (loss) is the same for purposes of calculated basic and diluted earnings per share.

        2,674,418 weighted average common shares are used to calculate basic earnings (loss) per share for the nine months ended September 30, 2004 (unaudited). 2,582,077 weighted average common shares are used to calculate basic earnings (loss) per share for the nine months ended September 30, 2003 (unaudited). These weighted average common shares include 813,953 weighted average common stock equivalents issuable for minimal cash consideration for the nine months ended September 30, 2004 (unaudited). 721,612 weighted average common stock equivalents are included for the nine months ended September 30, 2003 (unaudited).

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Employee Benefit Plans

        Pension Benefits—Certain of TTI's subsidiaries have qualified defined benefit plans covering a majority of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

        Certain of the pension obligations of TTI's former freight car operations were retained by TTI. Benefits under such plans were frozen as of the sale date.

        Post-retirement Benefits—TTI provides health care benefits and life insurance for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

        TTI does not offer any other significant post-retirement benefits. The following table sets forth the plans' funded status.

        For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 decreasing gradually to an ultimate rate of 5% by the year 2008 and remains at that level thereafter.

	2002		2003
	Pension	Post-retirement	Pension	Post-retirement
		(in thousands)
Change in benefit obligation:
Benefit obligations—beginning of year	$48,334	$17,828	$57,472	$29,804
Service cost	461	316	521	499
Interest cost	3,717	1,496	3,609	2,162
Plan amendment	—	—	37	—
Plan curtailment	—	—	—	—
Actuarial loss	8,667	11,952	1,312	6,528
Benefits paid	(3,704)	(1,788)	(3,553)	(2,277)

Benefit obligations—end of year	$57,475	$29,804	$59,398	$36,716

Change in plan assets:
Fair value of plan assets—beginning of year	$39,914	$—	$36,047	$—
Actual return on plan assets	(3,616)	—	7,036	—
Employer contribution	3,453	1,788	6,491	2,277
Benefits paid	(3,704)	(1,788)	(3,553)	(2,277)

Fair value of plan assets—end of year	$36,047	$—	$46,021	$—

Benefit obligations in excess of plan assets	$(21,425)	$(29,805)	$(13,376)	$(36,716)
Unrecognized net loss	22,965	19,247	20,876	24,484
Unrecognized prior service cost	1,488	(5,359)	1,383	(4,870)

Net amount recognized	$3,028	$(15,917)	$8,883	$(17,102)

Recognized in balance sheet:
Accrued benefit obligation	$(21,425)	$(15,917)	$(13,376)	$(17,102)
Intangible asset	1,488	—	1,383	—
Accumulated other comprehensive loss	22,965	—	20,876	—

Net amount recognized	$3,028	$(15,917)	$8,883	$(17,102)

Weighted-average assumptions:
Discount rate	6.75%	6.75%	6.25%	6.25%
Expected return on plan assets	9.00%	—	9.00%	—
Rate of compensation increase	N/A	N/A	N/A	N/A
Service cost	$461	$316	$521	$499
Interest cost	3,714	1,496	3,609	2,162
Expected return on plan assets	(3,992)	—	(4,202)	—
Amortization of unrecognized net loss	278	640	568	1,277
Prior service cost	139	(490)	141	(490)

Net periodic benefit cost	$600	$1,962	$637	$3,448

	Nine months ended September 30,
	2003		2004
	Pension	Post-retirement	Pension	Post-retirement
	(unaudited) (in thousands)
Service cost	$390	$348	$468	$486
Interest cost	2,706	1,512	2,694	1,677
Expected return on plan assets	(3,153)	—	(3,249)	—
Amortization of unrecognized net loss	426	894	705	1,050
Prior service cost	105	(342)	108	(369)

Net periodic benefit cost	$474	$2,412	$726	$2,844

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	December 31, 2003
	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(in thousands)
Effect on total of service and interest cost	$391	$(352)
Effect on post-retirement benefit obligation	3,938	(3,544)

        Plan Assets—TTI's pension plan weighted average asset allocations at December 31, 2002 and 2003, by asset category, are as follows:

	2002	2003
Equity Securities	61%	57%
Debt Securities	33%	43%
Other	6%	—

Total	100%	100%

        TTI expects to contribute $4.8 million to its pension plans and to pay $2.3 million in post-retirement benefits in 2004.

        Defined Contribution Plans—Certain of TTI's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $2.0 million for the year ended December 31, 2001 and $2.5 million each for the years ended December 31, 2002 and 2003.

11. Income Taxes

        The provision for income taxes includes current and deferred components as follows for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003
	(in thousands)
Current tax provision (benefit):
Federal	$(6,146)	$(559)	$(4,138)
State	(553)	(283)	692

Total current tax provision (benefit)	(6,699)	(842)	(3,446)
Deferred tax provision (benefit)	(8,452)	(837)	9,694

Income tax provision (benefit)	$(15,151)	$(1,679)	$6,248

        The income tax provision (benefit) differs from the amounts computed by applying the federal statutory rate as follows:

	2001	2002	2003
Income taxes at federal statutory rate	(35.0)%	(35.0)%	35.0%
State income taxes—net of federal benefit	(0.8)	(5.6)	(2.4)
Gain on senior subordinated debt exchange	—	—	34.2
Other permanent items	—	—	1.1
Write-off of tax benefit from rabbi trust shares	—	14.0	—
Nondeductible amortization expense	3.9	—	—
Other—net	(1.5)	3.9	(3.8)

Effective income tax rate	(33.4)%	(22.7)%	64.1%

        Components of deferred tax benefits (obligations) consist of the following:

	2002	2003
	(in thousands)
Tax credit carryforwards	$17,072	$13,938
Post-retirement medical and pension benefit reserves	14,029	10,374
Restructuring reserve	2,222	2,381
Environmental reserve	3,901	1,226
Vacation reserve	1,645	1,810
Accrued workers' compensation reserve	2,216	1,975
Other	4,835	3,900

Total Benefits	$45,920	$35,604

Property, plant and equipment	$(14,619)	$(15,773)
Trademarks and technologies	(16,038)	(15,702)
Inventories	(2,953)	(2,328)
Other	(3,702)	(2,913)

Total Obligations	$(37,312)	$(36,716)

Net deferred tax benefits (obligations)	$8,608	$(1,112)
Less valuation allowance	(3,200)	(3,500)

Total deferred taxes	$5,408	$(4,612)

        In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting purposes. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, is classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards, which exist at December 31, 2003, consist of certain federal and state tax net operating loss and credit carryforwards.

        As of December 31, 2003, TTI has net operating loss carryforwards of $26.3 million available to offset future taxable income, resulting in a deferred tax asset of $9.3 million. Additionally, TTI has approximately $47.2 million of available state net operating losses ("NOLs") available to offset future taxable income, resulting in a deferred tax benefit of $4.6 million. However, due to the uncertainty of TTI's ability to utilize the state NOLs in the future, a valuation reserve of $3.5 million has been booked against this deferred tax asset.

        IRC Section 382 imposes a limitation on the future utilization of NOLs if a greater than 50% ownership change in TTI occurs. If such a change were to occur in the future, an annual limitation would be imposed on the utilization of the NOLs based on the value of TTI at the date of the ownership change times the long-term tax-exempt rate at the time of the change. The federal NOLs are scheduled to expire in the tax years ending December 31, 2020 through December 31, 2022. The state NOLs are scheduled to expire in the tax years ending December 31, 2010 through December 31, 2022.

12. Product Warranties

        TTI provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

        Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded as of December 31, 2002 and 2003.

	December 31
	2002	2003
	(in thousands)
Balance—beginning of year	$851	$917
Provision for new warranties	1,296	1,131
Payments	(1,230)	(1,205)

Balance—end of year	$917	$843

13. Environmental Matters

        TTI is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate TTI's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, TTI's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. TTI's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes. Such matters include certain situations in which TTI has been named or is believed to be a Potentially Responsible Party ("PRP") in the contamination of the sites (primarily nine off-site locations related to TTI's wheel-end and truck and industrial components operations). Additionally, environmental remediation may be required at certain of TTI's facilities at which soil and groundwater contamination has been identified.

        TTI believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at many of the above-mentioned sites. As a result of a private party settlement of litigation with a prior owner of TTI's wheel end subsidiary, TTI will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from the wheel-end subsidiary's waste disposal prior to September 1987 at certain of such sites. TTI has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, TTI has pursued indemnification claims but there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, TTI believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition that would not in any event be covered by indemnification by prior owners.

        From 1997 through 2003, TTI's environmental reserves decreased from approximately $11.0 million to $9.5 million to reflect primarily legal and remedial investigation costs during such periods. Due to events related to the above-mentioned sites, including inactivity, the anticipated closure of certain sites and consent decrees obtained at certain sites, TTI undertook in early 2003 a review, with assistance from third party specialists, of its exposure relating to these sites. The review indicated that there was a substantial reduction in its exposure at these sites due primarily to the inactive status or closure of many of the sites and consent decrees obtained at certain of these sites. Accordingly, TTI reduced its reserves relating to the sites to $3.0 million. TTI's 2003 expenditures relating to environmental compliance and remedial investigation costs were not significant.

        TTI currently anticipates spending approximately $0.1 million per year in 2004 through 2008 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. Based on all of the information presently available to it, TTI believes that its environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on the financial condition, results of operations or cash flows of TTI. However, the discovery of additional sites, the modification of existing laws or regulations or the imposition of joint and several liability under CERCLA could result in such a material adverse effect.

14. Commitments and Contingencies

        TTI leases certain real property and equipment under long-term leases expiring at various dates through 2015. The leases generally contain specific renewal or purchase options at the then fair market value. Future minimum lease payments at December 31, 2003 are as follows:

Operating Leases
(in thousands)
2004	$4,201
2005	3,672
2006	2,677
2007	2,101
2008	1,391
Thereafter	10,752

Total minimum lease payments	$24,794

        While TTI is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments. Total rental expense for the year was $5.5 million.

        On October 30, 2003, TTI sold the real property of its Emeryville, California plant for $6.5 million and moved the operations into a leased facility in the area. The transaction resulted in a net gain of $3.7 million and a mandatory prepayment of senior credit facility term loans of $5.3 million.

        TTI is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of TTI.

15. Operating Segment and Concentration of Sales

        TTI consists of five operating units that manufacture and sell a diversified product mix to the heavy-and medium-duty truck industry within North America. These operating units are aggregated into a single reporting segment as they have similar economic characteristics, products and production processes, class of customer and distribution methods. TTI believes this segmentation is appropriate based upon management's operating decisions and performance assessment.

        Major Customers—TTI's net sales in the aggregate to its four largest customers during 2001, 2002 and 2003 were 54.0%, 58.2% and 58.8% of total net sales in these periods, respectively. One customer accounted for 18.1%, 23.3% and 22.5% of total net sales in 2001, 2002 and 2003, respectively.

  Product Information—Net Sales

        Net sales for TTI's key products and brands were as follows for the years ended December 31, 2001, 2002 and 2003, respectively:

	2001	2002	2003
	(in thousands)
Wheel-end components and assemblies	$164,399	$172,948	$198,627
Truck body and chassis parts	66,459	87,438	88,607
Industrial components and farm implements	75,217	73,627	80,900
Seating assemblies	42,205	43,649	43,877
Other truck components	43,121	33,936	27,998

Total	$391,401	$411,598	$440,009

        Net sales for TTI's key products and brands were as follows for the nine months ended September 30, 2003 and 2004, respectively:

	Nine months ended September 30,
	2003	2004
	(unaudited) (in thousands)
Wheel-end components and assemblies	$149,626	$191,703
Truck body and chassis parts	64,173	89,724
Industrial components and farm implements	61,041	75,203
Seating assemblies	32,280	44,641
Other truck components	21,188	31,039

Total	$328,308	$435,310

16. Fair Value of Financial Instruments

        TTI's financial instruments consist primarily of cash in banks, receivables, accounts payable, debt and interest rate swaps.

        The carrying amounts for cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term nature of these instruments. At December 31, 2003, the fair value of senior debt approximates $323.6 million. There was no ready market for TTI's Senior Subordinated Notes. TTI believes the fair market value of such notes approximated the face value.

        The fair values of interest-rate swap agreements are the estimated amounts that TTI would pay to terminate the agreements at the reporting date, taking into account current interest rates and the market expectation for future interest rates. TTI has entered into interest-rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps were designated as cash flow hedges of TTI's variable rate debt. During 2001, 2002, and 2003 no ineffectiveness was recognized in the statement of operations on these hedges. As of December 31, 2003, there were no outstanding cash flow hedges.

17. Restructuring Charges and Transaction Related Costs

        During 2001, TTI recorded $19.6 million of restructuring charges, which included $18.9 million of non-cash fixed asset impairment charges and $0.7 million of employee separation expense. The costs related primarily to the closure of TTI's Erie, Pennsylvania iron casting and machining operation to reduce the overall fixed costs of production.

        Also during 2001, TTI recorded $1.6 million for underwriting fees associated with the issuance of $10 million in common stock. In 2001, TTI recorded a loss on debt extinguishment of $0.8 million for the non-cash write-off of deferred financing costs related to the prepayment of $25.0 million of its credit facility term loans.

18. Gain on Sale of Rail Assets

        In 2001, TTI sold its minority equity interest in its former rail car operations ("Rail Assets") to certain of its common shareholders for $15.0 million. As a part of the sale of the Rail Assets, the purchasers obtained the unconditional right to sell up to two-thirds of such assets back to TTI through December 31, 2003, in exchange for up to 465,116 shares of common stock at $21.50 per share and up to 465,116 warrants to purchase common stock at $0.01 per share (the "Put Rights"). As a result of the contingent nature of the Rail Asset sale, TTI had deferred recognition of two-thirds of the related gain until the Put Rights expired in December 2003, resulting in recognition of the remaining $10 million gain during the year ended December 31, 2003.

19. Restatement of Prior Period

        Subsequent to the issuance of TTI's 2001 financial statements, TTI's management determined that the estimated liability for workers' compensation claims did not include the full development of incurred claims or adequate amounts for incurred but not reported claims. As a result, the December 31, 2000 accumulated deficit amount has been increased by $1.4 million (net of tax of $913) for inclusion of an estimated liability for both full development of incurred claims and incurred but not reported claims.

20. Quarterly Results of Operations (unaudited)

        Unaudited quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)
2001
Net sales	$109,894	$101,717	$92,603	$87,187
Gross profit	14,278	13,464	16,153	16,633
Net income available to common shareholders	(6,707)	(20,298)	(6,832)	(9,582)
Diluted earnings (loss) per share	$(3.78)	$(9.19)	$(3.09)	$(4.34)
2002
Net sales	$99,389	$110,252	$109,698	$92,259
Gross profit	17,661	21,495	19,423	12,916
Net income available to common shareholders	(8,189)	(3,060)	(3,840)	(9,685)
Diluted earnings (loss) per share	$(3.71)	$(1.39)	$(1.67)	$(4.04)
2003
Net sales	$104,756	$112,550	$111,002	$111,701
Gross profit	16,969	18,997	18,027	17,085
Net income available to common shareholders	(6,040)	(4,789)	(5,636)	2,197
Diluted earnings (loss) per share	$(2.43)	$(1.86)	$(2.11)	$(0.82)

21. Related Party Transactions

        TTI is a party to a monitoring agreement with Trimaran, Caravelle Advisors Investment Fund, L.L.C., Albion Alliance Mezzanine Fund, L.P. and Albion Alliance Mezzanine Fund II, L.P. (the "Monitors"), under which the Monitors have agreed to provide TTI with ongoing monitoring services in exchange for an annual aggregate monitoring fee of up to $1.25 million (the "original monitoring fee"). TTI has also agreed to pay the Monitors annual aggregate director and observer fees of up to $0.3 million in consideration for the Monitors (and certain of their affiliates) providing their nominee and/or observers to TTI's board of directors and have further agreed to pay Trimaran Fund Management, L.L.C. and Albion Alliance, LLC an additional aggregate annual monitoring fee of $0.3 million (the "additional monitoring fee"). As of December 31, 2003, there were $0.3 million of accrued but unpaid fees owed under the monitoring agreement. As of September 30, 2004 (unaudited), there were $0.3 million of accrued but unpaid fees owed under the monitoring agreement.

        The fees under the monitoring agreement are permitted to be paid only to the extent permitted under TTI's senior credit facilities and any other financing agreement TTI has entered into. Notwithstanding the foregoing, the monitoring and director fees described above will accrue and be earned on a daily basis and will be payable (including all missed payments) on the first date that such a payment is permitted under the senior credit facilities or applicable financing agreement. The monitoring agreement provides that, upon an initial public offering of TTI's common stock, the monitoring agreement will terminate provided that TTI pays to the Monitors a $3.5 million cash termination fee.

        Through TMB Industries ("TMB"), members of management, including the executive officers, hold ownership interests in, and in certain instances are directors of, privately held companies. These privately held companies pay management fees to TMB, portions of which are distributed to certain executive officers. TTI provides certain administrative services and corporate facilities to TMB and such companies and is reimbursed for the related costs. These costs are recorded as offsets to selling, general and administrative expense. TTI received reimbursements totaling approximately $0.3 million for 2003. TTI's principal stockholders, executive officers and directors, as a group, will be able to influence or control substantially all matters requiring approval by its stockholders, including, without limitation, the election of directors and mergers, consolidations and sales of all or substantially all of TTI's assets.

22. Loan to Named Executive Officer

        On June 10, 1999, pursuant a restated promissory note, TTI lent one of its executive officers $100,000 to be used towards the purchase of his residence. Interest of $6,000 relating to this loan has been forgiven each year and is recognized as additional compensation expense.

23. Subsequent Event

        In June 2004, TTI entered into negotiations with a buyer for the sale of certain of its assets held for sale at its Erie, Pennsylvania location at a price below carrying value. To comply with the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, TTI recorded an impairment loss of $2.2 million in the quarter ending June 30, 2004 based upon the anticipated proceeds to be received from the buyer.

24. Subsequent Event (Unaudited)

        On August 11, 2004, TTI postponed its initial public offering of common stock. As of September 30, 2004, TTI had $2.9 million of capitalized costs. The 90 day postponement period as defined by the SEC in SAB Topic 5-A expired on November 9, 2004, consequently for purposes of recognition of the initial public offering expenses TTI considered the initial public offering aborted and in November 2004 expensed the $2.9 million of capitalized costs.

        On August 15, 2004, TTI's President, Andrew M. Weller, succeeded Thomas M. Begel as TTI's Chief Executive Officer. This event resulted in the termination of Mr. Begel's employment agreement and a related charge of $3.5 million which was recorded in the third quarter of 2004.

        On December 24, 2004, the Company entered into an agreement and plan of merger with Accuride Corporation ("Accuride") pursuant to which the Company will become a wholly owned subsidiary of Accuride. Upon consummation of the merger the current shareholders of the Company will receive 35% of the common stock of Accuride, with up to an additional 3% of the common stock of Accuride issuable to the Company's shareholders upon the achievement of certain performance goals, in exchange for the Company's Series E, A, C and D Preferred Stock. The formulas by which these exchange or cancellation determinations are made were agreed upon as a component of the December 2003 transactions.

        As of the date of the signing of the merger agreement, the Series E Preferred Stock had a liquidation value of $41.8 million plus $11.2 million of accrued dividends. The Series E Preferred Stock was also entitled to a redemption premium of 18.75%, making the total value owed to the Series E holders equal to $62.6 million, or $1,508.94 per Series E share. As per the merger agreement, each

Series E share was exchangeable into 0.161 Accuride shares, or a total of 6,550.55 Accuride shares in total (after cash payment to the non-accredited Company shareholders).

        The remaining Series A, C and D Preferred Stock were entitled to some percentage of the residual equity amount as of the date of the signing of the merger agreement, defined as the total common equity value of the Company, less the value attributable to the Company's existing common shares per the merger agreement. To determine the percentage of such equity amount to be paid to the Series C Preferred Stock, it is necessary to calculate a ratio of the following: the residual equity amount defined above, divided by the sum of the accreted value of the Company's Series A Preferred Stock as of the date of the signing of the merger agreement (plus a premium of 9.67%) and the maximum liquidation preference of the Series C Preferred Stock ($16.5 million). Such ratio is then multiplied by the maximum liquidation preference of the Series C Preferred Stock to determine the exchange value of such stock. Although the Series A Preferred Stock and Series C Preferred Stock rank pari passu with one another, the Series A Preferred Stock has a contractual liquidation preference of $70.0 million before any amounts may be paid on the Series C Preferred Stock. As a result, the ratio is zero if there is not at least $70.0 million of residual equity value as of the date of the offering. Once $70 million of value is achieved for the Series A holders, the Series C Preferred Stock is entitled to receive all of the incremental value until the value that would be evidenced by the exchange ratio calculated above. As of the date of the signing of the merger agreement, such exchange value was calculated to be $4.3 million for the Series C Preferred Stock, or $307.68 per Series C share. As per the merger agreement, each Series C share was exchangeable into 0.033 Accuride shares, or 451.57 Accuride shares in total (after cash payment to the non-accredited Company shareholders).

        The exchange value of the Series A Preferred Stock is the lessor of the subtraction of the Series C Preferred Stock exchange value using the methodology described above from the residual equity amount calculated above and the sum of the accreted value of the Series A Preferred Stock as of the date of the offering plus a premium of 9.67%. As of the date of the signing of the merger agreement, such exchange value was calculated to be $70.0 million for the Series A Preferred Stock, or $505.80 per Series A share. As per the merger agreement, each Series A share was exchangeable into 0.054 Accuride shares, or 7491.86, Accuride shares in total.

        To determine the exchange value of the Series D Preferred Stock, it is necessary to subtract the Series A and C Preferred Stock exchange values calculated above from the residual equity amount calculated above. Such exchange value is then divided by the value per share of Accuride stock to determine the total number of shares for which the Series D Preferred Stock is exchangeable. Based on the terms of the TTI Merger, there was no residual equity value available for the Series D Preferred Stock, and it is therefore cancelable in accordance with its terms. However, each share of Series D Preferred Stock is receiving a nominal value of $0.10 per Series D share, which is exchangeable into 0.42 Accuride shares in total. In addition, the holders of TTI's common stock are to receive $0.01 per share, which is exchangeable into 1.98 Accuride shares in total.

            Shares

Common Stock

PROSPECTUS
            , 2005

Citigroup
Deutsche Bank Securities
UBS Investment Bank

        Until            , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

(STYLIZED MAP/BACKGROUND WATERMARK)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts are estimates except the Securities and Exchange Commission Registration Fee and the NASD filing fee.

Securities and Exchange Commission Registration Fee		$34,133.00
National Association of Securities Dealers, Inc. Filing Fee		*
New York Stock Exchange Listing Fee		*
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Agent Fees		*
Miscellaneous		*

Total	$	*

    *    To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of action or suit by or in the right of the corporation, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action describing in this paragraph, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 102(b)(7) of the Delaware General Corporation Law allows a corporation to include in its certificate of incorporation a provision to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (1) breaches his duty of loyalty to the corporation or its stockholders, (2) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (3) authorizes the unlawful payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (4) obtains an improper personal benefit. The registrant's Certificate of Incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law.

        The Registrant's Restated Bylaws (the "Bylaws") provide that Registrant shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Registrant, or is or was serving at the request of Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, and such person acted in good faith (as defined therein) and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had the reasonable cause to believe his or her conduct was unlawful; and that the Registrant may, by action of its board of directors or stockholders, provide indemnification to employees and agents of the Registrant with the same scope and effect as indemnification of directors and officers.

        Section 145 of the Delaware General Corporation Law further provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would otherwise have the power to indemnify such person against such liability under Section 145.

        The Bylaws provide that Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer of the Registrant or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability.

        The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (1) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (2) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        We expect that the form of Underwriting Agreement to be filed as an exhibit hereto will provide for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters and for the indemnification of the underwriters by the Registrant, in each case against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 15. Recent Sales of Unregistered Securities.

        Set forth below are the sales of all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

        During the three-year period ending on December 31, 2004, we have granted options to purchase shares of common stock to employees, directors and consultants under our 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries at an exercise price of $1,750 per share. Of the total options granted, 2,410.2 remain outstanding, 6.6 shares of common stock have been issued pursuant to option exercises and 126 shares have been repurchased upon termination of employment. As adjusted to reflect the            stock split, of the options granted,            remain outstanding,            shares of common stock have been issued pursuant to stock bonus awards and option exercises and            shares have been repurchased upon termination of employment. These transactions were effected under Rule 701 or Section 4(2) under the Securities Act.

        On November 29, 2004, we issued 3.4 shares of our common stock pursuant to the exercise of employee stock options. Three of these shares were issued pursuant to an employee stock option for $5,000 per share, and the remainder was issued pursuant to an employee stock option for $1,750 per share. Exemption from registration under the Securities Act was based on the grounds that the issuance was offered and sold pursuant to a compensatory benefit plan within the meaning of Rule 701 of the Securities Act or did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

        On March 8, 2004, we issued options to purchase an aggregate of 272 shares of our common stock to certain members of management. These options vest pro rata over a four-year period and must be exercised within a ten-year period. The exercise price of such options is $1,750 per share. None of these securities were registered under the Securities Act. Such issuances of options to purchase common stock were made pursuant to the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries. Exemption from registration under the Securities Act was based upon the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

        On September 30, 2003, we issued 3.2 shares of our common stock pursuant to the exercise of an employee stock option for $1,750 per share. Exemption from registration under the Securities Act was based on the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

        In April 2002, pursuant to our October 2001 offer to eligible employees to exchange certain performance options with an exercise price of $5,000 per share or more, we granted new time options to purchase an aggregate of 217.1 shares of common stock under the 1998 Stock Purchase and Option Plan. In addition, in June 2002, we issued additional time options under the 1998 Stock Purchase and Option Plan to members of management to purchase 1,407 shares of common stock. Both the April and June issuances have a per share exercise price of $1,750 and vest ratably over a four-year period. Exemption from registration under the Securities Act was based on the grounds that the issuance of such securities did not involve a public offering within the meaning of Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits

        See Exhibit Index beginning on page II-6 of this registration statement.

(b)
Financial Statement Schedules

        None.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Evansville, State of Indiana, on January 10, 2005.

ACCURIDE CORPORATION
By:	/s/ TERRENCE J. KEATING
	Name:	Terrence J. Keating
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Accuride Corporation, do hereby constitute and appoint Terrence J. Keating and John R. Murphy, and each and any of them, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable Accuride Corporation to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement or any registration statement for this offering of securities that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto, and we hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed on January 10, 2005 by the following persons in the capacities indicated.

Signature	Title

/s/ TERENCE J. KEATING Terrence J. Keating	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ JOHN R. MURPHY John R. Murphy	Executive Vice President/Finance and Chief Financial Officer (Principal Accounting Officer)
/s/ JAMES H. GREENE, JR. James H. Greene, Jr.	Director
/s/ FREDERICK M. GOLTZ Frederick M. Goltz	Director
/s/ TODD A. FISHER Todd A. Fisher	Director

EXHIBIT INDEX

1.1*	—	Form of Underwriting Agreement dated as of , 2005 by and among Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Investment Bank and Accuride Corporation.
2.1	—
Agreement and Plan of Merger, dated as of December 24, 2004, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc., certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on December 30, 2004 and incorporated herein by reference.
2.2	—
Stock Subscription and Redemption Agreement, dated as of November 17, 1997, among Accuride Corporation, Hubcap Acquisition L.L.C. and Phelps Dodge Corporation. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
3.1*	—	Certificate of Incorporation, as amended, of Accuride Corporation.
3.2	—	Bylaws of Accuride Corporation. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
3.3*	—	Amended and Restated Certificate of Incorporation of Accuride Corporation to be effective upon completion of the offering.
3.4*	—	Amended and Restated Bylaws of Accuride Corporation to be effective upon completion of the offering.
4.1	—
Indenture, dated as of January 21, 1998, between Accuride Corporation and U.S. Trust Company of California, N.A., as trustee, relating to $200,000,000 aggregate principal amount of 9.25% Senior Subordinated Notes due 2008. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
4.2*	—	Bond Guaranty Agreement dated as of March 1, 1999 by Bostrom Seating, Inc. in favor of NBD Bank as Trustee.
4.3	—
Registration Rights Agreement, dated as of January 21, 1998, between Accuride Corporation, and BT Alex. Brown Incorporated, Citicorp Securities, Inc. and J.P. Morgan Securities Inc. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
4.4	—
Specimen Certificate of 9.25% Senior Subordinated Notes due 2008, Series A. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
4.5	—
Specimen Certificate of 9.25% Senior Subordinated Notes due 2008, Series B. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
5.1*	—	Opinion of Latham & Watkins LLP.
10.1	—
Stockholders' Agreement by and among Accuride Corporation, Phelps Dodge Corporation and Hubcap Acquisition L.L.C. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.2	—
Registration Rights Agreement by and between Accuride Corporation and Hubcap Acquisition L.L.C. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.

10.3	—
1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.4	—
Amendment No. 2 to the 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries. Previously filed as an exhibit to the Form 10-Q for the quarterly period ended June 30, 2002 and incorporated herein by reference.
10.5	—
Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.6	—
Form of Repayment and Stock Pledge Agreement by and between Accuride Corporation and certain employees. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.7	—	Form of Secured Promissory Note in favor of Accuride Corporation. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.8	—
Form of Stockholders' Agreement by and among Accuride Corporation, certain employees and Hubcap Acquisition L.L.C. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.9	—
Form of Severance Agreement by and between Accuride Corporation and certain executives. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.10	—
Lease Agreement dated November 1, 1988, by and between Kaiser Aluminum & Chemical Corporation and The Bell Company regarding the property in Cuyahoga Falls, Ohio, as amended and extended. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.11*	—
First Amendment to Lease Agreement between AKW, L.P. (Accuride Erie) (as successor to Kaiser Aluminum and Chemical Corporation) and Sarum Management (as successor to the Bell Company) regarding the property in Cuyahoga Falls, Ohio.
10.12	—
Second Amendment to Lease Agreement between AKW, L.P. (Accuride Erie) (as successor to Kaiser Aluminum and Chemical Corporation) and Sarum Management (as successor to the Bell Company) regarding the property in Cuyahoga Falls, Ohio. Previously filed as an Exhibit to the Form 10-K filed on March 21, 2003 and incorporated herein by reference.
10.13	—
Third Amendment to Lease Agreement between Accuride Erie L.P. and Sarum Management regarding the property in Cuyahoga Falls, Ohio. Previously filed as an Exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.
10.14*	—	Lease Agreement dated October 26, 1998, as amended, by and between Accuride Corporation and Viking Properties, LLC. regarding the Evansville, Indiana office space.
10.15*	—	Amended and Restated Lease Agreement dated April 1, 1999, between AKW, L.P. and Kaiser Aluminum & Chemical Corporation regarding the property in Erie, Pennsylvania.
10.16	—	Amended and Restated Supplemental Savings Plan dated January 1, 1998. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.17	—	Amended and Restated Supplemental Savings Plan dated January 1, 2003. Previously filed as an exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.

10.18	—	Accuride Executive Retirement Allowance Policy dated November 2003. Previously filed as an exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.
10.19	—	Joint Marketing Agreement between Accuride Corporation and Gianetti Ruote SpA. Previously filed as an exhibit to the Form 10-K filed on March 26, 2001 and incorporated herein by reference.
10.20	—	Technology Cross License Agreement between Accuride Corporation and Gianetti Ruote SpA. Previously filed as an exhibit to the Form 10-K filed on March 26, 2001 and incorporated herein by reference.
10.21	—	Second Amended and Restated Credit Agreement. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.
10.22	—	Second Amended and Restated Pledge Agreement. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.
10.23	—
Security Agreement between Accuride Corporation, Accuride Canada, Inc., and Citicorp USA, Inc. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.
10.24	—	Security Agreement between Accuride Canada, Inc., and Citicorp USA, Inc. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.
10.25	—	Form of Change-In-Control Agreement (Tier I employees). Previously filed as an exhibit to the Form 10-K filed on March 11, 2002 and incorporated herein by reference.
10.26	—	Form of Change-In-Control Agreement (Tier II employees). Previously filed as an exhibit to the Form 10-K filed on March 11, 2002 and incorporated herein by reference.
10.27	—	Form of Change-In-Control Agreement (Tier III employees). Previously filed as an exhibit to the Form 10-K filed on March 11, 2002 and incorporated herein by reference.
10.28	—	Third Amended and Restated Credit Agreement, dated June 13, 2003. Previously filed as an exhibit to the Form 8-K filed August 11, 2003 and incorporated herein by reference.
10.29	—	Third Amended and Restated Pledge of Shares Agreement, dated June 13, 2003. Previously filed as an exhibit to the Form 10-Q filed August 13, 2003 and incorporated herein by reference.
10.30	—	First Amendment to Third Amended and Restated Credit Agreement, dated December 10, 2003. Previously filed as an Exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.
10.31*	—	Lease Agreement, as amended between Accuride Corporation and The Package Company, L.L.C., regarding the property in Taylor, Michigan.
10.32*	—	Form of Amended and Restated Registration Rights Agreement to be entered into upon completion of the TTI merger by and among Accuride Corporation. and each of the Stockholders listed therein.
10.33*	—	Form of Accuride Corporation Shareholder Rights Agreement to be entered into upon completion of the TTI merger by and among Accuride Corporation and the Stockholders listed therein.
10.34*	—	Form of Management Services Agreement to be entered into upon completion of the TTI merger by and among Accuride Corporation, Kohlberg Kravis Roberts & Co. L.P. and Trimaran Fund Management, L.L.C.

10.35*	—	2005 Equity Incentive Plan and forms of related agreements.
10.36*	—	Lease Agreement dated as of March 1, 1999 by and between the Industrial Development Board of the City of Piedmont and Bostrom Seating, Inc.
10.37*	—
Remarketing Agent Agreement dated as of March 1, 1999 among Bostrom Seating, Inc., as User, the Industrial Development Board of the City of Piedmont as Issuer, and Merchant Capital, L.L.C. as Remarketing Agent.
14.1	—	Accuride Code of Conduct. Previously filed as an exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.
21.1	—	Subsidiaries of the Registrant.
23.1†	—	Consent of Deloitte & Touche LLP.
23.2†	—	Consent of Deloitte & Touche LLP.
23.3*	—	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	—	Power of Attorney (included in the signature pages to the Registration Statement).

†
Filed herewith.

*
To be filed by amendment.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
MARKET AND INDUSTRY DATA
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TTI MERGER
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
PRO FORMA CONSOLIDATED FINANCIAL DATA
Unaudited Pro Forma Consolidated Balance Sheet As of September 30, 2004
Unaudited Pro Forma Consolidated Statement of Income Year Ended December 31, 2003
Unaudited Pro Forma Consolidated Statement of Income Nine Months Ended September 30, 2004
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF ACCURIDE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
Summary Compensation Table
Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ACCURIDE CORPORATION INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ACCURIDE CORPORATION CONSOLIDATED BALANCE SHEETS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (Dollars in thousands)
ACCURIDE CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ACCURIDE CORPORATION For the years ended December 31, 2001, 2002, and 2003 and (unaudited) the nine months ended September 30, 2003 and 2004 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except share and per share data)
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED BALANCE SHEETS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND OTHER COMPREHENSIVE LOSS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(STYLIZED MAP/BACKGROUND WATERMARK)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX